As filed with the Securities and Exchange Commission on October 30, 2007
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SOI HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7363 (Primary Standard Industrial Classification Code Number)	20-2312035 (I.R.S. Employer Identification Number)

5260 Parkway Plaza Boulevard
Suite 140
Charlotte, NC 28217
(704) 523-2191
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Carl W. Guidice, Jr., President
SOI Holdings, Inc.
5260 Parkway Plaza Boulevard
Suite 140
Charlotte, NC 28217
(704) 523-2191
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Thomas G. Spencer, Esq. Duane Morris LLP 30 South 17th Street Philadelphia, PA 19103-4196 (215) 979-1218	Deanna L. Kirkpatrick, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of Securities	Aggregate Offering	Amount of
to be Registered	Price(1)(2)	Registration Fee
Common Stock, $0.01 par value	$86,250,000	$2,648

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

(2)	Includes offering price of shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 30, 2007
Prospectus

           Shares

SOI HOLDINGS, INC.

Common Stock

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $      and $      per share. We intend to apply to list our shares of common stock for quotation on the New York Stock Exchange under the symbol “SOH.” We are offering           shares of our common stock and the selling stockholders identified in this prospectus are offering           shares of our common stock. We will not receive any of the proceeds from the sale of the shares of common stock sold by the selling stockholders, some of whom may be members of management.

The underwriters have an option to purchase up to           additional shares of common stock from the selling stockholders at the public offering price less the underwriting discounts and commissions within 30 days from the date of this prospectus to the extent the underwriters sell more than           shares of common stock in this offering.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 11.

		Underwriting	Proceeds	Proceeds to
	Price to	Discounts and	to Issuer	Selling
	Public	Commissions	(before expenses)	Stockholders

Per Share	$	$	$	$
Total	$	$	$	$

The underwriters expect to deliver the shares on or about          , 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Lehman Brothers

SunTrust Robinson Humphrey

          , 2007

Page No.

Prospectus Summary	1
Risk Factors	11
Forward-Looking Statements	24
Use of Proceeds	25
Dividend Policy	25
Capitalization	26
Dilution	27
Selected Consolidated Financial Data	28
Management’s Discussion and Analysis of Financial Condition and Results of Operations	33
Business	54
Management	69
Compensation Discussion and Analysis	73
Certain Relationships and Related Transactions	82
Principal and Selling Stockholders	84
Description of Capital Stock	86
Shares Eligible for Future Sale	89
Underwriting	91
Selling Restrictions	95
Material U.S. Federal Tax Considerations for Non-U.S. Holders	98
Legal Matters	100
Experts	100
Where to Find More Information	100
Index to Financial Statements	F-1
EX-3.1: AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
EX-3.2: AMENDED AND RESTATED BYLAWS
EX-10.1: STOCKHOLDERS AGREEMENT
EX-10.2: AMENDED AND RESTATED 2005 OMNIBUS PLAN
EX-10.3: 2005 OMNIBUS PLAN NONQUALIFIED COMMON STOCK OPTION AGREEMENT
EX-10.4: 2005 OMNIBUS PLAN AMENDED AND RESTATED NONQUALIFIED COMMON STOCK OPTION AGREEMENT
EX-10.5: STOCK PURCHASE AGREEMENT
EX-10.6: AMENDMENT NO. 1 TO STOCK PURCHASE AGREEMENT
EX-10.7: STOCK PURCHASE AGREEMENT
EX-10.8: AMENDMENT NO. 1 TO STOCK PURCHASE AGREEMENT
EX-10.9: MANAGEMENT STOCK PURCHASE AGREEMENT
EX-10.10: MANAGEMENT STOCK PURCHASE AGREEMENT
EX-10.11: MANAGEMENT STOCK PURCHASE AGREEMENT
EX-10.12: OFFICE LEASE AGREEMENT
EX-10.13: FIRST AMENDMENT TO LEASE
EX-10.14: EXPANSION SPACE COMMENCEMENT AGREEMENT
EX-10.15: EMPLOYMENT AGREEMENT
EX-10.16: EMPLOYMENT AGREEMENT
EX-10.17: EMPLOYMENT AGREEMENT
EX-10.18: EMPLOYMENT AGREEMENT
EX-10.19: THIRD AMENDED AND RESTATED SENIOR SECURED CREDIT AGREEMENT
EX-10.20: MANAGEMENT SERVICES AGREEMENT
EX-10.27: PREFERRED STOCK REDEMPTION AGREEMENT
EX-10.28: STOCK REDEMPTION AND WAIVER AGREEMENT
EX-10.29: 2007 MANAGEMENT BONUS INCENTIVE PLAN
EX-10.30: 2006 MANAGEMENT BONUS INCENTIVE PLAN
EX-10.31: GREAT GAME OF BUSINESS PLAN
EX-10.32: 2002 MANAGEMENT INCENTIVE PLAN
EX-21.1: LIST OF SUBSIDIARIES
EX-23.1: CONSENT OF PRICEWATERHOUSECOOPERS LLP
EX-23.2: CONSENT OF PRICEWATERHOUSECOOPERS LLP
EX-23.3: CONSENT OF ERNST & YOUNG LLP

You should rely only on the information contained in this document and any free-writing prospectus prepared by us or on our behalf or to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including          , 2007 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, are required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights the information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all the information that may be important to you. For a more complete understanding of this offering, we encourage you to read this entire prospectus and the documents to which we refer you. You should read the following summary together with the more detailed information and consolidated financial statements and the notes to those statements included elsewhere in this prospectus. On August 4, 2005, an entity controlled by Clarion Capital Partners, LLC, or our sponsor, and its affiliates, and a member of management, acquired control of us. Unless otherwise specified or the context requires otherwise, reference in this prospectus to the “Company,” “SOI,” “we,” “us” or “our” refers to SOI Holdings, Inc. and its direct and indirect subsidiaries on a consolidated basis including Strategic Outsourcing, Inc. for all periods subsequent to August 3, 2005. All references to our “predecessor” refer to Strategic Outsourcing, Inc. and its subsidiaries prior to August 4, 2005, which operated under a different ownership and capital structure. Investors should carefully consider the information set forth under “Risk Factors.” Unless otherwise indicated, all information contained in this prospectus gives effect to the          -for-one stock split, which we call the “stock split,” that we intend to implement prior to the effectiveness of the registration statement of which this prospectus is a part.

Overview

We are one of the leading professional employer organizations, commonly known as PEOs, in the United States. We offer a comprehensive human resources solution that is designed to benefit our clients by reducing their human resources-related administrative burdens, providing support for regulatory compliance, helping to manage human resources-related costs and improving employee satisfaction and retention. We provide these services to small and medium-sized companies across a diverse range of industries and geographic regions. We have developed proprietary processes and risk management tools that we use to support a disciplined screening process to identify and evaluate well-managed companies seeking an outsourced solution to their human resources functions. Furthermore, we use these processes and tools to proactively monitor the profile and profitability of each of our clients on an ongoing basis. As of June 30, 2007, we had 16 offices in eight states and 825 clients with more than 37,000 worksite employees. During the last twelve months, we provided human resources services to worksite employees in 49 states, the District of Columbia and Puerto Rico.

We provide our clients with a comprehensive suite of human resources solutions through a combination of both internal resources and third party providers, which include insurance carriers and other financial institutions. Our services include:

•	Payroll processing, including employment tax remittance and reporting;

•	Human resources consultation and related resources in areas such as compliance with employment laws, personnel administration and unemployment compensation claims administration;

•	Risk management-related services, including workers’ compensation coverage, claims administration and loss control and employment practices liability insurance; and

•	Health, welfare and other benefits, including medical, dental, vision, disability, employee assistance programs and 401(k) retirement plans.

Our solutions are designed to benefit our clients in a number of ways. We offer a fully outsourced, comprehensive human resources solution to our clients through a single point of contact. Our solution relieves our clients of the administrative burdens associated with performing non-revenue-producing employment-related functions and purchasing discrete services from multiple third-party vendors. Additionally, we provide access to highly skilled human resources specialists and other administrative resources normally only available to large businesses. These resources assist clients in complying with the complex and rapidly changing human resources regulatory environment and aid in the implementation of human resources best practices within their organizations. We also help our clients manage their long-term human resources costs by sourcing services, such as workers’ compensation insurance and healthcare benefits, separately from multiple vendors, offering a bundled service at a single price and providing risk management monitoring, reporting and other processes. Because our services are offered on a pay-as-you-go basis, it is not necessary for our clients to collateralize insurance coverage or pay significant premiums in advance. Finally, our clients are able to better compete for and retain qualified employees by providing their employees access to employee benefits comparable to those offered by large businesses.

We have demonstrated our ability to generate both substantial profitability and strong organic growth. In 2006, we generated $1,541 in gross profit per average monthly worksite employee and $682 in adjusted EBITDA per average monthly worksite employee. We increased the aggregate number of client worksite employees from 30,906 at December 31, 2005 to 34,056 at December 31, 2006, an increase of 10.2%. As of June 30, 2007, our clients had an aggregate of 37,172 worksite employees, an increase of 19.2% during the twelve months ended June 30, 2007.

Industry

International Data Corporation estimates that the market for human resources services, which includes both discrete and full-service human resources outsourcing and human resources consulting, was approximately $44.9 billion in 2006 and is expected to grow to $70.5 billion in 2011, representing a compounded annual growth rate of 9.4%. We believe the key factors driving the growth of the human resources outsourcing industry include the desire of businesses to outsource non-core business functions, increase operational efficiency, reduce regulatory compliance risk, minimize employment related costs over time, and compete more effectively for quality employees in a changing labor market.

PEOs represent a large and growing segment of the human resources outsourcing industry. According to Staffing Industry Analysts, Inc., revenues for the PEO industry were approximately $9.4 billion in 2006 and are expected to grow to approximately $11.0 billion in 2008, representing a compounded annual growth rate of 8.0%. The PEO market is highly fragmented, and is comprised of approximately 700 companies, many of which are single market or regional providers that typically offer their services in select states or geographic regions, and often have limited access to established, nationally-recognized third party benefit and risk management providers.

The small and medium-sized business market represents a large and attractive group of candidates for PEO services. The Small Business Administration reports that there were approximately 5.9 million businesses with fewer than 500 employees in 2004, with an aggregate of approximately 58.6 million employees. Because PEOs provide employment-related services to a large number of employees, they are able to achieve economies of scale that allow them to deliver comprehensive human resources services and human resources specialists to small and medium-sized businesses in a cost efficient manner. We believe that small and medium-sized businesses are particularly attractive clients for the following reasons:

•	they typically have fewer in-house resources than large businesses and, as a result, are generally more dependent on their outsourced service providers;

•	they generally do not require customized solutions, enabling service providers to obtain significant scale advantages by operating on an integrated platform;

•	their human resources costs per employee are typically higher than those at large companies; and

•	they generally have a relatively short sales cycle.

According to the National Association of Professional Employer Organizations, PEOs collectively provide services to between 2.0 and 3.0 million worksite employees, or approximately 3.4% to 5.1% of the estimated 58.6 million employees in the small and medium-sized business market. We believe that the relatively low penetration of this market represents a significant opportunity for continued growth of the PEO industry.

Competitive Strengths

We believe that we are well-positioned to capitalize on current market opportunities for PEO services due to the following competitive strengths:

Leading PEO Service Provider.  We are currently one of the largest PEOs in the United States. In 2006, we had $1.14 billion in gross billings and served client worksite employees in 49 states, the District of Columbia and Puerto Rico. Given our track record of success, comprehensive product offering and overall scale, we have been able to develop a service offering that effectively meets the human resources needs of a broad range of existing and potential clients, and offers an attractive alternative to clients that currently provide human resources services using internal resources.

Comprehensive Human Resources Services.  We provide a comprehensive suite of products and services that address the critical human resources functions of our clients through a “one stop shop” integrated solution. Our services enable small and medium-sized businesses to offer benefits to their employees typically only available at large businesses, allowing them to better compete for qualified employees. We believe that the breadth of our services improves client satisfaction and increases client retention rates.

Superior Risk Management Platform.  We employ a robust, disciplined process to evaluate and monitor our clients which allows us to effectively manage internal risk and drive overall profitability. Our risk management function combines the use of proprietary tools and systems with an experienced team of risk management professionals and allows us to properly evaluate and price the risk associated with a particular client, and then monitor that relationship in detail over time.

Strong, Established Vendor Relationships.  We have long-term relationships with established, nationally recognized vendors. Our primary vendor relationships include member insurance companies of The Hartford Financial Services Group for workers’ compensation insurance and BlueCross BlueShield of Florida and First Health Life & Health Insurance Company, a member of the Coventry Health Care Group for medical benefits, each of which has been in place for over six years. Over the last two years we have established new relationships for health benefits in order to enhance the attractiveness of our solution in select geographic regions. The strength of the partnerships we have developed with our vendors over the years allows us to leverage their experience and practices to better assess the risk profile of our clients and identify the most profitable clients.

Scalable Platform Positioned for Growth.  Our business model is highly scalable and, we believe, positions us well to effectively grow our client base without adding significant incremental costs. Our technology infrastructure, which includes client self-service tools, has the capacity to support substantial growth without adding significant enhancements, modifications or personnel. Our human resources consultants, client service representatives, payroll technicians and loss control representatives are well-trained, experienced human resources professionals capable of managing a significant number of worksite employees in an efficient manner. In addition, we have established and formalized internal management, risk mitigation and hiring and training processes across our organization such that we can continue to grow our business while managing risk and maximizing profitability.

Proven and Experienced Management Team.  Our senior management team has applied its prior experience and industry expertise to significantly enhance and grow our operations. Our executive officers collectively possess more than 50 years of industry experience and have served with us or our predecessor for an average of more than seven years. Our executive officers are supported by seasoned departmental heads with substantial industry experience both with us and with other human resources service providers. Under the leadership of our management team, we have established disciplined processes for running the business which has resulted in a significant improvement in growth and profitability.

Growth Strategy

We have identified the following key factors to executing our growth strategy:

Expand Our Direct Sales Force.  Further expanding our direct sales force is a key component of our growth strategy. We have increased the size of the sales force from 29 employees in January 2006 to 56 employees as of June 30, 2007. To support the recent and continued growth of our sales force, we have developed and implemented a highly structured training and mentoring program for new sales professionals. During this expansion of our sales force, we have maintained historical levels of sales force productivity largely, we believe, as a result of our robust hiring, training and mentoring approach. We currently anticipate increasing our sales force by an additional 10% to 20% by the end of 2008.

Further Cultivate Our Network of Trusted Advisors.  Our direct sales force works closely with a network of trusted advisors to identify and pursue new client opportunities. Our network of trusted advisors includes insurance agents, attorneys, accountants and other vendors who provide services to, or have relationships with, small and medium-sized businesses. We began working with trusted advisors in 1998 and have developed an effective approach to cultivating this referral network, including establishing an appropriate financial incentive structure. We are committed to growing our network of trusted advisors and expect this channel to continue to contribute to the overall growth of our business.

Deepen Penetration in Existing Markets.  We believe that increasing penetration in our existing markets is an attractive, low-risk and cost-efficient means of growth as we are able to capitalize on the reputation, vendor relationships and expertise that we have developed in the markets in which we operate. We believe that there is substantial growth potential in our existing geographical markets as these markets are still largely underpenetrated for PEO services. Additionally, where applicable, we seek to leverage our existing client relationships to identify additional businesses in these regions that may be attractive candidates for our services.

Expand into New Geographic Markets.  We intend to continue to expand our geographic presence by opening new offices in markets that we believe offer significant potential demand for our services. Since June 30, 2006, we have opened new branch offices in Fort Lauderdale, Fort Myers, Gainesville and Jacksonville, Florida, Manasquan, New Jersey and San Antonio, Texas. We intend to continue to explore expansion in new geographic markets by opening new offices or, under the appropriate circumstances, through acquisitions.

Continue to Add and Enhance Products and Services.  We continuously update and add to our suite of services in order to increase our value proposition, allowing us to attract new clients and improve existing client satisfaction and retention. We believe these incremental enhancements help strengthen our solution and further deepen the relationship with our clients.

History

Our predecessor was founded in 1995 through the combination of two PEOs, AmLease Corporation and Summit Services, Inc. In 2000, Union Planters Bank, a Tennessee-based regional bank, acquired our predecessor. In June 2004, Regions Financial Corporation acquired Union Planters Bank (which we refer to as the Regions acquisition). In July 2005, Regions contributed all of our predecessor’s outstanding capital stock to us in exchange for shares of our preferred stock and common stock as a precursor to selling 90% of our preferred stock and common stock to an entity controlled by our sponsor and its affiliates and to a member of management in August 2005 (which we refer to as the acquisition by our sponsor). At the time of the acquisition by our sponsor, other members of our management team also purchased shares of our preferred stock and common stock. In December 2006, we issued additional shares of our preferred stock and common stock to Regions as contingent consideration in connection with the acquisition by our sponsor. In July 2006, we redeemed all of our then-outstanding preferred shares, and in May 2007 we redeemed the additional preferred shares issued to Regions as contingent consideration. There are currently no preferred shares outstanding. In July 2007, we redeemed all shares of our common stock held by Regions. For the details of these transactions, see “Certain Relationships and Related Transactions.”

Our operational history is characterized by three phases that are related to our ownership changes. During the first phase, from founding in 1995 until our acquisition by Union Planters Bank in 2000, we grew significantly and our gross billings surpassed $0.5 billion. In 1998, Carl W. Guidice, Jr., our current President and Chief Executive Officer, joined us as our Vice President of Benefits.

During the second phase, under the ownership of Union Planters Bank and then Regions, we refined and implemented our management reporting system to monitor the profitability of each client, resulting in rate increases for a significant number of our clients and a greater focus on well-managed clients. In addition, in early 2004 Union Planters Bank instituted a hiring freeze and imposed other operational restrictions, which Regions continued, at a time when our gross billings exceeded $1.0 billion for the first time. Due to these restrictions, our focus during 2004 and 2005 was primarily on our gross profit margins.

During the third phase, since the acquisition by our sponsor in 2005, there has been renewed focus on profitable growth. Following the acquisition by our sponsor, we were no longer subject to the operating restrictions that Regions had imposed. In 2006 and 2007, having improved our profit margins and developed our disciplined risk management platform, we implemented several strategic initiatives to accelerate our growth and increase our market share. These initiatives included increasing the size of our sales force along with improving our recruiting, training and performance processes supporting our sales function. In addition, we increased the focus of our sales force on customer service and customer retention through the implementation of a revised incentive structure.

Ownership by Our Sponsor

As of September 30, 2007, our sponsor and its affiliates beneficially owned approximately 76.3% of our outstanding common stock. Following completion of this offering, our sponsor and its affiliates will beneficially own approximately     % of our common stock, or     % if the underwriters option to purchase additional shares is fully exercised.

Offering Related Matters

Management Agreement Termination Fee

We have entered into an agreement with an affiliate of our sponsor that will terminate our existing management services agreement with that affiliate immediately prior to the completion of this offering. We will pay our sponsor’s affiliate a one-time termination fee in consideration for this termination in an amount equal to $33,333 for each month from the completion of this offering to the end of the current term of the agreement, which expires on July 28, 2008. See “Certain Relationships and Related Party Transactions.”

Dividend

Prior to the completion of this offering, we anticipate paying a dividend of approximately $10.0 million to $15.0 million to our current stockholders. Payment of this dividend will be dependent upon our ability to generate cash from operations to fund the payment and receipt of requisite approvals from our lender.

Corporate Information

Our executive offices are located at 5260 Parkway Plaza Boulevard, Suite 140, Charlotte, NC 28217, and our telephone number is (704) 523-2191. Our website address is www.soi.com. Information contained in our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be a part of this prospectus or in deciding whether to purchase shares of our common stock.

THE OFFERING

Common stock offered by us	shares

Common stock offered by selling stockholders	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We intend to use the net proceeds to repay indebtedness and for general corporate purposes. We will not receive any of the proceeds from the sale of the shares of common stock sold by the selling stockholders, some of whom may be members of management. See “Use of Proceeds” and “Principal and Selling Stockholders.”

Risk factors	For a discussion of certain risks relating to us, our business and an investment in our common stock, see “Risk Factors.”

Proposed New York Stock Exchange symbol	“SOH”

Unless otherwise indicated, all information contained in this prospectus:

•	excludes shares of our common stock issuable upon the exercise of options outstanding as of September 30, 2007 under our Amended and Restated 2005 Omnibus Plan, our “Equity Incentive Plan,” with a weighted average exercise price of $ ;

•	excludes an aggregate of additional shares of our common stock reserved for issuance pursuant to future awards under our Equity Incentive Plan;

•	gives effect to the -for-one stock split;

•	assumes an initial public offering price of $ per share of common stock, the mid-point of the range set forth on the cover page of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table summarizes our historical consolidated financial information and operating data for the periods indicated and should be read in conjunction with our financial statements, the notes thereto, “Capitalization,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to split the common stock          -for-one, which we refer to as the stock split. All share and per share amounts have been adjusted to give effect to the stock split as if it occurred on the first day of each period presented.

All references to our “predecessor” refer to Strategic Outsourcing, Inc. and its subsidiaries for all periods prior to August 4, 2005, the date on which our sponsor acquired control of us through private equity funds it controls. Our predecessor was founded in 1995 through the combination of two PEOs, AmLease Corporation and Summit Services, Inc. In 2000, Union Planters Bank, a Tennessee-based regional bank, acquired our predecessor. In June 2004, Regions Financial Corporation acquired Union Planters Bank (which we refer to as the Regions acquisition). In July 2005, Regions contributed all of our predecessor’s outstanding capital stock to us in exchange for shares of our preferred stock and common stock as a precursor to selling 90% of our preferred stock and common stock to an entity controlled by our sponsor and its affiliates and to a member of management in August 2005 (which we refer to as the acquisition by our sponsor). At the time of the acquisition by our sponsor, other members of our management team also purchased shares of our preferred stock and common stock. Both the Regions acquisition and the acquisition by our sponsor were accounted for under the purchase method of accounting and resulted in purchase accounting adjustments that affect the comparability of results of operations between periods before and after each acquisition. In addition, we derived the combined summary consolidated statement of operations data for the twelve months ended December 31, 2005 from our and our predecessor’s audited consolidated financial statements for the periods before and after the acquisition by our sponsor included elsewhere herein, and we derived the combined summary consolidated statement of operations data for the twelve months ended December 31, 2004 from our predecessor’s audited consolidated financial statements for the periods before and after the Regions acquisition included elsewhere herein. This combined data has not been audited on a combined basis and, as a result, does not comply with U.S. generally accepted accounting principles and is not intended to represent what our operating results would have been if the acquisition by our sponsor had occurred at January 1, 2005 or the Regions acquisition had occurred on January 1, 2004.

We derived the summary consolidated statement of operations data below for the year ended December 31, 2006 and the period from August 4, 2005 to December 31, 2005 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary consolidated statement of operations data below for the periods from January 1, 2005 to August 3, 2005, July 1, 2004 to December 31, 2004 and January 1, 2004 to June 30, 2004 from our predecessor’s audited consolidated financial statements included elsewhere in this prospectus. We derived the summary consolidated statement of operations data below for the six months ended June 30, 2006 and 2007 from our unaudited consolidated financial statements included elsewhere in this prospectus.

We derived the summary consolidated balance sheet data below at December 31, 2004 from our predecessor’s audited consolidated financial statements that are not included in this prospectus. We derived the summary consolidated balance sheet data below at December 31, 2005 and 2006 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the actual summary consolidated balance sheet data below at June 30, 2007 from our unaudited consolidated financial statements included elsewhere in this prospectus.

	Strategic Outsourcing, Inc.
	Predecessor
			Combined		SOI	Combined
			Twelve		Holdings, Inc.	Twelve
	(Union Planters)	(Regions)	Months	(Regions)	Restated	Months	SOI Holdings, Inc.
	Jan. 1, 2004	July 1, 2004	Ended	Jan. 1, 2005	Aug. 4, 2005	Ended	Restated	Six Months Ended June 30,
	to	to	Dec. 31, 2004	to	to	Dec. 31, 2005	Year Ended	(unaudited)
	June 30, 2004	Dec. 31, 2004	(unaudited)	Aug. 3, 2005	Dec. 31, 2005	(unaudited)	Dec. 31, 2006	2006	2007
	(In thousands except for per share and statistical data)

Consolidated Statement of Operations Data:
Gross billings	$485,708	$515,524	$1,001,232	$633,778	$470,649	$1,104,427	$1,137,403	$541,159	$589,383
Worksite employee payroll	392,227	418,177	810,404	502,825	392,356	895,181	925,089	436,836	481,628

Revenues	93,481	97,347	190,828	130,953	78,293	209,246	212,314	104,323	107,755
Cost of services	78,939	72,637	151,576	114,129	52,550	166,679	164,268	83,320	81,806

Gross profit	14,542	24,710	39,252	16,824	25,743	42,567	48,046	21,003	25,949
Operating expenses:
Selling, general and administrative expenses	10,443	11,024	21,467	13,379	10,386	23,765	26,356	12,748	15,179
Stock-based compensation	—	—	—	—	170	170	694	434	3,896
Depreciation	298	200	498	270	205	475	558	268	397
Amortization(1)	—	3,339	3,339	3,896	3,127	7,023	7,505	3,752	3,428
Change of control payments and other(2)	—	—	—	3,691	184	3,875	420	205	204

Total operating expenses	10,741	14,563	25,304	21,236	14,072	35,308	35,533	17,407	23,104

Operating profit (loss)	3,801	10,147	13,948	(4,412)	11,671	7,259	12,513	3,596	2,845
Interest income	85	173	258	403	101	504	439	286	265
Interest expense	(2)	(6)	(8)	(3)	(2,243)	(2,246)	(8,273)	(2,286)	(3,565)

Income (loss) before income taxes	3,884	10,314	14,198	(4,012)	9,529	5,517	4,679	1,596	(455)
Income tax expense (benefit)	1,509	3,911	5,420	(1,679)	3,775	2,096	2,157	600	506

Net income (loss)	$2,375	$6,403	$8,778	$(2,333)	$5,754	$3,421	$2,522	$996	$(961)

Net income per share:
Basic
Diluted
Weighted average common shares:
Basic
Diluted
Statistical Data(3):
WSEs at period end			30,927			30,906	34,056	31,177	37,172
Average monthly WSEs for the period			31,395			31,291	31,186	30,257	35,423
Clients at period end			836			794	796	752	825
Average monthly clients for the period			806			784	767	752	801
Average number of WSEs per client at period end			37			39	43	41	45
Average annual wage per average monthly WSE for the period			$25,813			$28,608	$29,664	$28,875	$27,193
Gross profit per average monthly WSE for the period			$1,250			$1,360	$1,541	$694	$733

	Strategic Outsourcing, Inc.
	Predecessor
			Combined		SOI	Combined
			Twelve		Holdings, Inc.	Twelve
	(Union Planters)	(Regions)	Months	(Regions)	Restated	Months	SOI Holdings, Inc.
	Jan. 1, 2004	July 1, 2004	Ended	Jan. 1, 2005	Aug. 4, 2005	Ended	Restated	Six Months Ended June 30,
	to	to	Dec. 31, 2004	to	to	Dec. 31, 2005	Year Ended	(unaudited)
	June 30, 2004	Dec. 31, 2004	(unaudited)	Aug. 3, 2005	Dec. 31, 2005	(unaudited)	Dec. 31, 2006	2006	2007
	(In thousands except for per share and statistical data)

Adjusted EBITDA per average monthly WSE for the period			$566			$477	$682	$266	$298
Workers’ compensation average manual rate for the period			$4.91			$4.45	$3.99	$4.26	$3.60
Cash Flow and Other Data:
Net cash provided by (used in) operating activities	$9,704	$7,217	$16,921	$708	$18,315	$19,023	$19,517	$(611)	$3,662
Capital expenditures	$242	$284	$526	$817	$465	$1,282	$1,006	$427	$941
EBITDA(4)			$17,785			$14,757	$20,576	$7,616	$6,670
Adjusted EBITDA(4)			$17,785			$14,927	$21,270	$8,050	$10,566

	Predecessor	SOI Holdings, Inc.
		December 31,		June 30, 2007
					Pro Forma,
	December 31, 2004	2005	2006	Actual	As Adjusted
		(In thousands)

Consolidated Balance Sheet Data:
Cash	$41,153	$29,398	$24,428	$17,161	$
Total assets	$130,198	$121,761	$199,382	$110,681	$
Total debt	—	$45,500	$73,603	$66,444	$
Total stockholders’ equity (deficit)	$87,104	$29,263	$(13,526)	$(13,420)	$

(1)	Amortization expense is primarily due to specified intangible assets recorded under purchase accounting as a result of the Regions acquisition. The book value of these assets and thus our amortization expense increased as a result of the acquisition by our sponsor. These assets will be fully amortized in August 2008 with the exception of longer term use capitalized software resulting in approximately $54 of continued annual amortization expense.

(2)	Represents $3,691 we paid on August 3, 2005 to members of our management team under the terms of their change of control agreements and amounts we paid to an affiliate of our sponsor under a management agreement that we have agreed to terminate immediately prior to the completion of this offering. We will pay our sponsor’s affiliate a one-time termination fee in an amount equal to $33 for each month from the closing of this offering to the end of the current term of the agreement, which expires on July 28, 2008.

(3)	WSEs means worksite employees. Average monthly WSEs for any period represents the average of the actual number of WSEs at the end of each month during the period. Average monthly clients for any period represents the average of the actual number of clients at the end of each month during the period. Average annual wage per average monthly WSE represents total WSE wages for the period, annualized if the period is less than one year, divided by the average monthly WSEs for the period. Workers’ compensation average manual rate is the average premium for workers’ compensation insurance for each $100 (actual, not in thousands) of worksite employee payroll.

(4)	EBITDA represents net income before interest, income taxes, depreciation and amortization. Adjusted EBITDA is EBITDA before stock-based compensation expense. Neither EBITDA nor Adjusted EBITDA is a measure of financial performance or liquidity under accounting principles generally accepted in the United States (“GAAP”). EBITDA and Adjusted EBITDA are included in this prospectus because our management considers them to be important supplemental measures of our performance and believes that they are frequently used by securities analysts, investors and other interested persons in the evaluation of companies in our industry, some of which present EBITDA and Adjusted

EBITDA when reporting their results. We regularly evaluate our performance as compared to other companies in our industry that have different financing and capital structures and/or tax rates by using EBITDA and Adjusted EBITDA. In addition, we use EBITDA and Adjusted EBITDA in evaluating acquisition opportunities. We also use EBITDA and Adjusted EBITDA, with specified additional adjustments, in establishing performance targets under our management bonus plan, our equity incentive plan and our broad-based employee bonus plan. These measures, with specified additional adjustments, are also used in our credit agreement in calculating our compliance with minimum financial performance, leverage and debt service coverage covenants. EBITDA and Adjusted EBITDA are not substitutes for the GAAP measures of net income (loss) and are not necessarily measures of our ability to fund our cash needs. EBITDA and Adjusted EBITDA as we present them may not be comparable to EBITDA and Adjusted EBITDA reported by other companies because they may calculate EBITDA and Adjusted EBITDA differently than we do.

Both EBITDA and Adjusted EBITDA have limitations as financial measures, and you should not analyze them in isolation or as a substitute for analyzing our results as reported under GAAP. Some of these limitations are:

•	Neither EBITDA nor Adjusted EBITDA reflect the effect of our cash expenditures, or future requirements for capital expenditures or similar contractual commitments;

•	Neither EBITDA nor Adjusted EBITDA reflects interest expense or the cash requirements necessary to service interest on our debt;

•	Neither EBITDA nor Adjusted EBITDA reflect our tax expense or our cash requirements to pay our tax obligations;

•	Although depreciation and amortization are non-cash charges, some of the assets being depreciated and amortized will need to be replaced in the future, and neither EBITDA nor Adjusted EBITDA reflects any cash requirements for such replacements; and

•	Although stock-based compensation expense is a non-cash charge, we may elect to change the manner in which we compensate our internal employees in the future, and Adjusted EBITDA does not reflect any cash requirements that any changes in our compensations philosophy may require.

We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only as supplemental measures for the purposes described above. The table below reconciles EBITDA and Adjusted EBITDA with our net income:

	Predecessor		SOI Holdings, Inc.
	Combined	Combined
	Twelve Months	Twelve Months	Restated	Six Months Ended
	Ended	Ended	Year Ended	June 30,
	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2006	2006	2007
		(In thousands)

Net income (loss)(1)	$8,778	$3,421	$2,522	$996	$(961)
Interest expense (income), net	(250)	1,742	7,834	2,000	3,300
Depreciation and amortization	3,837	7,498	8,063	4,020	3,825
Income tax expense	5,420	2,096	2,157	600	506

EBITDA	$17,785	$14,757	$20,576	$7,616	$6,670

Stock-based compensation expense	—	170	694	434	3,896

Adjusted EBITDA	$17,785	$14,927	$21,270	$8,050	$10,566

(1)	Includes the effect of $3,691 we paid on August 3, 2005 to members of our management team under the terms of their change of control agreements.

RISK FACTORS

An investment in our common stock is subject to a number of risks. You should carefully consider the following risk factors and all the other information contained in this prospectus before deciding whether to purchase our common stock. Additional risks and uncertainties of which we are not aware or that we currently believe are not material also may become important factors that affect us. If any of the events contemplated by the following discussion of risks should occur, our business, results of operations and financial condition could suffer significantly. As a result, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

Risks Related to Our Business

Our results of operations may be adversely affected if insurance coverage for workers’ compensation or medical benefits is not available or if we lose relationships with certain key providers.

In order to provide a full range of services, we generally make medical benefits coverage and workers’ compensation insurance available to our clients or their worksite employees. If any of our insurance providers discontinue providing coverage to us, the time and expense of obtaining replacement coverage could be disruptive to our business and could adversely affect our operating results and financial condition. The replacement coverage could potentially lead to client dissatisfaction and attrition due to the possible lack of continuity between coverage providers and the terms and conditions of their respective products, which could also affect our operating results and financial condition. If workers’ compensation insurance and medical benefits plans were to become unavailable to us at acceptable rates, our ability to obtain such insurance and benefits would be adversely impacted and could lead to significant client attrition.

We depend on a small number of key providers for the majority of our medical benefits and workers’ compensation coverage. Our current primary medical benefits insurance providers are BlueCross BlueShield of Florida, First Health Life & Insurance Company, a member of the Coventry Healthcare Group (which we call Coventry), members of the Humana Group Insurance Companies (which we call Humana) and Aetna Life Insurance Company, a member of the Aetna Group of Insurance Companies (which we call Aetna), and our current workers’ compensation insurance providers are member insurance companies of The Hartford Financial Services Group (which we call The Hartford). Premiums and other financial terms of our policies with these providers are negotiated and set on an annual basis except for our health benefit products, which typically have multi-year terms. If we are unable to renew these policies on financial terms and premium rates acceptable to us, our results of operations may be adversely affected.

Our operations are subject to complex federal, state and local regulation. If we fail to comply with applicable rules and regulations, our business could be adversely affected.

Human resources outsourcing organizations are subject to a number of federal, state and local laws and regulations, including those applicable to payroll practices, benefits administration, workers’ compensation, employment practices and data privacy. Because our clients may have employees in all 50 states as well as Puerto Rico and the District of Columbia, we must comply with a broad range of federal, state and local legal and regulatory requirements. For a description of this regulatory environment, see “Business — Industry Regulation.” Many of these laws and regulations were instituted prior to the development of the professional employer organization industry, and therefore can be difficult to interpret or assess and may change over time. As a result of uncertainty and inconsistency in the interpretation and application of many of these laws and regulations, from time to time we have had disagreements with regulatory agencies in various states, some of which have resulted in administrative proceedings between a state agency and us. If we add new services, we may become subject to additional legal and regulatory requirements. Any violation of these laws or regulations could subject us to fines and penalties, damage our reputation, result in a breach of our client agreements and adversely affect our ability to do business in one or more jurisdictions or in accordance with our customary practices and procedures. In addition, many of these states have reciprocal disciplinary arrangements under which disciplinary action in one state can be the basis for disciplinary action in one or more other states.

Under laws enacted in certain states, including North Carolina, Florida and Texas, we are required to register or be licensed as a professional employer organization. We may not be able to satisfy the licensing requirements or other applicable regulations of a particular jurisdiction. We also may not be successful in renewing existing registrations or licenses where required upon the expiration of their terms. In addition, future changes in or additions to these requirements may require us to modify the manner in which we provide services to our clients, which may increase our costs in providing such services.

Our business is also increasingly affected by legal requirements relating to privacy of information. We anticipate that additional privacy laws and regulations beyond the federal Health Insurance Portability and Accountability Act of 1996 and the regulations promulgated thereunder will continue to be enacted and implemented. The scope of any such new laws and regulations may be very broad and entail significant costs for us to be in compliance.

Our insurance-related loss accruals may be inadequate to cover our ultimate liability for losses and as a result our financial results could be harmed.

We accrue expense in the amount of our estimated ultimate liabilities for the costs of our health care and workers’ compensation programs. Health benefit accruals also include an independent actuarial estimate of claims incurred but not reported and for claims reported but not yet paid. Workers’ compensation accruals are established primarily based upon an independent actuarial estimate of the future claims to be made under the program. The determination of these accruals is based upon a number of factors, including current and historical claims payment patterns and medical cost trends. The factor that has the greatest impact on our financial results is medical cost trends, which is the rate of increase in health care costs. Accruals do not represent an exact calculation of liability, but instead are estimates based on actuarial and statistical projections of what we believe the cost of settlement and administration of claims will be based on facts and circumstances then known to us. Variables in the accrual estimation process can be affected by both internal and external events, such as changes in claims handling procedures, fluctuations in the administrative costs associated with the program, economic inflation, interest rates, legal trends and legislative changes. Estimating accruals for our business is subject to additional variables because we have limited control over the loss adjusting process. Accrual estimates are regularly refined as historical loss experience develops and additional claims are reported and settled. Adjustments to accruals are reflected in the results of the periods in which the estimates are changed. Because of the uncertainties that surround estimating loss accruals, we cannot be certain that our accruals are adequate and actual claims and claim expenses paid might exceed our accruals. If our accruals are insufficient to cover our actual losses, we would have to increase our accruals and incur charges to our earnings. These charges could be material. For example, due to the considerable variability in the estimate of the amount of workers’ compensation claims, adjustments to workers’ compensation costs are sometimes significant.

Further, we are subject to potential financial exposure resulting from the high deductible amounts applicable to our workers’ compensation insurance. We currently have individual stop loss coverage of $1.0 million per occurrence. In past policy periods, the stop loss coverage amounts have varied but only exceeded $1.0 million when it was $2.0 million for the policy year ended February 28, 2006. To the extent that the number of claims that are not covered by our workers’ compensation insurance program increases in the future, we may have to re-evaluate our loss accruals and our results of operations could be adversely affected. With respect to our medical benefit plans, we have established medical benefit plan liabilities for benefit claims that have been reported but not paid and claims that have been incurred but not reported. We retain the first $200,000 of losses incurred by each individual under one of our primary medical benefit plans and the first $250,000 of losses for each claim under our other primary medical benefit plan. If the expense of the actual claims made exceeds our initial estimates, we have to pay to our healthcare providers additional premiums and claims costs and increase our accruals as a result. Any such payment or increase may be material and may adversely affect our results of operations.

Our ability to manage health care costs affects our profitability.

Our profitability depends in part on our ability to appropriately manage future health care costs through underwriting criteria and negotiation of favorable contracts with health care plan providers. The aging of the population and other demographic characteristics, advances in medical technology and other factors continue to contribute to rising health care costs. Government-imposed limitations on Medicare and Medicaid reimbursements have also caused the private sector to assume a greater share of increasing health care costs. Changes in health care practices, inflation, new technologies, increases in the cost of prescription drugs, direct-to-consumer marketing by pharmaceutical companies, clusters of high cost cases, utilization levels, changes in the regulatory environment, health care provider or member fraud and numerous other factors affecting the cost of health care can be beyond any health plan provider’s control and may adversely affect our ability to manage health care costs, as well as our business, financial condition and operating results.

We use actuarial consultants to assist us in analyzing and projecting these amounts, and we increased and, in some cases, tiered the premiums we charged with respect to our health benefit plans for 2007, instituted more stringent enrollment qualifications and otherwise restructured our health products in order to better manage these costs. However, we and our carriers may not be successful in managing the cost of our plans. Accordingly, our costs under our health benefit plans may exceed our estimates, requiring us to fund the difference. Any significant funding obligation may have a material adverse effect on our financial condition, results of operations and liquidity. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business — Vendor Relationships.”

Increases in health insurance premiums, unemployment taxes and workers’ compensation rates may increase our direct costs and adversely affect our revenues and profitability.

Health insurance premiums, state unemployment taxes and workers’ compensation rates are in part determined by our claims experience and comprise a portion of our direct costs. If we experience a large increase in claims, our unemployment taxes, health insurance premiums and workers’ compensation insurance rates may increase. In addition, in states that use the reserve ratio method of rate calculation for unemployment taxes and that also require us to report to our own state unemployment account, growth in payroll could result in increased state unemployment rates. Our ability to pass these increases on to our clients may be delayed by our contractual arrangements with our clients. In addition, we may lose clients who are not willing to pay the increased costs resulting from these adjustments. Accordingly, these increases could have a material adverse effect on our revenues and profitability.

We may be subject to liabilities for actions or omissions of our clients and their employees.

Laws applicable to the employer-employee relationship generally do not specifically address the obligations and responsibilities of a professional employer organization such as us to our clients’ worksite employees. As a result, a number of legal issues remain unresolved with respect to the relationship between a professional employer organization and its clients and their employees, including questions concerning the liability for violations of employment laws and tortious actions by or against worksite employees. Our service agreement establishes the contractual division of responsibilities between us and our clients for various personnel management matters, including compliance with and liability under various laws, regulations and other legal authority. However, because we could be alleged to be the employer or joint employer of a worksite employee, we may be subject to liability for violations of these or other laws despite these contractual provisions even if we do not participate in such violations. Although the service agreement provides that the client is to indemnify us for any liability attributable to the conduct of the client (subject to certain cost-sharing arrangements for claims covered by employment practices liability insurance), we may not be able to collect on such a contractual indemnification claim and thus may be responsible for satisfying these liabilities. For a discussion of these cost-sharing arrangements, see “Business — Services — Risk Management Services.” In addition, worksite employees may be deemed to be our agents, subjecting us to liability for the actions of such worksite employees. Although our service agreements provide that we are to be indemnified by the client should we be subjected to such liability, we may not be able to recover our expenses and other losses. See “Business — Customers” and “Business — Industry Regulation.”

We are required to provide significant collateral for our obligations to our insurance providers and the amount of cash necessary to provide that collateral may increase in the future.

The collateralization requirements of our providers of workers’ compensation insurance and medical benefit plans affect both our need for capital to fund such requirements as well as our profitability. The extent of such collateralization requirements is dependent upon our financial condition, the amount of risk we retain and the workers’ compensation and health benefit claims experience of our clients, over which we have little control except in the decisions to accept and to retain such clients. We will likely also be required to post additional collateral for the benefit of our providers of workers’ compensation insurance and medical benefit plans as a result of growing our business, and these amounts could be significant. This could cause a significant amount of our cash to be restricted from other uses and could reduce our ability to incur debt due to letter of credit requirements.

Our business is subject to risks associated with geographic market concentration in Florida, Texas and California.

While we currently have offices in eight states and have had client worksite employees in all 50 states, Puerto Rico and the District of Columbia, our operations in Florida, Texas and California accounted for approximately 38.3%, 17.9% and 15.6%, respectively, of our gross billings for the twelve months ended June 30, 2007. For the foreseeable future, a significant portion of our revenues will continue to be subject to economic, regulatory and other factors, such as natural disasters, specific to Florida, Texas and California.

Our existing and future competitors may affect our ability to continue growing our business.

To secure new business, we must first convince potential clients to choose outsourcing over internal solutions. Our competitors for clients who do elect to outsource their human resources functions include other PEOs, companies that provide one or more transaction specific services and information technology and other outsourcing and consulting firms. Moreover, we expect that as our industry grows and its regulatory framework becomes better established, well-organized competition with greater resources than we have may enter the market. These new competitors may include other large fee-for-service companies that may begin to provide a range of services similar to those we provide.

Several of our existing or potential competitors have substantially greater financial, technical and marketing resources, larger customer bases, greater name recognition and more established relationships with their clients and key product and service suppliers than we do. This may enable them to:

•	develop and expand their service offerings more quickly, and achieve greater scale and cost efficiencies;

•	adapt better to new or emerging technologies and changing client needs;

•	take advantage of acquisitions and other opportunities more readily;

•	devote greater resources to the marketing and sale of their services;

•	adopt more aggressive pricing policies and provide clients with additional benefits at lower overall costs;

•	offer services that we may not be able to provide; and

•	establish operations in new markets more rapidly.

We have seen these capabilities manifested in the nature of the competition we have encountered. For example, some competitors appear willing to offer pricing that appears to us to yield low margins, apparently to gain market share or in anticipation of future improvements in their costs of delivery. In order to compete effectively in our markets, we must target our potential clients carefully, continue to improve our efficiency and the scope and quality of our services, and increasingly rely on our expertise, service quality, innovation and flexibility. We may also need to expand to new markets and lines of service in order to achieve the size and synergies required to compete effectively for some clients. If our competitive advantages are not compelling or sustainable, and if we are not able to compete effectively with larger competitors, then we are unlikely to increase or sustain profits.

Our quarterly results of operations have historically fluctuated due in part to the timing of employment-related taxes.

Our operating results have historically fluctuated from quarter to quarter due in part to the timing of the assessment of employment-related taxes. Our gross profit margin typically improves from quarter to quarter within each year with the first quarter generally being the least favorable. Employment-related taxes are imposed on the cumulative earnings of individual employees up to specified wage levels. Because our revenues related to worksite employees are earned and collected at a relatively constant rate throughout each year, payment of employment tax obligations has a substantial impact on our financial condition and results of operations, especially during the first six months of each year before the applicable wage ceilings are reached. Our results of operations are also affected by the seasonality of the industries in which some of our clients operate, such as construction and agriculture. Moreover, client worksite employee payrolls in the fourth quarter are generally higher due to year end bonuses, though this effect on our results of operations may be partially offset by the fact that we may assess lower service fees on the bonus portion of a client’s worksite employee payroll.

We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the United States. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the preparation of our interim consolidated financial statements as of June 30, 2007, and during the course of preparing for this offering, we have concluded that we did not maintain effective controls over the identification and application of generally accepted accounting principles on a consistent and timely basis. We did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in financial controls, the application of generally accepted accounting principles and a general understanding of reporting requirements for companies that file financial statements with the Securities and Exchange Commission commensurate with our financial reporting requirements. This control deficiency resulted in the restatement of our financial statements as of December 31, 2005, and for the period from August 4, 2005 through December 31, 2005, and our 2006 annual consolidated financial statements. Additionally, this control deficiency, if not corrected, could result in a material misstatement of our annual or interim financial statements that would not be prevented or detected on a timely basis. Accordingly, we have concluded that this control deficiency constitutes a material weakness.

Upon completion of this offering, we will have had only limited operating experience with the remedial measures we have made to date, which are not complete. We cannot assure that the measures we have taken to date or any future measures will adequately remediate the material weaknesses reported by our independent registered public accounting firm. In addition, we cannot be certain that there are no additional material weaknesses in our internal control over financial reporting. Any failure to implement new or improved controls in order to remediate the material weakness in our internal control over financial reporting, or any difficulties encountered in the implementation of such remediated controls, could cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we are unable to remedy this material weakness, we will not be able to conclude that we have effective disclosure controls and procedures under Section 302 of the Sarbanes-Oxley Act of 2002, which is a disclosure that we are required to make with our first quarterly report on Form 10-Q or annual report on Form 10-K after this offering. Any such failure could also adversely affect the results of the periodic management evaluations that will be required when the Securities and Exchange Commission’s rules under Section 404 of the Sarbanes-Oxley Act of 2002 become applicable to us. Our failure to maintain effective disclosure controls and procedures or internal control over financial reporting could also cause investors to lose confidence in our reported financial information and could adversely impact our stock price.

Additionally, the rules of the Securities and Exchange Commission require that, as a publicly-traded company following completion of this offering, we file periodic reports containing our financial statements within a specified time following the completion of quarterly and annual periods. If the remedial measures we have implemented are not adequate, we may experience difficulty in meeting these reporting requirements in a timely manner. Any failure by us to timely file our periodic reports with the Securities and Exchange Commission may result in a number of adverse consequences that could materially and adversely impact the value of your investment, including, without limitation, delisting of our stock from the New York Stock Exchange, potential action by the Securities and Exchange Commission against us, possible defaults under credit arrangements, stockholder lawsuits and general damage to our reputation.

Our business is dependent upon our senior management team.

Our success is dependent upon the continued contribution of our senior management team, particularly Carl W. Guidice, Jr., our president and chief executive officer. We have employment agreements with Messrs. Guidice, Danon, Aleman and Willson, each a member of our senior management team, which provide that they may terminate their employment on 90 days’ notice or at any time for good reason. Under these agreements, good reason is defined as any reduction in their base salary or target bonus opportunity, any material reduction in benefits to which they are entitled, any material reduction in their employment responsibilities or office title or their relocation from the greater metropolitan area of Charlotte, North Carolina for Messrs. Guidice, Danon and Willson, or Atlanta, Georgia for Mr. Aleman. If any of our senior management, particularly Mr. Guidice, were unable or unwilling to continue working for us, we could have difficulty hiring suitable successors with comparable levels of industry experience. If we need to hire successors to our senior management, our results of operations and financial condition may be adversely affected if we are not able to employ comparable executives.

Because most of our sales force is new and we experience turnover among our sales force, we may not be able to increase sales as desired or to successfully enter new markets.

We have increased our sales force from 29 employees in January 2006 to 56 employees as of June 30, 2007. Many of our new sales personnel, including area and regional managers, are inexperienced in selling our particular services and may not be able to quickly achieve the level of production we desire. Moreover, during the twelve months ended June 30, 2007, we experienced a 45% turnover rate among our sales force. We may not be able to retain or hire the necessary personnel to continue expanding our sales force as we plan. Further, as we expand into additional markets where we do not have a presence or significant market penetration, it may take some time for us to achieve the desired level of market penetration and to begin to generate significant revenues. See “Business — Sales and Marketing.”

If our trusted advisors refer their clients to our competitors, we may lose a significant portion of our existing business.

We have developed a network of trusted advisors such as insurance agents and brokers, attorneys, accountants and other vendors who provide services to small and medium-sized businesses. Our three most significant trusted advisors have referred clients that represented approximately 13% of our gross billings in 2006. If we are not able to maintain our relationships with our key trusted advisors or develop new relationships with additional trusted advisors, the clients these advisors have referred may cease doing business with us and our results of operations may be adversely affected.

We depend on attracting and retaining qualified human resources personnel.

Our success depends upon our ability to attract and retain human resources personnel who possess the skills and experience necessary to fulfill our clients’ needs. Competition for qualified human resources personnel is intense. Our ability to attract and retain qualified human resources personnel could be impaired by any diminution of our reputation, decrease in compensation levels or restructuring of our compensation system. In addition, we may not be successful in identifying and hiring human resources personnel with the requisite experience or skills. If we cannot attract and retain qualified human resources personnel, the quality of our services may deteriorate and our results of operations could be adversely affected.

If our clients exercise their right to cancel our service agreements, our results of operations may be adversely affected.

Our standard service agreement is subject to cancellation on 30 days’ notice by either us or our client. Accordingly, we are vulnerable to potential cancellations by existing clients. Our results of operations are dependent in part upon our ability to retain or, upon the termination or cancellation of services agreements, replace our client companies. During 2004, 2005 and 2006, our client retention rate was 75%, 75% and 77%, respectively. The number of contract cancellations may increase in the future.

We may make errors and omissions in performing our services, which could subject us to losses and fines and harm our reputation.

Our payroll processing and related administrative services are subject to various risks resulting from errors and omissions in filing tax returns covering employment-related taxes, paying tax liabilities with respect to those returns, transmitting funds to benefit plans and paying wages to our clients’ worksite employees. Tracking, processing, remitting and paying such amounts and administering retirement and other benefit plans is complex. Errors and omissions have occurred in the past and may occur in the future in connection with these services. We and our clients are subject to cash penalties imposed by tax authorities for late filings or underpayment of taxes or required plan contributions. We may also transfer funds in error to the wrong party or in incorrect amounts and may not be able to correct the error or retrieve the funds. These penalties could, in some cases, be substantial and could harm our business and operating results. Our benefit plan and human resources consulting services also entail the risk of errors and omissions. Additionally, our failure to fulfill our obligations under our service agreements could harm our reputation, our relationship with our clients and our ability to gain new clients.

Laws and regulations relating to verifying individuals’ eligibility for employment could subject us to significant penalties and compliance costs.

Federal law requires employers to verify that all persons employed by them in the United States have established both their identity and their eligibility to accept such work. Employers that knowingly employ unauthorized persons can be subject to significant civil and criminal sanctions. We are not in a position to perform such verifications, and we rely on our clients to verify worksite employees’ identity and eligibility for employment. The treatment of PEOs for such purposes, including whether the PEO, its client, or both might be regarded as an employer of a worksite employee, has not been definitively established. Because we handle payroll for tens of thousands of employees and because we report payroll under our federal employer identification number, we typically receive thousands of Social Security Administration notices each year indicating that worksite employees’ names and social security numbers as reported on our payroll do not match the records of the Social Security Administration.

The federal Department of Immigration and Customs Enforcement recently instituted regulations that expanded the circumstances under which an employer might be found to have constructive knowledge that an employee is unauthorized based upon receipt of notices from the Social Security Administration, and that established a “safe harbor” procedure that in many circumstances would for practical purposes require an employer to cease employing persons identified in Social Security Administration notices if the record discrepancies identified in such notices were not corrected within a specified period of time. In October 2007, a federal court halted the implementation of these regulations; however, legal proceedings relating to them continue and we cannot predict the timing and result of such proceedings. It is possible that the regulations will ultimately take effect, or they may take effect in some modified form. In addition, several states have enacted laws that impose burdens on employers relating to verifying the work authorization of employees and penalties for failing to do so, and several additional states and local governments are examining the possibility of enacting similar laws and regulations. Many of these laws and regulations are also the subject of litigation, and we cannot predict the outcome of such litigation. If we are considered an employer for purposes of laws and regulations such as these, we may be held liable for failure to comply with them, which could result in significant penalties, and the cost of compliance could also be significant. Even if we are not treated as the employer for purposes of laws and regulations such as these, we may nonetheless need to institute compliance procedures, which could be costly. We may also suffer client attrition if we insist that clients comply with such laws and regulations. In addition, compliance with such laws and regulations could result in an increase in employee legal actions that we may have to defend either as a named defendant or under our employment practices liability insurance policy.

If our clients do not timely fund their worksite employee payroll, our profitability and financial condition may be adversely affected because we may be held responsible for making those payments.

Under our service agreement, we assume the obligation to pay the wages and certain related benefit costs and payroll taxes of a client’s worksite employees, subject to the client’s remitting such amounts to us, among other conditions. Our obligations include responsibility for payment of wages for work performed by our client’s worksite employees and providing certain benefits to our client’s worksite employees even if the costs we incur to provide those benefits exceed the fees paid by the client. In some jurisdictions, including Florida and Texas, we are statutorily required to pay the wages of our client’s worksite employees and may be required to pay taxes, benefits and other amounts related to payroll regardless of whether the client timely funds such payments to us. During the years ended December 31, 2004, 2005 and 2006, we recorded bad debt (recovery) expense of $(240,731), $148,717 and $17,500, respectively, on approximately $1,001.2 million, $1,104.4 million and $1,137.4 million of gross billings, respectively. Our ultimate liability for worksite employee payroll and benefits costs may have a material adverse effect on our financial condition and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Direct Costs.”

We may be liable for 401(k) testing failures and any such liability may have an adverse effect on our results of operations and financial condition.

Our 401(k) plan is structured as a multiple employer plan. Each participating client is considered a participating employer within the plan and is separately tested for compliance with certain participation-related legal requirements (commonly referred to as discrimination testing). Some failures are likely to occur every year. Failures may in some cases be cured by refunding contributions to certain participants. However, in some cases failures must be cured by the participating employer making additional contributions to the plan. Although our contractual arrangements with our clients and their agreements with the plan provide that they are responsible for making any such corrective contributions, we may be required to make a corrective contribution if a client refuses or is unable to do so. In addition, a failure of the portion of the plan relating to one participating employer could jeopardize the qualified status of the entire plan, which could subject us to requirements to make additional contributions and pay additional amounts, including penalties. In such a scenario the plan may not be able to continue operating, which could lead to client attrition.

We are dependent upon technology services and if we experience damage, service interruptions or failures in our computer and telecommunications systems, or if our security measures are breached, our client relationships and our ability to attract new clients may be adversely affected.

Our business could be interrupted by damage to or disruption of our computer and telecommunications equipment and software systems, which could also cause us to lose data. These interruptions could be caused by natural disasters, fire, power loss, hardware or software malfunctions, penetration by computer hackers, terrorist acts, vandalism, sabotage, computer viruses, vendor performance failures or insolvency, and other causes. Our clients’ businesses may be adversely affected by any system or equipment failure we experience, including loss of data. As a result of any of the foregoing, our relationships with our clients may be impaired, we may lose clients, our ability to attract new clients may be adversely affected and we could be exposed to contractual liability. The precautions that we have taken to protect ourselves from, or minimize the impact of, such events, such as our disaster recovery plans, may not be adequate and we may be unable to recover data used in our operations.

In addition, our business involves the storage and transmission of sensitive information about our clients and their worksite employees. Security breaches could expose us to a risk of loss of this information, damage to our reputation, litigation and possible liability. If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise and, as a result, someone obtains unauthorized access to client data, our reputation will be damaged, our business may suffer and we could incur significant liability. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of our security measures could be harmed and we could lose sales and clients.

The market for our services and our revenue growth depends on our ability to use the Internet as a means of delivering human resources services and this exposes us to various risks.

We rely on the Internet as a mechanism for delivering our services to our clients. This reliance on the Internet exposes us to various risks:

•	We use public networks to transmit and store extremely confidential information about our clients and their employees. We may be required to expend significant capital and other resources to address security breaches. We cannot be certain that our security measures will be adequate and security breaches could disrupt our operations, damage our reputation and expose us to litigation and possible liability.

•	Our target clients may not continue to be receptive to human resources services delivered over the Internet because of concerns over transaction security, user privacy, the reliability and quality of Internet service and other reasons. In addition, growth in Internet traffic may cause performance and reliability to decline. Interruptions in Internet service and infrastructure delays could interfere with our clients’ ability to use the Internet to access our systems, which could disrupt our service delivery and expose us to contractual penalties or damages for breach. Further, repeated Internet service failures could impair our revenue growth and results of operations.

•	Laws and regulations may be adopted relating to Internet user privacy, pricing, usage fees and taxes, content, distribution and characteristics and quality of products and services. This could decrease the popularity or impede the expansion of the Internet and decrease demand for our services. Moreover, the applicability of existing laws to the Internet is uncertain with regard to many important issues, including property ownership, intellectual property, export of encryption technology, libel and personal privacy. The application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and other online services, could also harm our business.

If we fail to adequately protect our intellectual property rights, our competitive advantage could be impaired and we may lose valuable assets, experience reduced revenue and incur costly litigation to protect our rights.

Our success is dependent, in part, upon protecting our proprietary technology. We have developed a proprietary pricing tool to analyze available data and generate price proposals subject to underwriting. We also have developed a proprietary management reporting system that continuously tracks each client on a product-by-product basis. We rely on these tools and systems to manage our profitability. If a third party were to gain access to or replicate this technology, it could enable our competitors to gain competitive advantages and may cause us to lose valuable assets and experience reduced revenue. In addition, litigation may be necessary to enforce our intellectual property rights and to determine the validity and scope of our intellectual property rights and any litigation costs may be significant.

Fluctuations in interest rates affect returns on our fixed income and short-term investments.

We are subject to market risk from exposure to changes in interest rates based on our investing and cash management activities. We utilize U.S. government agency and other corporate debt with fixed rates and maturities of less than one year and money market funds to manage our exposures to interest rates. If interest rates decrease, the interest income with respect to these investments would be reduced.

We rely on one financial institution to handle direct deposit payroll. Should this financial institution delay or stop processing these transactions, our business could suffer.

We currently have a banking relationship with one financial institution to electronically transfer all of our payroll that is delivered to worksite employees by direct bank deposit through the automated clearing house, or ACH, system with this bank. We process approximately 41% of our client worksite payroll by direct deposit. If this bank were to terminate its services or to delay the processing of transfers and we were not able to obtain these services in a timely manner or on acceptable terms from other banks, our business could materially suffer.

Risks Relating to This Offering

Our controlling stockholder will have the ability to control the outcome of matters submitted for stockholder approval and may have interests that differ from those of our other stockholders.

After this offering, our sponsor, Clarion Capital Partners, LLC, and its affiliates, will beneficially own approximately  % of our outstanding common stock (approximately  % if the underwriters’ option to purchase additional shares is exercised in full) and will have the ability to control all matters requiring stockholder approval, including the election of directors. Marc A. Utay, the Chairman of our board of directors, is the Managing Partner of our sponsor, and Eric D. Kogan and Jonathan M. Haas, each of whom serves on our board of directors, are a partner and a principal, respectively, of our sponsor. As a result, our sponsor would have the power to prevent a change of control of our company. The interests of our sponsor may differ from the interests of our other stockholders, and this concentration of voting power may have the affect of delaying or impeding actions that could be beneficial to our other stockholders, including actions that may be supported by our board of directors.

A market may not develop for our common stock.

Prior to this offering, you could not buy or sell our common stock publicly. We intend to apply to have our common stock listed for quotation on the New York Stock Exchange. However, an active public market for our common stock may not develop or be sustained after the offering. If the market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you or at all.

Because our common stock has not been traded publicly, the market price of our common stock may fluctuate widely and rapidly.

The initial public offering price will be determined through negotiation between us and representatives of the underwriters and may not be indicative of the market price for our common stock after this offering.

The price at which our common stock will trade after this offering may be volatile due to a number of factors, including:

•	actual or anticipated fluctuations in our results of operations;

•	changes in, or our failure to meet, securities analysts’ expectations;

•	our success or failure in implementing our expansion plans;

•	technological innovations;

•	changes in governmental regulations;

•	additions or changes in key personnel;

•	depth of the trading market in our common stock;

•	future sales of common stock;

•	increased competition; and

•	general market conditions.

In addition, the stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the securities of newly public companies for a number of reasons, including reasons that may be unrelated to our business or operating performance. These broad market fluctuations may result in a material decline in the market price of our common stock and you may not be able to sell your shares of common stock at prices you deem acceptable.

The actual or possible sale of our shares by our sponsor, which will beneficially own approximately  % of our outstanding common stock following this offering, or by others could depress or reduce the market price of our common stock or cause our shares of common stock to trade below the prices at which they would otherwise trade.

The market price of our common stock could drop as a result of sales in the market by our sponsor or by our other stockholders of substantial amounts of our common stock after this offering or the perception that these sales could occur. These factors also could make it more difficult for us to raise funds through future offerings of our common stock.

Based on shares outstanding as of September 30, 2007, upon completion of the offering we would have outstanding           shares of common stock. Of these shares, all           shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act.           shares of common stock that are outstanding will be freely tradable pursuant to Rule 144 of the Securities Act, in some cases subject to volume limitations and manner of sale requirements. In conjunction with this offering, in addition to our sponsor, all of our executive officers and directors have entered into lock-up agreements with the underwriters under which they will agree not to sell or otherwise dispose of any shares of our common stock for 180 days after the completion of this offering, subject to certain exceptions, without the written consent of Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. Prior to completion of this offering, all other stockholders immediately prior to this offering are expected to enter into identical lock-up agreements. After these lock-up agreements expire, the            shares not sold in this offering will be eligible for sale in the public market, subject in some cases to volume limitations and manner of sale requirements.

We intend to register all common stock that we may issue under our equity incentive plan. Upon such registration, the            shares subject to outstanding options and the            shares of our common stock reserved for future issuance under the equity incentive plan will become available for sale immediately upon the exercise of options or other awards of or with respect to our common stock, subject to any restrictions on sale set forth in such awards.

Provisions of our certificate of incorporation and bylaws and Delaware law could deter, delay or prevent acquisition bids for us that you might consider favorable and could entrench current management.

Our amended and restated certificate of incorporation and bylaws may be deemed to have an anti-takeover effect and may deter, delay or prevent a change of control of us, such as a tender offer or takeover proposal that might result in a premium over the market price for our common stock. In addition, certain of these provisions make it more difficult to bring about a change in the composition of our board of directors, which could result in entrenchment of current management. For example, our amended and restated certificate of incorporation and bylaws:

•	provide for a classified board of directors;

•	do not permit the removal of directors other than for cause;

•	do not permit stockholders to call special meetings;

•	require certain advance notice for director nominations and actions to be taken at annual meetings; and

•	authorize the issuance of “blank check” preferred stock, the terms of which may be established and shares of which may be issued by our board of directors without stockholder approval.

In addition, Section 203 of the Delaware General Corporation Law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock. Delaware law prohibits a publicly held corporation from engaging in a “business combination” with an “interested stockholder” for three years after the stockholder becomes an interested stockholder, unless the corporation’s board of directors and stockholders approve the business combination in a prescribed manner.

These provisions of Delaware law could delay, deter or prevent a change of control of us, which could adversely affect the price of our common stock.

If you purchase shares of common stock sold in this offering, you will experience immediate and substantial dilution.

If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution of $           per share (assuming the common stock is offered at $           per share, the mid-point of the range set forth on the cover page of the prospectus) because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire based on the net tangible book deficit per share as of June 30, 2007. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. You will experience additional dilution upon the exercise of stock options by employees or directors to purchase common stock under our equity incentive plan. As of September 30, 2007, we had options outstanding to purchase            shares of our common stock with an exercise price of $           per share.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

We do not expect to pay any cash dividends for the foreseeable future.

The continued expansion of our business may require substantial funding. Accordingly, following the completion of this offering, we do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. In addition, we cannot pay dividends without the consent of our lenders under our credit agreement. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements.” Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “intend,” “project,” “will be,” “will likely continue,” “will likely result,” or words or phrases of similar meaning including, among other things, statements concerning:

•	expansion and growth of operations;

•	future operating results and financial condition;

•	business strategies;

•	market and general economic conditions; and

•	changes in availability of capital.

Forward-looking statements involve risks and uncertainties (some of which are beyond our control) that may cause actual results to differ materially from the forward-looking statements. These risks and uncertainties include those discussed under the heading “Risk Factors.” We operate in a changing environment in which new risk factors can emerge from time to time. While we have disclosed all material risks of which we are currently aware, it is not possible for management to predict all possible risks, nor can it assess the extent to which any factor, or a combination of factors, may cause actual results to differ materially from those contained in forward-looking statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $      million, after deducting underwriting discounts and commissions and estimated expenses of this offering and assuming our initial public offering price of $      per share, the mid-point of the range set forth on the cover page of this prospectus. Each $1.00 increase or decrease in the assumed initial public offering price of $      per share would increase or decrease, as applicable, our estimated net proceeds by $     . Similarly, any increase or decrease in the number of shares that we sell in the offering will increase or decrease our proceeds by such increase or decrease, as applicable, multiplied by the offering price per share, less underwriting discounts and commissions and offering expenses. We will not receive any net proceeds from the underwriters’ exercise of their option to purchase additional shares. We will not receive any proceeds from the sale of shares by the selling stockholders.

We intend to use the net proceeds from this offering to repay approximately $      million under a term loan, with an effective interest rate as of June 30, 2007 of 8.13% and final maturity date of July 27, 2011. The affiliate of one of the underwriters is a lender under this term loan. See “Underwriting.” We intend to use the remaining $      million of net proceeds for general corporate purposes.

DIVIDEND POLICY

After the completion of this offering, we do not anticipate declaring or paying dividends on our common stock in the foreseeable future. We expect to retain all available earnings that our operations generate for the expansion of our business. Any future determination as to the payment of dividends will be made at the discretion of our board of directors and will depend upon our operating results, financial condition, capital requirements, general business conditions and such other factors as our board of directors deems relevant. In addition, we cannot pay dividends without the consent of our lenders under our credit agreement.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2007:

•	on an actual basis, after giving effect to the stock split and the August 2007 amendment and restatement of our certificate of incorporation;

•	on a pro forma basis, after giving effect to our July 2007 redemption of shares of our common stock from our predecessor’s former owner; and

•	on a pro forma, as adjusted basis to give effect to this offering and the application of the net proceeds of this offering, assuming our initial public offering price of $ per share, the mid-point of the range set forth on the cover page of the prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	June 30, 2007
			Pro Forma,
	Actual	Pro Forma	As Adjusted(1)
	(In thousands, except share and per share data)

Cash(2)	$17,161	$7,161	$

Total Debt	$66,444	$66,444
Stockholders’ deficit:
Common stock, $0.01 par value; shares authorized; , and issued and outstanding	4	4
Preferred stock, $0.01 par value; 400,000 shares authorized, none issued or outstanding	—	—
Excess of purchase price over predecessor basis of net assets acquired	(7,206)	(7,206)
Additional paid-in capital	6,976	6,976
Accumulated deficit	(13,194)	(23,194)
Total stockholders’ deficit	(13,420)	(23,420)

Total capitalization	$53,024	$43,024	$

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our estimated net proceeds, and thus our cash and cash equivalents, by $ . Similarly, any increase or decrease in the number of shares that we sell in the offering will increase or decrease our proceeds by such increase or decrease, as applicable, multiplied by the offering price per share, less underwriting discounts and commissions and offering expenses.

(2)	As part of the July 2007 redemption, we also paid our predecessor’s former owner $500 in settlement of a contingent payment obligation under the June 2005 stock purchase agreement. We also amended our credit agreement in July 2007 and paid our lender and an affiliate of our sponsor fees in the aggregate amount of $1,137. Prior to our completion of this offering, we anticipate paying a dividend of approximately $10,000 to $15,000 to our current stockholders, assuming we generate sufficient cash from operations and receive approval from our lender. We also will pay a one-time termination fee in connection with termination of a management agreement immediately prior to the completion of this offering in an amount equal to $33 for each month from the closing of this offering to the end of the current term of the agreement, which expires on July 28, 2008. See “Certain Relationships and Related Transactions.”

DILUTION

Dilution is the amount by which the price paid by the purchasers of common stock in this offering will exceed the net tangible book value per share of common stock after this offering. The net tangible book value per share of common stock is determined by subtracting total liabilities from the total book value of the tangible assets and dividing the difference by the number of shares of our common stock deemed to be outstanding on the date the tangible book value is determined. As of June 30, 2007, we had a net tangible book deficit of $69.9 million, or $      per share. After giving effect to our issuance and sale of           shares of common stock in this offering at an assumed initial public offering price of $     , and the application of the net proceeds therefrom, our as adjusted net tangible book value as of June 30, 2007 would have been $      million, or $      per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $      per share and an immediate dilution to new investors of $     , or $      per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$

Net tangible book value per share as of June 30, 2007	$

Increase attributable to new investors

As adjusted net tangible book value per share after this offering
Dilution per share to new investors		$

A $1.00 increase (or decrease) in the assumed initial public offering price of $      per share would increase (decrease) the as adjusted net tangible book value by $      million and the as adjusted net tangible book value per share after this offering by $      per share. The dilution in net tangible book value per share to investors in this offering would increase to $      per share or decrease to $      per share, respectively, assuming that the number of shares we offer, as set forth in the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses we will pay.

The following table summarizes, on the as adjusted basis set forth above as of June 30, 2007, the difference between the total cash consideration paid and the average price per share paid by existing stockholders and the new investors with respect to the number of shares of common stock acquired from us, before deducting estimated underwriting discounts, commissions and offering expenses payable by us.

	Shares Purchased		Total Consideration			Average Price
	Number	Percent	Amount		Percent	Per Share

Existing stockholders				$242,342		$
New investors
Total		100.00%	$		100.00%

As of September 30, 2007, there were outstanding options to purchase           shares of common stock at an exercise price of           per share. To the extent these options are exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

In this prospectus, unless the context otherwise requires, all references to the “Company,” “SOI,” “we,” “us,” or “our” refer to SOI Holdings, Inc. and its direct and indirect subsidiaries on a consolidated basis, including Strategic Outsourcing, Inc. for all periods subsequent to August 3, 2005. All references to our “predecessor” refer to Strategic Outsourcing, Inc. and its subsidiaries prior to August 4, 2005, the date our sponsor acquired control of us through private equity funds it controls. Our predecessor was founded in 1995 through the combination of two PEOs, AmLease Corporation and Summit Services, Inc. In 2000, Union Planters Bank, a Tennessee-based regional bank, acquired our predecessor. In June 2004, Regions Financial Corporation acquired Union Planters Bank (which we refer to as the Regions acquisition). In July 2005, Regions contributed all of our predecessor’s outstanding capital stock to us in exchange for shares of our preferred stock and common stock as a precursor to selling 90% of our preferred stock and common stock to an entity controlled by our sponsor and its affiliates and to a member of management in August 2005 (which we refer to as the acquisition by our sponsor). At the time of the acquisition by our sponsor, other members of our management team also purchased shares of our preferred stock and common stock. Both the Regions acquisition and the acquisition by our sponsor were accounted for under the purchase method of accounting and resulted in purchase accounting allocations that affect the comparability of results of operations between periods before and after each acquisition.

The following selected consolidated financial information should be read in conjunction with our financial statements, the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. All share and per share amounts have been adjusted to give effect to the stock split as if it occurred on the first day of each period presented.

We derived the consolidated statement of operations data below for the year ended December 31, 2006 and the period from August 4, 2005 to December 31, 2005 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the combined consolidated statement of operations data below for the twelve months ended December 31, 2005 from our and our predecessor’s audited consolidated financial statements for the periods before and after the acquisition by our sponsor included elsewhere herein, and we derived the combined consolidated statement of operations data below for the twelve months ended December 31, 2004 from our predecessor’s audited consolidated financial statements for the periods before and after the Regions acquisition included elsewhere herein. This combined data has not been audited on a combined basis, does not comply with U.S. generally accepted accounting principles and is not intended to represent what our results of operations would have been if the acquisition by our sponsor had occurred on January 1, 2005 or the Regions acquisition had occurred on January 1, 2004. We derived the consolidated statement of operations data below for the periods from January 1, 2005 to August 3, 2005, July 1, 2004 to December 31, 2004 and January 1, 2004 to June 30, 2004 from our predecessor’s audited consolidated financial statements included elsewhere in this prospectus. We derived the consolidated statement of operations data below for the years ended December 31, 2002 and 2003 from our predecessor’s audited consolidated financial statements that are not included in this prospectus. We derived the consolidated statement of operations data below for the six months ended June 30, 2006 and 2007 from our unaudited consolidated financial statements included elsewhere in this prospectus.

We derived the consolidated balance sheet data below as of December 31, 2005 and 2006 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the actual consolidated balance sheet data below as of June 30, 2007 from our unaudited consolidated financial statements included elsewhere in this prospectus. We derived the consolidated balance sheet data below as of December 31, 2002, 2003 and 2004 from our predecessor’s audited consolidated financial statements that are not included in this prospectus.

							SOI
	Strategic Outsourcing, Inc.						Holdings,
	Predecessor						Inc.		SOI Holdings, Inc.
	(Union Planters)			(Regions)		(Regions)
					Combined			Combined
					Twelve		Restated	Twelve
			Jan. 1,	July 1,	Months	Jan. 1,	Aug. 4,	Months	Restated
			2004	2004	Ended	2005	2005	Ended	Year	Six Months Ended
			to	to	Dec. 31,	to	to	Dec. 31,	Ended	June 30,
	Year Ended Dec. 31,		June 30,	Dec. 31,	2004	Aug. 3,	Dec. 31,	2005	Dec. 31,	(unaudited)
	2002	2003	2004	2004	(unaudited)	2005	2005	(unaudited)	2006	2006	2007
	(In thousands except for per share and statistical data)
Consolidated Statement of Operations Data:
Gross billings	$916,552	$969,645	$485,708	$515,524	$1,001,232	$633,778	$470,649	$1,104,427	$1,137,403	$541,159	$589,383
Worksite employee payroll	750,974	788,920	392,227	418,177	810,404	502,825	392,356	895,181	925,089	436,836	481,628

Revenues	165,578	180,725	93,481	97,347	190,828	130,953	78,293	209,246	212,314	104,323	107,755
Cost of services	137,260	145,959	78,939	72,637	151,576	114,129	52,550	166,679	164,268	83,320	81,806

Gross profit	28,318	34,766	14,542	24,710	39,252	16,824	25,743	42,567	48,046	21,003	25,949
Operating expenses:
Selling, general and administrative expenses	18,796	19,996	10,443	11,024	21,467	13,379	10,386	23,765	26,356	12,748	15,179
Stock-based compensation	—	—	—	—	—	—	170	170	694	434	3,896
Depreciation	901	819	298	200	498	270	205	475	558	268	397
Amortization(1)	—	—	—	3,339	3,339	3,896	3,127	7,023	7,505	3,752	3,428
Change of control payments and other(2)	—	—	—	—	—	3,691	184	3,875	420	205	204

Total operating expenses	19,697	20,815	10,741	14,563	25,304	21,236	14,072	35,308	35,533	17,407	23,104

Operating profit (loss)	8,621	13,951	3,801	10,147	13,948	(4,412)	11,671	7,259	12,513	3,596	2,845
Interest income	193	184	85	173	258	403	101	504	439	286	265
Interest expense	(91)	(13)	(2)	(6)	(8)	(3)	(2,243)	(2,246)	(8,273)	(2,286)	(3,565)

Income (loss) before income taxes	8,723	14,122	3,884	10,314	14,198	(4,012)	9,529	5,517	4,679	1,596	(455)
Income tax expense (benefit)	3,488	5,434	1,509	3,911	5,420	(1,679)	3,775	2,096	2,157	600	506

Net income (loss)	$5,235	$8,688	$2,375	$6,403	$8,778	$(2,333)	$5,754	$3,421	$2,522	$996	$(961)

Net income per share:
Basic
Diluted
Weighted average common shares:
Basic
Diluted

							SOI
	Strategic Outsourcing, Inc.						Holdings,
	Predecessor						Inc.		SOI Holdings, Inc.
	(Union Planters)			(Regions)		(Regions)
					Combined			Combined
					Twelve		Restated	Twelve
			Jan. 1,	July 1,	Months	Jan. 1,	Aug. 4,	Months	Restated
			2004	2004	Ended	2005	2005	Ended	Year	Six Months Ended
			to	to	Dec. 31,	to	to	Dec. 31,	Ended	June 30,
	Year Ended Dec. 31,		June 30,	Dec. 31,	2004	Aug. 3,	Dec. 31,	2005	Dec. 31,	(unaudited)
	2002	2003	2004	2004	(unaudited)	2005	2005	(unaudited)	2006	2006	2007
	(In thousands except for per share and statistical data)
Statistical Data(3):
WSEs at period end	34,973	32,525			30,927			30,906	34,056	31,177	37,172
Average monthly WSEs for the period	35,683	33,601			31,395			31,291	31,186	30,257	35,423
Clients at period end	884	851			836			794	796	752	825
Average monthly clients for the period	854	820			806			784	767	752	801
Average number of WSEs per client at period end	40	38			37			39	43	41	45
Average annual wage per average monthly WSE for the period	$21,046	$23,479			$25,813			$28,608	$29,664	$28,875	$27,193
Gross profit per average monthly WSE for the period	$794	$1,035			$1,250			$1,360	$1,541	$694	$733
Adjusted EBITDA per average monthly WSE for the period	$267	$440			$566			$477	$682	$266	$298
Workers’ compensation average manual rate for the period	$4.01	$4.26			$4.91			$4.45	$3.99	$4.26	$3.60
Cash Flow and Other Data:
Net cash provided by (used in) operating activities	$6,613	$8,535	$9,704	$7,217	$16,921	$708	$18,315	$19,023	$19,517	$(611)	$3,662
Capital expenditures	$659	$384	$242	$284	$526	$817	$465	$1,282	$1,006	$427	$941
EBITDA(4)	$9,522	$14,770			$17,785			$14,757	$20,576	$7,616	$6,670
Adjusted EBITDA(4)	$9,522	$14,770			$17,785			$14,927	$21,270	$8,050	$10,566

	Strategic Outsourcing, Inc.
	Predecessor			SOI Holdings, Inc.
	December 31,
	(Union Planters)		Regions			June 30, 2007
							Pro Forma,
	2002	2003	2004	2005	2006	Actual	As Adjusted
	(In thousands)
Consolidated Balance Sheet Data:
Cash	$16,603	$24,754	$41,153	$29,398	$24,428	$17,161	$
Total assets	$94,910	$102,148	$130,198	$121,761	$119,382	$110,681	$
Total debt	—	—	—	$45,500	$73,603	$66,444	$
Total stockholders’ equity (deficit)	$57,339	$66,027	$87,104	$29,263	$(13,526)	$(13,420)	$

(1)	Amortization expense is primarily due to specified intangible assets recorded under purchase accounting as a result of the Regions acquisition. The book value of these assets and thus our amortization expense increased as a result of the acquisition by our sponsor. These assets will be fully amortized in

August 2008 with the exception of longer term use capitalized software, resulting in approximately $54 of continued annual amortization expense.

(2)	Represents $3,691 we paid on August 3, 2005 to members of our management team under the terms of their change of control agreements and amounts we paid to an affiliate of our sponsor under a management agreement that we have agreed to terminate immediately prior to the completion of this offering. We will pay our sponsor’s affiliate a one-time termination fee in an amount equal to $33 for each month from the closing of this offering to the end of the current term of the agreement, which expires on July 28, 2008.

(3)	WSEs means worksite employees. Average monthly WSEs for any period represents the average of the actual number of WSEs at the end of each month during the period. Average monthly clients for any period represents the average of the actual number of clients at the end of each month during the period. Average annual wage per average monthly WSE represents total WSE wages for the period, annualized if the period is less than one year, divided by the average monthly WSEs for the period. Workers’ compensation average manual rate is the average premium for workers’ compensation insurance per $100 (actual, not thousands) of worksite employee payroll.

(4)	EBITDA represents net income before interest, income taxes, depreciation and amortization. Adjusted EBITDA is EBITDA before stock-based compensation expense. Neither EBITDA nor Adjusted EBITDA is a measure of financial performance or liquidity under accounting principles generally accepted in the United States (“GAAP”). EBITDA and Adjusted EBITDA are included in this prospectus because our management considers them to be important supplemental measures of our performance and believes that they are frequently used by securities analysts, investors and other interested persons in the evaluation of companies in our industry, some of which present EBITDA and Adjusted EBITDA when reporting their results. We regularly evaluate our performance as compared to other companies in our industry that have different financing and capital structures and/or tax rates by using EBITDA and Adjusted EBITDA. In addition, we use EBITDA and Adjusted EBITDA in evaluating acquisition opportunities. We also use EBITDA and Adjusted EBITDA, with specified additional adjustments, in establishing performance targets under our management bonus plan, our equity incentive plan and our broad-based employee bonus plan. These measures, with specified additional adjustments, are also used in our credit agreement in calculating our compliance with minimum financial performance, leverage and debt service coverage covenants. EBITDA and Adjusted EBITDA are not substitutes for the GAAP measures of net income (loss) and are not necessarily measures of our ability to fund our cash needs. EBITDA and Adjusted EBITDA as we present them may not be comparable to EBITDA and Adjusted EBITDA reported by other companies because they may calculate EBITDA and Adjusted EBITDA differently than we do.

Both EBITDA and Adjusted EBITDA have limitations as financial measures, and you should not analyze them in isolation or as a substitute for analyzing our results as reported under GAAP. Some of these limitations are:

•	Neither EBITDA nor Adjusted EBITDA reflect the effect of our cash expenditures, or future requirements for capital expenditures or similar contractual commitments;

•	Neither EBITDA nor Adjusted EBITDA reflects interest expense or the cash requirements necessary to service interest on our debt;

•	Neither EBITDA nor Adjusted EBITDA reflect our tax expense or our cash requirements to pay our tax obligations;

•	Although depreciation and amortization are non-cash charges, some of the assets being depreciated and amortized will need to be replaced in the future, and neither EBITDA nor Adjusted EBITDA reflects any cash requirements for such replacements; and

•	Although stock-based compensation expense is a non-cash charge, we may elect to change the manner in which we compensate our internal employees in the future, and Adjusted EBITDA does not reflect any cash requirements that any changes in our compensations philosophy may require.

We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only as supplemental measures for the purposes described above. The table below reconciles EBITDA and Adjusted EBITDA with our net income:

	Predecessor				SOI Holdings, Inc.
			Combined	Combined
			Twelve	Twelve
			Months	Months	Year Ended	Six Months Ended
	Year Ended December 31,		Ended	Ended	Dec. 31,	June 30,
	2002	2003	Dec. 31, 2004	Dec. 31, 2005	2006	2006	2007
				(In thousands)

Net income (loss)(1)	$5,235	$8,688	$8,778	$3,421	$2,522	$996	$(961)
Interest expense (income), net	(102)	(171)	(250)	1,742	7,834	2,000	3,300
Depreciation and amortization	901	819	3,837	7,498	8,063	4,020	3,825
Income tax expense	3,488	5,434	5,420	2,096	2,157	600	506

EBITDA	$9,522	$14,770	$17,785	$14,757	$20,576	$7,616	$6,670

Stock-based compensation expense	—	—	—	170	694	434	3,896

Adjusted EBITDA	$9,522	$14,770	$17,785	$14,927	$21,270	$8,050	$10,566

(1)	Includes the effect of $3,691 we paid on August 3, 2005 to members of our management team under the terms of their change of control agreements.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial Data” and our financial statements and the notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements. Please see “Forward-Looking Statements” and “Risk Factors” for a discussion of some of the uncertainties, risks and assumptions associated with these statements. Except as otherwise indicated, all dollar amounts in this discussion are in thousands.

Overview

We are one of the leading professional employer organizations, commonly known as PEOs, in the United States. We offer a comprehensive human resources solution that is designed to benefit our clients by reducing their human resources-related administrative burdens, providing support for regulatory compliance, helping to manage human resources-related costs and improving employee satisfaction and retention. We provide these services to small and medium-sized companies across a diverse range of industries and geographic regions. We have developed proprietary processes and risk management tools that we use to support a disciplined screening process to identify and evaluate well-managed companies seeking an outsourced solution to their human resources functions. As of June 30, 2007, we had 16 offices in eight states and 825 clients with more than 37,000 worksite employees. During the last twelve months, we provided human resources services to worksite employees in 49 states, the District of Columbia and Puerto Rico.

We provide our clients with a comprehensive suite of human resources solutions through a combination of both internal resources and third party providers, which include insurance carriers and other financial institutions. Our services include:

•	Payroll processing, including employment tax remittance and reporting;

•	Human resources consultation and related resources in areas such as compliance with employment laws, personnel administration and unemployment compensation claims administration;

•	Risk management-related services, including workers’ compensation coverage, claims administration and loss control and employment practices liability insurance; and

•	Health, welfare and other benefits, including medical, dental, vision, disability, employee assistance programs and 401(k) retirement plans.

Our predecessor was founded in 1995 through the combination of two PEOs, AmLease Corporation and Summit Services, Inc. In 2000, Union Planters Bank, a Tennessee-based regional bank, acquired our predecessor and in June 2004 Regions Financial Corporation acquired Union Planters Bank (which we refer to as the Regions acquisition). In July 2005, Regions contributed all of our predecessor’s outstanding capital stock to us in exchange for shares of our preferred stock and common stock as a precursor to selling 90% of our preferred stock and common stock to an entity controlled by our sponsor and its affiliates and to a member of management in August 2005 (which we refer to as the acquisition by our sponsor). At the time of the acquisition by our sponsor, other members of our management team also purchased shares of our preferred stock and common stock. Both the Regions acquisition and the acquisition by our sponsor were accounted for in accordance with the Emerging Issues Task Force (“EIFT”) No. 88-16, Basis in Leveraged Buyout Transactions (“EITF 88-16”), and resulted in purchase accounting adjustments that affect the comparability of results of operations between periods before and after each acquisition. In December 2006, we issued additional shares of our preferred stock and common stock to Regions as contingent consideration in connection with the acquisition by our sponsor. In July 2006, we redeemed all of our then-outstanding preferred shares, and in May 2007 we redeemed the additional preferred shares issued to Regions as contingent consideration. There are currently no preferred shares outstanding. In July 2007, we redeemed all shares of our common stock held by Regions. For the details of these transactions, see “Certain Relationships and Related Transactions.”

Our operational history is characterized by three phases that are related to our ownership changes. During the first phase, from founding in 1995 until our acquisition by Union Planters Bank in 2000, we grew significantly and our gross billings surpassed $500,000. In 1998, Carl W. Guidice, Jr., our current President and Chief Executive Officer, joined us as our Vice President of Benefits.

During the second phase, under the ownership of Union Planters Bank and then Regions, we refined and implemented our management reporting system to monitor the profitability of each client, resulting in rate increases for a significant number of our clients and a greater focus on well-managed clients. In addition, in early 2004 Union Planters Bank instituted a hiring freeze and imposed other operational restrictions, which Regions continued, at a time when our gross billings exceeded $1,000,000 for the first time. Due to these restrictions, our focus during 2004 and 2005 was primarily on our gross profit margins, which led to a reduction in the total number of clients and client worksite employees. As a result, our gross profit margin grew from 20.6% to 22.6% from 2004 to 2006 and the number of worksite employees decreased from 32,525 to 29,207 from the beginning of 2004 to February 2006.

During the third phase, since the acquisition by our sponsor in 2005, there has been renewed focus on profitable growth. Following the acquisition by our sponsor, we were no longer subject to the operating restrictions that Regions had imposed. In 2006 and 2007, having improved our profit margins and developed our disciplined risk management platform, we implemented several strategic initiatives to accelerate our growth and increase our market share. These initiatives included increasing the size of our sales force along with improving our recruiting, training and performance processes supporting our sales function. In addition, we increased the focus of our sales force on customer service and customer retention through the implementation of a revised incentive structure. We increased the size of our sales force from 29 at the beginning of 2006 to 56 at June 30, 2007. For the years ended December 31, 2005 and 2006 and the twelve months ended June 30, 2007, our gross profit per worksite employee was $1.4, $1.4 and $1.5, respectively. At December 31, 2005 and 2006 and June 30, 2007, our clients had a total of 30,906, 34,056 and 37,172 worksite employees, respectively.

Revenues

Our revenues represent our gross billings to our clients less our clients’ aggregate worksite employee payroll. The gross billings that we charge our clients under our service agreement include each client’s worksite employee payroll, a consolidated service fee computed as a percentage of the client’s worksite employee payroll and, to the extent included in our proposal and elected by the client, health insurance fees. Our consolidated service fee is designed to yield a profit to us and to cover:

•	the costs of the human resources outsourcing services we provide to the client;

•	employment-related taxes; and

•	workers’ compensation insurance coverage.

Our revenues are dependent on the number of clients enrolled, the resulting number of client worksite employees paid each period, the gross payroll of those employees and the number of client worksite employees enrolled in our benefit plans. Because our service fee is computed as a percentage of worksite employee payroll cost, our revenues may fluctuate based on the composition of the worksite employee base, inflationary effects on wage levels and differences in the local economies of our markets.

In determining our service fee, we consider estimates of the costs directly associated with a client’s worksite employees, including payroll taxes, benefits and workers’ compensation costs, plus an acceptable gross profit margin. As a result, our operating results are significantly impacted by our ability to accurately estimate, control and manage our direct costs relative to the revenues derived from the service fee component of our gross billings.

We present our revenues in accordance with EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. We recognize revenues ratably over the payroll period as the client’s worksite employees perform their services at the client worksite.

We invoice gross billings concurrently with each periodic payroll of the client’s worksite employees. We recognize gross billings that we have earned but have not invoiced in unbilled accounts receivable. We accrue worksite employee payroll liability for service that has been performed but not yet paid.

Cost of Services

Our cost of services consists of health benefit costs, workers’ compensation insurance costs and employment related taxes and other direct costs associated with our revenue generating activities.

Health benefit costs are comprised primarily of medical insurance costs but also include costs of other employee health benefits such as prescription card and vision care. In addition, we establish liability accruals for benefit claims reported and not yet paid and claims that have been incurred but not reported.

Clients are not required to provide our medical benefits to their worksite employees. However, for those clients which elect to provide medical benefits that we make available to worksite employees, we may in some instances price the client’s premium payment at a discount to our estimated costs of providing the medical benefit plan coverage. We refer to this contribution as a “health benefit subsidy” and we use it as a marketing and client retention mechanism. We calculate our service fee to generate a projected minimum level of profitability for each client after taking into account any health benefit subsidy we may provide. However, our aggregate health benefit subsidy may be higher than we anticipate if our medical benefit plan costs exceed our estimates, which may occur due to a variety of reasons including changes in health care practices, inflation, new technologies, increases in the cost of prescription drugs, direct to consumer marketing by pharmaceutical companies, clusters of high cost cases, utilization levels and changes in the regulatory environment. Conversely, a “health benefit surplus” may occur if our medical benefit plan costs are less than we expect. We experienced a health benefit subsidy in 2004, which increased in 2005, but declined in 2006 compared to 2005 and in the six months ended June 30, 2007 compared to the six months ended June 30, 2006. We expect this trend to continue as we anticipate clients electing to use our medical benefit plans will grow more slowly than our overall net revenue growth. This is due to increasing availability of affordable health care options for small and medium-sized businesses from alternative sources in the marketplace.

Workers’ compensation costs include premiums, administrative costs and claims-related expenses under our workers’ compensation program. Substantially all of our clients’ worksite employees have coverage under our workers’ compensation insurance. We have maintained a loss sensitive workers’ compensation program since March 1, 2000 with member insurance companies of The Hartford Financial Services Group (The Hartford). Our current program is an incurred loss retrospective program, under which the ultimate cost of insurance is determined by the actual incurred loss experience for a specific policy year. The indicated retrospective premium is increased or decreased based on the development of losses, until all claims for that policy year are paid and closed. These programs provide insurance coverage for claims incurred in each plan year but which will be paid out over future periods. An affiliate of The Hartford also acts as a third party administrator to process claims, for which it is paid an administrative fee. In states where private insurance is not permitted, commonly referred to as monopolistic states, client worksite employees are covered by state insurance funds. For a more detailed description of this program, see “Business — Services — Risk Management Related Services” and “Business — Vendor Relationships.”

Workers’ compensation expense for the year is based upon premiums paid to the carrier for the current year coverage, estimated total cost of claims we will pay that fall within the policy deductible and the administrative costs of the program. Additionally, we recognize any revisions to the ultimate loss estimates of the prior years’ loss sensitive programs in the current year.

At least annually, we obtain from an independent actuary a calculation of the estimated cost of claims incurred based on our current and historical loss development trends which we use to develop our overall loss estimates related to each open program year. This calculation of the estimated cost of the claims may subsequently be revised by us and our independent actuary based on future developments relating to the claims.

Our workers’ compensation insurance costs, as a percentage of client worksite employee payroll, have declined each year from 2004 through 2006 and in the six months ended June 30, 2007 compared to six months ended June 30, 2006. This has been primarily due to a decline in both the frequency and the severity of workers’ compensation claims. In addition we have also experienced declines in each period in our average workers’ compensation manual rate. Manual rates are generally the allowable rates that insurance companies can charge employers for workers’ compensation insurance coverage based on the risk associated with their employees’ occupations. A manual rate is expressed as the allowable charge for workers’ compensation insurance coverage per $100 (actual, not thousands) of worksite employee payroll. The decrease in our average manual premium rate reflects the change in the workers’ compensation insurance risk profile of our clients.

Employment related taxes consist of the employer’s portion of payroll taxes required under the Federal Income Contribution Act, which includes Social Security and Medicare, and federal and state unemployment taxes. The federal tax rates are defined by federal statutes and regulations. State unemployment tax rates are subject to benefit ratio and reserve ratio calculations which may take into account claims history and payroll volume, and vary from state to state. Other direct costs are comprised of benefit plan costs other than health benefit plan costs, such as disability insurance, 401(k) matching contributions and employee assistance plans.

Operating Expenses

Our primary operating expenses are selling, general and administrative expenses, including salaries, wages and payroll taxes of our internal employees, as well as stock-related compensation expense, depreciation and amortization.

Our selling, general and administrative expenses primarily include:

•	corporate employee salaries, wages and commissions;

•	commissions paid to our trusted advisors;

•	corporate employee benefits costs and payroll taxes;

•	rent expenses related to our call centers and sales offices; and

•	other operating and administrative costs.

Our stock-based compensation expense primarily relates to the recognition of non-cash compensation expense over the vesting period of our stock option grants. In 2007, stock-based compensation expense also included the non-cash expenses associated with the decision by the compensation committee of our board of directors in June 2007 to accelerate the vesting of all stock options then outstanding.

Depreciation expense is primarily a function of our capital investments in information technology hardware and software and amortization expense is primarily related to certain intangible assets recorded under purchase accounting as a result of the Regions acquisition and the increase in book value of those intangible assets as a result of the acquisition by our sponsor. These assets will be fully amortized in August 2008 with the exception of longer term use capitalized software resulting in approximately $54 of continued annual amortization expense.

The change of control payments in the amount of $3,691 were one-time contractual payments made to members of executive management in conjunction with the acquisition by our sponsor in August 2005. Other payments represent management services fees paid to an affiliate of our sponsor under our management agreement. We have entered into an agreement with our sponsor’s affiliate to terminate this agreement immediately prior to the completion of this offering, for which we will pay a one-time termination fee in the amount of $33 for each month from the closing of this offering to the end of the current term of the agreement, which expires in August 2008. For more information about fees paid to our sponsor’s affiliate, see “Certain Relationships and Related Transactions.”

Interest Income

Interest income is primarily related to interest earnings on temporary cash investments in commercial paper and money market funds.

Interest Expense

Interest expense is primarily related to our outstanding senior debt facility, including letter of credit fees, and capital leases. We will use substantially all of the proceeds from this offering to repay our term debt under this facility, which will eliminate most of our interest expense.

Income Taxes

Our provision for income taxes includes the statutory federal rate of 34% plus state income tax, primarily paid to the state of North Carolina where we have our principal office. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes. Significant items resulting in deferred income taxes include accrued workers’ compensation claims, depreciation and amortization, state income taxes, client list acquisition costs, allowance for uncollectible accounts receivable and other accrued liabilities. Changes in these items are reflected in the deferred income tax provision.

Critical Accounting Policies and Estimates

We prepare our financial statements in conformity with U.S. generally accepted accounting principles. The preparation of our consolidated financial statements require our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of those financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

We disclose our significant accounting policies in the notes to our audited consolidated financial statements. Judgments and estimates of uncertainties are required in applying our accounting policies in certain areas. Some of the areas requiring significant judgments and estimates include: health and workers’ compensation insurance claims experience, state unemployment and payroll taxes, client bad debts, income taxes, property and equipment, goodwill and other intangibles and contingent liabilities.

Our senior management has reviewed these critical accounting policies and estimates and the discussion below with our audit committee.

There are numerous critical assumptions that may influence accounting estimates in these and other areas. We base our critical assumptions on historical experience, third-party data and on various other estimates we believe to be reasonable. Certain of the more critical assumptions include:

Workers’ Compensation Receivable/Accruals

For a description of our workers’ compensation program, see “Business — Vendor Relationships — Workers’ Compensation Plan.”

Our workers’ compensation coverage (the “Hartford Program”) is currently provided through The Hartford. Under our arrangement with The Hartford, we bear the economic burden for the first $1,000 layer of claims per occurrence. The Hartford bears the economic burden for all claims in excess of this first $1,000 layer. The Hartford Program is a fully insured policy, which means that The Hartford has the responsibility to pay all claims incurred under the policy regardless of whether we satisfy our responsibilities.

Because we bear the economic burden of the first $1,000 layer of claims per occurrence, we record these claims, which are the primary component of our workers’ compensation costs, in the period incurred. Workers’ compensation insurance includes ongoing healthcare and indemnity coverage under which claims are paid over numerous years following the date of injury. Accordingly, the accrual of related incurred costs in each reporting period includes estimates, which take into account the ongoing development of claims, and therefore requires a significant level of judgment. Our management estimates our workers’ compensation costs by applying an aggregate loss development rate to worksite employee payroll levels.

We also use a third party actuary to assist management in estimating our loss development rate, which is primarily based upon the nature of worksite employees’ job responsibilities, the location of worksite employees, the historical frequency and severity of workers’ compensation claims and an estimate of future cost trends. For each reporting period, we incorporate changes in the actuarial assumptions resulting from changes in actual claims experience and other trends into our workers’ compensation claims cost estimates and include them as a component of direct costs in our consolidated statements of operations.

Our claim trends could be greater than or less than our prior estimates, in which case we would revise our claims estimates and record an adjustment to workers’ compensation costs in the period we make any such determination. If we were to experience any significant changes in actuarial assumptions, our loss development rates could increase or decrease which would result in an increase or decrease in workers’ compensation costs and a resulting decrease or increase in the net income (loss) that we report.

Our consolidated financial statements reflect the estimates we and our independent actuary make as well as other factors related to our workers’ compensation program within the cost of services on our consolidated statements of operations and within the workers’ compensation receivable or liability on our consolidated balance sheets. To the extent that the premium payments to the carrier, including the amounts related to the per occurrence deductible, are greater or less than the actuarial valuation of the remaining claim liability estimate accrued to date, we record a receivable or a liability. If the actual cost of the claims incurred is higher than the estimates that we and our independent actuary make, then the accrual rate we use to determine workers’ compensation costs could increase. If the actual cost of the claims incurred is lower than the estimates that we and our independent actuary make, then the accrual rate we use to determine workers’ compensation costs could decrease.

We reflect an increase or decrease to the accrual rate in the accounting period for which the change in the amount of workers’ compensation claims is estimated. Due to the considerable variability in the estimate of the amount of workers’ compensation claims, adjustments to workers’ compensation costs are sometimes significant. For example, a 1% change in the claims loss estimate for claims under our deductible levels incurred in 2006 with no other changes in assumptions would have impacted the actuarial valuation of the claims liability and workers’ compensation cost as of December 31, 2006 by approximately $248.

Medical Benefit Liabilities

We provide group health insurance coverage to our clients’ worksite employees through a national network of carriers including BlueCross BlueShield of Florida, Coventry and Aetna, among others.

Our policy with BlueCross BlueShield of Florida is a minimum premium policy. Pursuant to this policy, we are obligated to reimburse BlueCross BlueShield of Florida for the cost of the claims incurred by participants up to a $250 loss per claim, plus the cost of plan administration. We account for the Coventry plan using a partially self-funded insurance accounting model. Accordingly, we record the costs of the benefit, including an estimate of the incurred claims up to a $200 loss per claim, taxes and administrative fees. Aetna provides a health maintenance organization and a point of service option. The Aetna benefits are subject to a guaranteed cost contract that caps our annual liability.

With respect to the medical benefits with BlueCross BlueShield of Florida and Coventry, we establish medical benefit liabilities for benefit claims that have been reported but not paid and claims that have been incurred but not reported, in each case within our retention levels of $250 and $200, respectively. These accruals are developed on at least an annual basis by an independent actuary using actuarial principles and assumptions that consider a number of factors, including paid claims, claim development factors, plan enrollment, medical trend and the potential variability in these factors.

For each period, we estimate the relevant factors, based primarily on historical data, and use this information to determine the assumptions underlying our accrual calculations. We and our actuaries use an extensive degree of judgment in this estimation process. Due to the considerable variability of health care costs, adjustments to medical benefit accruals are sometimes significant. For example, an increase or decrease in the margin factor used to calculate claims incurred but not reported by 1% at December 31, 2006 would have resulted in an increase or decrease in the incurred but not reported claim accrual of approximately $70.

If the actual amount of our medical benefit liabilities at the end of any period were to increase or decrease from the estimates we use, then we would have an increase in the amount of our future period health benefit subsidy or surplus.

Our consolidated financial statements reflect the estimates made with respect to medical benefit liabilities within the cost of services on our consolidated statements of operations and within the accrued insurance premiums and health reserves on our consolidated balance sheets.

Stock-Based Compensation

Prior to January 1, 2006, we accounted for stock based compensation pursuant to APB No. 25. Effective January 1, 2006, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment,” or SFAS No. 123R. SFAS No. 123R requires us to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. We recognize that cost over the period during which the employee is required to provide service in exchange for the award.

As discussed in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus, we restated the 2006 and 2005 financial statements for an error in accounting for stock based compensation awards issued in August 2005. We determined that the original accounting for approximately one-half of the options issued in August 2005 was incorrect because those options contained provisions which required them to be considered variable stock based compensation awards. Accordingly, we are required to recognize compensation expense based upon changes in the fair value of our stock over the vesting period.

Based upon our improved financial performance during the six months ended June 2007, as well as the proximity of the proposed initial public offering of our common stock, we reconsidered the assumptions we had used for estimating the fair value of our common stock under SFAS No. 123R. We reduced the marketability discount rate for our common stock. In determining the fair value of our common stock in 2007, we placed greater weight on these additional factors than in the independent valuations in 2006 and prior periods.

In July 2007, we issued additional stock based compensation awards to members of management and certain employees at an exercise price of $      per share. Accordingly, we will recognize stock-based compensation expense based on the difference between the fair value of our common stock on the grant date of $      and the exercise price per share, with this expense being recognized over the vesting period of the awards pursuant to SFAS No. 123R.

State Unemployment Taxes

We record state unemployment tax expense based upon taxable wages and tax rates as determined by each state. State unemployment rates vary by state and are based, in part, on past claims experience. If our claims experience increases, our rates could increase. Additionally, states have the ability to increase unemployment tax rates to cover deficiencies in the state’s unemployment tax fund. As a result, our unemployment tax rates have increased over the last several years and we believe that these rates will continue to increase for at least the next year. Some states have implemented retroactive rate increases. These increases cannot always be predicted. Our contractual arrangements with our clients may limit our ability to pass through these rate increases.

Income Taxes

We have significant deferred tax assets with respect to which we have not recorded any valuation allowance because we believe we are more likely than not to realize these assets. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance, our ability to realize our deferred tax assets could change from our current estimates. If we determine that we will not be able to realize all or part of our deferred tax assets in the future, we would need to record a valuation allowance that would reduce net income in the period such determination is made.

We adopted the provisions of FASB Interpretation No. 48, or FIN 48, effective on January 1, 2007. We evaluated our tax positions for the tax years that remain subject to examination. We are generally no longer subject to U.S. federal, state or local income tax examinations by tax authorities for years prior to 2003. We concluded that there are no significant uncertain tax positions requiring recognition in our consolidated financial statements. Accordingly, our adoption of FIN 48 did not have a significant impact on our recorded tax liabilities for tax benefits or retained earnings.

Property and Equipment

Our property and equipment relate primarily to our facilities and related improvements, furniture and fixtures, computer hardware and software and capitalized software development costs. These costs are depreciated or amortized over the estimated useful lives of the assets. If we determine that the useful lives of these assets will be shorter than we currently estimate, our depreciation and amortization expense could be accelerated, which would decrease net income in the periods of such a determination. In addition, we periodically evaluate these costs for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. If events or circumstances were to indicate that any of our long-lived assets might be impaired, we would analyze the estimated undiscounted future cash flows to be generated from the applicable asset. In addition, we would record an impairment loss, which would reduce net income, to the extent that the carrying value of the asset exceeded the fair value of the asset. Fair value is generally determined using an estimate of discounted future net cash flows from operating activities or upon disposal of the asset.

Goodwill and Intangible Assets

We recorded significant intangible assets as a result of the Regions acquisition, and the book value of those assets increased as a result of the acquisition by our sponsor. The intangible assets related to the client service agreements acquired were valued by an unrelated third party, are considered to have a finite life and are being amortized over a 3-year period based upon the estimated rate of client attrition. These assets will be fully amortized in August 2008 with the exception of longer term capitalized software with a 12-year amortization period, resulting in approximately $54 of continued annual amortization expense. Our purchased intangible assets are carried at cost less accumulated amortization.

The goodwill and intangible assets are subject to the provisions of SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). In accordance with SFAS 142, goodwill is tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired. Our estimates are based on historical trends, management’s knowledge and experience and economic factors. We believe our estimates are reasonable. However, different assumptions regarding cash flows and volatility could affect our evaluations and result in an impairment charge. See Note 2 to our consolidated financial statements.

Results of Operations

We restated our previously issued financial statements for the year ended December 31, 2006 and the period from August 4, 2005 through December 31, 2005 (1) to reflect the correction of errors related to accounting for stock based compensation expense, (2) to correct the amount recorded for contingent shares issued pursuant to the June 2005 stock purchase agreement, (3) to correct the amounts previously recognized in the acquisition accounting pursuant to EITF 88-16 which also resulted in correcting amortization expense and (4) to correct the accounting for certain accruals and expenses as of period end.

In the following discussion, comparisons are made between the years ended December 31, 2006 and December 31, 2005 (combined) and December 31, 2005 (combined) and December 31, 2004 (combined), notwithstanding the additional presentation in our consolidated statements of operations for the separate periods from January 1, 2005 to August 3, 2005 (Regions as predecessor) and August 4, 2005 to December 31, 2005 due to the acquisition by our sponsor and January 1, 2004 to June 30, 2004 (Union Planters Bank as predecessor) and July 1, 2004 to December 31, 2004 (Regions as predecessor) due to the Regions acquisition. A split presentation of an annual period is required under GAAP when a change in accounting basis occurs. Consequently, the combined presentation for 2005 and 2004 is not a recognized presentation under GAAP. Accounting for an acquisition requires that the historical carrying values of assets acquired and liabilities assumed be adjusted to fair value. A resulting different and higher cost basis associated with the allocation of the purchase price impacts post-acquisition period results, which impacts period-to-period comparisons. We recorded significant amortizable intangible assets in connection with the Regions acquisition in June 2004 and the acquisition by our sponsor in August 2005. In addition, we incurred significant debt and related interest expense associated with the acquisition by our sponsor.

We believe comparison of our results of operations for periods of differing length would not be meaningful, primarily because our business has seasonal fluctuations. Further, we believe a discussion of the combined periods presented for the year ended December 31, 2005 (combined) and December 31, 2004 (combined) enhances the understanding of our operating performance due to the comparability of results and, accordingly, we have prepared the discussion of our results of operations using these non-GAAP periods rather than the separate GAAP periods for which financial statements are included herein.

The following table sets forth, for the periods indicated, certain operating data as a percentage of revenues.

	Combined Twelve	Combined Twelve	Year Ended	Six Months Ended
	Months Ended	Months Ended	Dec. 31, 2006	June 30,
	Dec. 31, 2004	Dec. 31, 2005	Restated	2006	2007

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of services	79.4	79.7	77.4	79.9	75.9

Gross profit	20.6	20.3	22.6	20.1	24.1
Selling, general and administrative expenses	11.3	11.4	12.4	12.2	14.1
Stock-based compensation	0.0	0.1	0.3	0.4	3.6
Depreciation	0.3	0.2	0.3	0.3	0.4
Amortization	1.7	3.4	3.5	3.6	3.2
Change of control payments and other	0.0	1.9	0.2	0.2	0.2

Operating profit	7.3	3.5	5.9	3.4	2.6
Interest income	0.1	0.2	0.2	0.3	0.2
Interest expense	0.0	1.1	3.9	2.2	3.3

Income (loss) before income taxes	7.4	2.6	2.2	1.5	(0.4)

Income tax expense	2.8	1.0	1.0	0.6	0.5

Net income (loss)	4.6%	1.6%	1.2%	1.0%	(0.9)%

Six Months Ended June 30, 2007 Compared to Six Months Ended June 30, 2006

Consolidated Results

The following table summarizes our consolidated results of operations for the six-month periods ended June 30, 2007 and 2006.

	Six Months Ended
	June 30,
	2006	2007	Change	% Change
	(Dollars in thousands except for statistical data)

Consolidated Statement of Operations Data:
Gross billings	$541,159	$589,383	$48,224	8.9%
Worksite employee payroll	436,836	481,628	44,792	10.3%

Revenues	104,323	107,755	3,432	3.3%
Cost of services	83,320	81,806	(1,514)	(1.8)%

Gross profit	21,003	25,949	4,946	23.5%
Operating expenses:
Selling, general and administrative expenses	12,748	15,179	2,431	19.1%
Stock-based compensation	434	3,896	3,462	797.7%
Depreciation	268	397	129	48.1%
Amortization	3,752	3,428	(324)	(8.6)%
Other payments	205	204	(1)	(0.5)%

Total operating expenses	17,407	23,104	5,697	32.7%

Operating profit (loss)	3,596	2,845	(751)	(20.9)%
Interest income	286	265	(21)	(7.3)%
Interest expense	(2,286)	(3,565)	(1,279)	(55.9)%

Income (loss) before income taxes	1,596	(455)	(2,051)	(128.5)%
Income tax expense (benefit)	600	506	(94)	(15.7)%

Net income (loss)	$996	$(961)	$(1,957)	(196.5)%

Statistical Data:
WSEs at period end	31,177	37,172	5,995	19.2%
Average monthly WSEs for the period	30,257	35,423	5,166	17.1%
Clients at period end	752	825	73	9.7%
Average monthly clients for the period	752	801	49	6.5%
Average number of WSEs per client at period end	41	45	4	9.8%
Average annual wage per average monthly WSE for the period	$28,875	$27,193	$(1,682)	(5.8)%
Gross profit per average monthly WSE for the period	$694	$733	$39	5.6%
Adjusted EBITDA per average monthly WSE for the period	$266	$298	$32	12.0%
Workers’ compensation average manual rate for the period	$4.26	$3.60	$(0.66)	(15.5)%

Revenues

Our gross billings for the first six months of 2007 were $589,383, an increase of $48,224 or 8.9%, over the 2006 period. The increase was due primarily to an increase in worksite employee payroll of $44,792, or 10.3%, and an increase in service fees of $3,552, or 7.3%, partially offset by a decrease in health benefit fee revenue of $95, or 0.9%.

The increase in worksite employee payroll was the result of an increase in the average number of worksite employees of 5,166, or 17.1%, to 35,423 during the six months ended June 30, 2007 compared to 30,257 during the six months ended June 30, 2006. This was partially offset by a decrease in the average annual worksite employee wage of $1.7, or 5.8%, to $27.2 for the first six months of 2007 compared to $28.9 during the first six months of 2006.

The increase in service fees was attributable to the increase in employee worksite payroll, partially offset by a decrease in our service fee rate. As a percentage of worksite employee payroll, our service fees decreased to 16.6% during the first six months of 2007 compared to 17.5% during the first six months of 2006. We elected to reduce our service fee rates during the six months ended June 30, 2007 by passing on to our clients a portion of the reduction in our average workers’ compensation manual rate.

The decrease in health benefit fee revenue was primarily due to an average of 8.6% fewer health benefit plan participants but this impact was almost wholly offset by higher average rates charged compared to the prior period.

As a result, revenues for the first six months of 2007 were $107,755, an increase of $3,432, or 3.3%, compared to the first six months of 2006.

Cost of Services

The following table presents certain information related to our cost of services for the first six months of 2007 and 2006.

	Six Months Ended
	June 30,
	2006	2007	Change	% Change
	(Dollars in thousands)

Cost of services:
Health benefits	$32,413	$28,979	$(3,434)	(10.6)%
Workers’ compensation	12,368	9,445	(2,923)	(23.6)%
Employment taxes and other	38,539	43,382	4,843	12.6%

Total cost of services	$83,320	$81,806	$(1,514)	(1.8)%

Our cost of services for the first six months of 2007 was $81,806, a decrease of $1,514, or 1.8%, from the first six months of 2006. The decrease was primarily due to decreases in heath benefit and workers’ compensation costs, partially offset by an increase in employment taxes and other.

Health benefit costs were $28,979 for the first six months of 2007, a decrease of $3,434, or 10.6%, compared to the first six months of 2006. This decrease was attributable to an 8.6% decline in the average number of health benefit plan participants and slightly lower average costs per health benefit plan participant.

Workers’ compensation expense was $9,445 for the first six months of 2007, a decrease of $2,923, or 23.6%, compared to the first six months of 2006. This decrease was due primarily to a decrease in the severity and the frequency of workers’ compensation claims. We also experienced a decline in our average workers’ compensation manual rate of 15.5% to $3.60 for the first six months of 2007 from $4.26 during the first six months of 2006.

Employment taxes and other cost of services were $43,382 for the first six months of 2007, an increase of $4,843, or 12.6%, compared to the first six months of 2006. This increase was primarily due to the volume increase in worksite employee payroll. This rate of increase was slightly higher than the 10.3% increase in worksite employee payroll due to a lower average annual wage per worksite employee of $27.2 in the first six months of 2007 compared to $28.9 in 2006, a decrease of 5.8%. Lower average wages result in higher payroll taxes as a percentage of worksite employee payroll because it takes longer to reach the wage ceilings at which some payroll taxes are no longer payable.

Operating Expenses

Selling, general and administrative expenses for the first six months of 2007 were $15,179, an increase of $2,431, or 19.1%, compared to the first six months of 2006. The primary increases in selling, general and administrative expenses were salaries and commissions. During 2006 and the first six months of 2007, we increased our sales force and other expenses related to our expansion program, including expenses associated with establishing and maintaining new sales offices and increased marketing expenses.

Stock-based compensation expense for the first six months of 2007 was $3,896, an increase of $3,462, or 797.7%, compared to the first six months of 2006. The expense was higher in 2007 due to accelerated vesting that was applied to all remaining outstanding common stock options in June 2007, and a higher fair market value of the underlying shares during the six months ended June 30, 2007 compared to the prior year period. See Note 13 to our consolidated financial statements.

Depreciation expense of $397 for the first six months of 2007 increased $129, or 48.1%, compared to the first six months of 2006 due to increased capital spending.

Amortization expense of $3,428 for the first six months of 2007 decreased $324 or 8.6% compared to the first six months of 2006. All of this amount related to certain intangible assets recorded under purchase accounting for the Regions acquisition, as adjusted for the acquisition by our sponsor in August 2005.

Other payments of $204 for the first six months of 2007 were substantially the same as amounts for the first six months of 2006. These payments represented amounts paid to an affiliate of our sponsor under the terms of a management agreement.

Interest Income

Interest income for the first six months of 2007 was $265, a decrease of $21, or 7.3%, compared to the first six months of 2006. The decrease was primarily due to less cash available for investment resulting from the redemption of preferred stock and higher debt service payments in the first six months of 2007 compared to the first six months of 2006.

Interest Expense

Interest expense for the first six months of 2007 was $3,565, an increase of $1,279, or 55.9%, compared to the first six months of 2006. The increase was primarily due to an increase in outstanding long-term debt of $27,038 to $66,444 at June 30, 2007 compared to June 30, 2006, partially offset by a decrease in the average interest rate we paid during the first six months of 2007 to 8.3% as compared to the average interest rate of 10.0% for the first six months of 2006, a decrease of 17.0%.

Provision for Income Taxes

Income taxes were $506 for the first six months of 2007, a decrease of $94, or 15.7%, compared to the first six months of 2006. The effective rate for the six months ended June 30, 2007 was higher than the corresponding period in 2006 primarily due to stock-based compensation expense that was not fully deductible for income tax purposes. These effective rates differed from the statutory federal tax rates primarily because of state taxes and federal tax credits.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

Combined Consolidated Results

The following table summarizes our consolidated results of operations for the years ended December 31, 2006 and 2005.

	Combined Twelve
	Months Ended	Year Ended
	Dec. 31, 2005	Dec. 31, 2006	Change	% Change
	(Dollars in thousands, except for statistical data)

Consolidated Statement of Operations Data:
Gross billings	$1,104,427	$1,137,403	$32,976	3.0%
Worksite employee payroll	895,181	925,089	29,908	3.3%

Revenues	209,246	212,314	3,068	1.5%
Cost of services	166,679	164,268	(2,411)	(1.4)%

Gross profit	42,567	48,046	5,479	12.9%
Operating expenses:
Selling, general and administrative expenses	23,765	26,356	2,591	10.9%
Stock-based compensation	170	694	524	308.2%
Depreciation	475	558	83	17.5%
Amortization	7,023	7,505	482	6.9%
Change of control payments and other	3,875	420	(3,455)	(89.2)%

Total operating expenses	35,308	35,533	225	0.6%

Operating profit	7,259	12,513	5,254	72.4%
Interest income	504	439	(65)	(12.9)%
Interest expense	(2,246)	(8,273)	(6,027)	(268.3)%

Income before income taxes	5,517	4,679	(838)	(15.2)%
Income tax expense	2,096	2,157	61	2.9%

Net income	$3,421	$2,522	$(899)	(26.3)%

Statistical Data:
WSEs at period end	30,906	34,056	3,150	10.2%
Average monthly WSEs for the period	31,291	31,186	(105)	(0.3)%
Clients at period end	794	796	2	0.3%
Average monthly clients for the period	784	767	(17)	(2.2)%
Average number of WSEs per client at period end	39	43	4	10.3%
Average annual wage per average monthly WSE for the period	$28,608	$29,664	$1,056	3.7%
Gross profit per average monthly WSE for the period	$1,360	$1,541	$181	13.3%
Adjusted EBITDA per average monthly WSE for the period	$477	$682	$205	43.0%
Workers’ compensation average manual rate for the period	$4.45	$3.99	$(0.46)	(10.3)%

Revenues

Our gross billings for 2006 were $1,137,403, an increase of $32,976, or 3.0%, over 2005. This increase was primarily due to an increase in worksite employee payroll of $29,908, or 3.3%, an increase in service fees of $677, or 0.4%, and an increase in health benefit fee revenue of $1,856, or 3.4%.

The increase in worksite employee payroll was the result of an increase in the average annual worksite employee wage of $1.1, or 3.7%, to $29.7 for 2006 compared to $28.6 for 2005. This was partially offset by a decrease in the average number of worksite employees of 105, or 0.3%, to 31,186 during 2006 compared to 31,291 during 2005.

The increase in our service fees was attributable to the increase in employee worksite payroll, partially offset by a decrease in our service fee rate. As a percentage of worksite employee payroll, our service fees decreased to 16.9% during 2006 compared to 17.4% during 2005. We elected to reduce our service fee rate in 2006 by passing on to our clients a portion of the reduction in our average workers’ compensation manual rate.

The increase in health benefit fee revenue was primarily due to higher average rates charged, partially offset by an average of 4.5% fewer health benefit plan participants.

As a result, revenues for 2006 were $212,314, an increase of $3,068, or 1.5%, compared to 2005.

Cost of Services

The following table presents certain information related to our cost of services for the years ended December 31, 2006 and 2005.

	Combined Twelve
	Months Ended	Year Ended
	Dec. 31, 2005	Dec. 31, 2006	Change	% Change
	(Dollars in thousands)

Cost of services:
Health benefits	$61,426	$63,009	$1,583	2.6%
Workers’ compensation	31,045	24,759	(6,286)	(20.2)%
Employment taxes and other	74,208	76,500	2,292	3.1%

Total cost of services	$166,679	$164,268	$(2,411)	(1.4)%

Our cost of services for 2006 was $164,268, a decrease of $2,411, or 1.4%, from 2005. The decrease was primarily due to a decrease in workers’ compensation costs, partially offset by increases in health benefit costs and employment taxes and other costs.

Health benefit costs were $63,009 for 2006, an increase of $1,583, or 2.6%, compared to 2005. This increase was primarily due to an increase in the average costs per health benefit plan participant, partially offset by a 4.5% decline in the average number of health benefit plan participants.

Workers’ compensation expense was $24,759 for 2006, a decrease of $6,286, or 20.2%, compared to 2005. This decrease was primarily due to a decrease in the severity and the frequency of workers’ compensation claims. We also experienced a decline in our average workers’ compensation manual rate of 10.3% to $3.99 for 2006 from $4.45 during 2005.

Employment taxes and other cost of services were $76,500 for 2006, an increase of $2,292, or 3.1%, compared to 2005. This increase was primarily due to the volume increase in worksite employee payroll.

Operating Expenses

Selling, general and administrative expenses for 2006 were $26,356, an increase of $2,591, or 10.9%, compared to 2005. The primary increases in selling, general and administrative expenses were salaries and commissions paid in conjunction with our sales and marketing expansion efforts.

Stock-based compensation expense for 2006 was $694, an increase of $524, or 308.2%, compared to 2005. The increase was attributable to a higher fair market value of the underlying shares during 2006 compared to the prior year.

Depreciation expense of $558 for 2006 increased $83, or 17.5%, compared to 2005 due to increased capital spending in the prior year.

Amortization expense was $7,505 for 2006, an increase of $482, or 6.9%, compared to 2005. This increase was due primarily to a full year of amortization expense accrued for 2006 following the increase in the book value for certain intangible assets recorded under purchase accounting for the acquisition by our sponsor as compared to approximately five months of such increased amortization expense accrued for 2005.

Change of control payments and other expense for 2006 were $420, a decrease of $3,455, or 89.2%, compared to 2005. The 2006 amounts represented amounts paid to an affiliate of our sponsor under the terms of a management agreement. In 2005, we paid $184 to the affiliate of our sponsor under this agreement, which was lower than in 2006 because the agreement was in place for only five months in 2005 compared to the full year in 2006. The 2005 amounts also included contractual payments in the amount of $3,691 made to members of our management in connection with the change of control that occurred in the acquisition by our sponsor in August 2005, for which there were no corresponding payments in 2006.

Interest Income

Interest income for 2006 was $439, a decrease of $65, or 12.9%, compared to 2005. The decrease was primarily due to lower cash levels due to the payment of dividends during 2006.

Interest Expense

Interest expense for 2006 was $8,273, an increase of $6,027, or 268.3%, compared to 2005. The increase was primarily due to a $28,103 increase in outstanding long-term debt to $73,603 at December 31, 2006 compared to December 31, 2005 and the fact that the 2005 debt was only outstanding for approximately five months compared to a full year of debt outstanding in 2006.

Provision for Income Taxes

Income taxes were $2,157 for 2006, an increase of $61, or 2.9%, compared to 2005. Our effective tax rates for 2006 and 2005 were 46.1% and 38.0%, respectively. These effective rates differed from the statutory federal tax rates primarily because of state taxes and federal tax credits.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

Combined Consolidated Results

The following table summarizes our consolidated results of operations for the years ended December 31, 2005 and 2004.

	Combined Twelve	Combined Twelve
	Months Ended	Months Ended
	Dec. 31, 2004	Dec. 31, 2005	Change	% Change
	(Dollars in thousands, except for statistical data)

Consolidated Statement of Operations Data:
Gross billings	$1,001,232	$1,104,427	$103,195	10.3%
Worksite employee payroll	810,404	895,181	84,777	10.5%

Revenues	190,828	209,246	18,418	9.7%
Cost of services	151,576	166,679	15,103	10.0%

Gross profit	39,252	42,567	3,315	8.4%
Operating expenses:
Selling, general and administrative	21,467	23,765	2,298	10.7%
Stock-based compensation	—	170	170	n/m
Depreciation	498	475	(23)	(4.6)%
Amortization	3,339	7,023	3,684	110.3%
Change of control payments and other	—	3,875	3,875	n/m

Total operating expenses	25,304	35,308	10,004	39.5%

Operating profit	13,948	7,259	(6,689)	(48.0)%
Interest income	258	504	246	95.3%
Interest expense	(8)	(2,246)	(2,238)	(27,975.0)%

Income before income taxes	14,198	5,517	(8,681)	(61.1)%
Income tax expense	5,420	2,096	(3,324)	(61.3)%

Net income	$8,778	$3,421	$(5,357)	(61.0)%

Statistical Data:
WSEs at period end	30,927	30,906	(21)	(0.1)%
Average monthly WSEs for the period	31,395	31,291	(104)	(0.3)%
Clients at period end	836	794	(42)	(5.0)%
Average monthly clients for the period	806	784	(22)	(2.7)%
Average number of WSEs per client at period end	37	39	2	5.4%
Average annual wage per average monthly WSE for the period	$25,813	$28,608	$2,795	10.8%
Gross profit per average monthly WSE for the period	$1,250	$1,360	$110	8.8%
Adjusted EBITDA per average monthly WSE for the period	$566	$477	$(89)	(15.7)%
Workers’ compensation average manual rate for the period	$4.91	$4.45	$(0.46)	(9.4)%

Revenues

Our gross billings for 2005 were $1,104,427, an increase of $103,195, or 10.3%, over 2004. This increase was primarily due to an increase in worksite employee payroll of $84,777, or 10.5%, an increase in service fees of $10,049, or 6.9%, and an increase in health benefit fee revenue of $8,739, or 19.7%.

The increase in worksite employee payroll was the result of an increase in the average annual worksite employee wage of $2.8, or 10.8%, to $28.6 for 2005 compared to $25.8 during 2004, partially offset by a decline in the average number of worksite employees of 104, or 0.3%, to 31,291 during 2005 compared to 31,395 during 2004.

The increase in service fees was attributable to the increase in employee worksite payroll, partially offset by a decrease in our service fee rate. As a percentage of worksite employee payroll, our service fees decreased to 17.4% during 2005 compared to 17.9% during 2004. We elected to reduce our service fee rate in 2005 by passing on to our clients a portion of the reduction in our average workers’ compensation manual rate.

The increase in health benefit fee revenue was primarily due to higher average rates charged and an average of 11.0% more health benefit plan participants.

As a result, revenues for 2005 were $209,246, an increase of $18,418, or 9.7%, compared to 2004.

Cost of Services

The following table presents certain information related to our cost of services for the years ended December 31, 2005 and 2004.

	Combined Twelve	Combined Twelve
	Months Ended	Months Ended
	Dec. 31, 2004	Dec. 31, 2005	Change	% Change
	(Dollars in thousands)

Cost of services:
Health benefits	$46,349	$61,426	$15,077	32.5%
Workers’ compensation	33,729	31,045	$(2,684)	(8.0)%
Employment taxes and other	71,498	74,208	$2,710	3.8%

Total cost of services	$151,576	$166,679	$15,103	10.0%

Our cost of services for 2005 was $166,679, an increase of $15,103, or 10.0%, from 2004. The increase was primarily due to increases in health benefit costs and employment taxes and other costs, partially offset by a decrease in workers’ compensation costs.

Health benefit costs were $61,426 for 2005, an increase of $15,077, or 32.5%, compared to 2004. This increase was attributable to an increase in the average costs per health benefit plan participant and an 11.0% increase in the average number of health benefit plan participants.

Workers’ compensation expense was $31,045 in 2005, a decrease of $2,684, or 8.0%, compared to 2004. This decrease was primarily due to a decrease in the severity and the frequency of workers’ compensation claims. We also experienced a decline in our average workers’ compensation manual rate of 9.4% to $4.45 for 2005 from $4.91 during 2004.

Employment taxes and other cost of services were $74,208 for 2005, an increase of $2,710, or 3.8%, compared to 2004. This increase was primarily due to the volume increase in worksite employee payroll.

Operating Expenses

Selling, general and administrative expenses for 2005 were $23,765, an increase of $2,298, or 10.7%, compared to 2004. The increase was primarily due to increases in salaries and bonuses of $1,105, 401(k) plan benefit expenses of $312, audit expense of $354 and bad debt expense of $390.

Stock-based compensation expense was $170 for 2005. We had no stock-based compensation expense in 2004 as the stock options giving rise to this expense were granted at or after the acquisition by our sponsor in August 2005.

Depreciation expense of $475 in 2005 decreased $23, or 4.6%, compared to 2004 due to decreased capital spending in the prior year.

Amortization expense of $7,023 in 2005 increased $3,684, or 110.3%, compared to 2004. The increase was due to a full year of amortization expense accrued for 2005 related to certain intangible assets recorded under purchase accounting for the Regions acquisition as compared to six months of such amortization expense accrued for 2004 together with an increase in such amortization expense following the increase in the book value of these assets as a result of the acquisition by our sponsor in August 2005.

Change of control payments and other expense in 2005 included $184 in amounts paid to an affiliate of our sponsor under the terms of a management agreement and contractual payments in the amount of $3,691 made to members of our management in connection with the change of control that occurred in the acquisition by our sponsor in August 2005. We had no corresponding expenses in 2004.

Interest Income

Interest income for 2005 was $504, an increase of $246, or 95.3%, compared to 2004. The increase was primarily due to the implementation of better cash management procedures to more actively invest our available cash.

Interest Expense

Interest expense for 2005 was $2,246, an increase of $2,238 over the $8 expense in 2004. The increase was primarily due to an increase in outstanding long-term debt related to the acquisition by our sponsor in August 2005.

Provision for Income Taxes

Income taxes were $2,096 for 2005, a decrease of $3,324, or 61.3%, compared to 2004. Our effective tax rates for 2005 and 2004 were 38.0% and 38.2%, respectively. These effective rates differed from the statutory federal tax rates primarily because of state taxes and federal tax credits.

Liquidity and Capital Resources

We periodically evaluate our liquidity requirements, capital needs and availability of resources in view of, among other things, expansion plans, accrued workers’ compensation insurance claims liabilities, debt service requirements and other operating cash needs. We have sought and may continue to seek to raise additional capital or take other steps to increase or manage our liquidity and capital resources. We currently believe that the proceeds of this offering, our cash on hand, cash flows from operations and available borrowing capacity under our credit agreement, which currently includes access to a $10,000 revolving line of credit, will be adequate to meet our liquidity requirements at least through 2008. We will rely on these same sources, as well as public and private debt and equity financing, if necessary, to meet our long-term liquidity needs.

We had $17,161 in cash and cash equivalents at June 30, 2007 which is available for general corporate purposes, including, but not limited to, current working capital requirements, expenditures related to the continued expansion of our sales force through the opening of new sales offices and capital expenditures. In July 2007, we used $10,000 of cash to redeem Region’s common stock and paid Regions $500 in settlement of a contingent payment obligation. For information about these payments, see “Certain Relationships and Related Transactions.” Prior to completion of this offering, we anticipate paying a dividend of approximately $10,000 to $15,000 to our current stockholders, assuming we generate sufficient cash from operations and receive approval from our lender. Immediately prior to the completion of this offering, we anticipate that we will pay an affiliate of our sponsor a one-time fee in the amount of $33 for each month remaining in the current term of our management agreement, which expires on July 28, 2008, as consideration for the termination of the agreement.

We made an irrevocable election under Section 338(h)(10) of the Internal Revenue Code of 1986, as amended, in connection with the acquisition by our sponsor in order to allow us to receive a tax benefit from the deduction of goodwill. We recorded $42,565 of goodwill as a result of the acquisition by our sponsor, which we are deducting for federal income tax purposes at a rate of $2,838 in each year through 2020. We have recorded this tax benefit as a long-term deferred tax liability on our balance sheet because the cumulative tax benefit we receive will generally become payable if there is a more than 50% change of control of us.

In connection with the acquisition by our sponsor, we also recorded $22,349 of intangible assets for the value of our customer list. In accordance with SFAS 142, Goodwill and Other Intangible Assets, we are amortizing this asset over a three-year period that will expire in August 2008. However, for tax purposes, this charge is deductible over a 15-year period. Accordingly, we have recorded a deferred tax asset which we will recognize over this 15-year period. As a result, we will have an additional $1,490 of tax deductions in each year through 2020.

Cash Flows From Operating Activities

Our cash flows from operating activities in the six months ended June 30, 2007 increased from the comparable period in 2006 by $4,273. The primary reason for this increase was a reduction in the amount of deposits that we were required to make with our workers’ compensation vendor at the onset of the contract renewal year with that vendor which begins annually on March 1.

Our cash flows from operating activities during 2006 increased compared to 2005 by $494. The primary reason for this increase was an increase in cash derived from net income, partially offset by a lower net increase in short term assets and liabilities.

Our cash flows from operating activities during 2005 increased compared to 2004 by $2,102. The primary reason for this increase was an increase in income tax and other accrued liabilities, which was substantially offset by increases in accounts receivables and interest expense and a reduction in other accrued expenses.

The Hartford Program provides for a return to us of excess deposits we have paid eighteen months after the beginning of each program year and annually thereafter. The adjustment amount is determined by applying a loss development factor to an estimate of the incurred losses based upon actual claims incurred during the program year and comparing that amount to actual premiums paid for the program year. We expect to receive approximately $6,000 of returned premiums during the fourth quarter of 2007 relative to The Hartford Program years 2000 through 2006 which we will include in cash flow from operations. Because we have agreed with The Hartford to reduce the deposit we pay with respect to each plan year to an amount which we believe will more closely approximate our required premium under this program, we believe that any other return of excess premium will be in an amount substantially smaller than $6,000.

Cash Flows From Investing Activities

Capital expenditures during the six months ended June 30, 2007 and 2006 were $941 and $427, respectively, and were incurred primarily for information technology hardware and software.

Capital expenditures during 2006, 2005, and 2004 were $1,006, $1,282 and $526, respectively, and were also incurred primarily for information technology hardware and software.

During 2005, investing activities also included $66,815 in cash paid in connection with the acquisition by our sponsor.

Cash Flows From Financing Activities

Cash used in financing activities in the six months ended June 30, 2007 and 2006 represented primarily scheduled term debt payments of $7,177 and $6,094, respectively. During the six months ended June 30, 2007, we also used $2,751 to redeem our outstanding preferred stock and $106 to pay preferred stock dividends.

Cash used in financing activities for 2006 and 2005 for scheduled term debt payments was $8,944 and $2,000, respectively. During 2006, financing activities included $76,000 in new term debt proceeds, which were used in addition to our cash to retire existing debt of $39,420, pay debt issuance costs of $3,413, redeem preferred stock for $23,366 and pay preferred stock dividends of $2,377 and common stock dividends of $22,257. During 2005, financing activities included $47,500 in new term debt proceeds and $21,380 in proceeds from the sale of our common stock and preferred stock. These amounts were used to extinguish a note in the amount of $2,000 and to pay debt issuance costs of $1,911. We retained the remaining cash for general operations.

Credit Agreement

In July 2006, we entered into an $86,000 credit agreement with our lender which was amended and restated in September 2006 and again on July 2, 2007. Our credit agreement includes an agreement to issue standby letters of credit in an amount not to exceed a sublimit of $10,000 and a synthetic letter of credit facility of $30,000. The credit agreement includes, among other covenants, a limitation on the declaration and payment of dividends, a change of control provision and other covenants customary in lending transactions of this type. At June 30, 2007, $65,975 in term debt borrowings were outstanding under the credit agreement, all of which are expected to be repaid from the proceeds of this offering. Borrowings under the credit agreement bear interest at rates based on LIBOR plus an applicable margin at the time of the borrowing.

Contractual Obligations and Commercial Commitments

We have future obligations for debt repayments, capital leases and future minimum rental and similar commitments under noncancelable operating leases, as well as contingent obligations related to outstanding letters of credit. These obligations as of December 31, 2006 are summarized in the tables below.

		Payments Due by Period
		Less than			After
Contractual Obligations	Total	1 year	1-3 years	4-5 years	5 years
	(Dollars in thousands)

Long-term borrowings, including interest	$73,150	$11,925	$48,450	$12,775	$—
Capital lease obligations	514	186	328	—	—
Operating lease obligations	2,489	798	1,599	92	—
Other long-term liabilities	287	0	287	—	—

Total	$76,440	$12,909	$50,664	$12,867	$—

	Total	Amount of Commitment Expiration for Period
	Amounts	Less than			After
Other Commercial Commitments	Committed	1 year	1-3 years	4-5 years	5 years
(Dollars in thousands)

Letters of credit	$30,589	$30,589	$—	$—	$—

Recently Issued Accounting Standards

The Financial Accounting Standards Board (“FASB”) has issued Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Base Payment (“SFAS 123R”), which requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense in the consolidated financial statements based on their fair values. This standard was effective for us for the year ended December 31, 2006 and is applicable to stock based awards we issued after January 1,

2006. Awards granted prior to the effective date continue to follow the accounting guidance in SFAS No. 123, Accounting for Stock-Based Compensation (Note 13). The adoption of SFAS No. 123R did not have a material impact on our 2006 results of operations.

The FASB has issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. FIN 48 requires companies to determine whether it is “more likely than not” that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48, which was effective January 1, 2007, had no impact on our consolidated financial position upon adoption.

The FASB has issued SFAS No. 157, Fair Value Measurements, which clarifies the definition of fair value and the methods used to measure fair value and requires expanded disclosures about fair value measurements of assets and liabilities. SFAS No. 157 is effective for us in 2008 and is not expected to have a significant impact on our financial statements.

The FASB has issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115, which permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for us in 2008 and we are currently evaluating the potential impact this standard may have on our financial position and results of operations.

Quantitative and Qualitative Disclosures About Market Risk

On November 22, 2006, we entered into an interest rate swap transaction with a major U.S. bank known as a “collar” for the purpose of limiting the risk of interest rate increases on our variable rate debt. The initial amount of the term debt covered by the collar was $37,300 and declines at approximately 50% of the scheduled payments on the term debt under the terms of our credit agreement. The amount of term loan debt covered by the collar at June 30, 2007 was $34,675. Under the terms of the collar, we will be reimbursed by the bank for interest expense caused by market LIBOR rates in excess of 6.00% and we will pay the bank any interest savings it realizes if market LIBOR rates fall to less than 3.85%. The market LIBOR that was used to charge interest under our credit agreement was 5.38% as of June 30, 2007. We intend to terminate this collar upon completion of this offering and repayment of the outstanding term loan debt. We do not anticipate that this termination will have a material impact on our financial condition.

A hypothetical 100 basis point increase in the interest rate on our senior secured term loan under the terms of our credit agreement would increase our annual interest payments by approximately $500. After giving effect to the completion of the offering and the repayment of our senior secured term loan using the net proceeds of the offering, we will not have any outstanding variable rate debt.

Seasonality, Inflation and Quarterly Fluctuations

The timing of the assessment of employment related taxes has a seasonal effect on our cash flows, as we generally have lower cash flow from operations during the first six months of each year. As individual client worksite employees meet applicable wage limits for such taxes, our employment tax obligation declines which increases cash flows from operations during the balance of the year because our revenues related to each client worksite employee are generally earned and collected at a relatively constant rate throughout each year. Our results of operations are also affected by the seasonality of the industries in which some of our clients operate, such as construction and agriculture. Moreover, client worksite employee payrolls in the fourth quarter are generally higher due to year end bonuses, though this effect on our results of operations may be partially offset by the fact that we may assess lower service fees on the bonus portion of a client’s worksite employee payroll.

We believe the effects of inflation have not had a significant impact on our results of operations or financial condition.

BUSINESS

Overview

We are one of the leading professional employer organizations, commonly known as PEOs, in the United States. We offer a comprehensive human resources solution that is designed to benefit our clients by reducing their human resources-related administrative burdens, providing support for regulatory compliance, helping to manage human resources-related costs and improving employee satisfaction and retention. We provide these services to small and medium-sized companies across a diverse range of industries and geographic regions. We have developed proprietary processes and risk management tools that we use to support a disciplined screening process to identify and evaluate well-managed companies seeking an outsourced solution to their human resources functions. Furthermore, we use these processes and tools to proactively monitor the profile and profitability of each of our clients on an ongoing basis. As of June 30, 2007, we had 16 offices in eight states and 825 clients with more than 37,000 worksite employees. During the last twelve months, we provided human resources services to worksite employees in 49 states, the District of Columbia and Puerto Rico.

We provide our clients with a comprehensive suite of human resources solutions through a combination of both internal resources and third party providers, which include insurance carriers and other financial institutions. Our services include:

•	Payroll processing, including employment tax remittance and reporting;

•	Human resources consultation and related resources in areas such as compliance with employment laws, personnel administration and unemployment compensation claims administration;

•	Risk management-related services, including workers’ compensation coverage, claims administration and loss control and employment practices liability insurance; and

•	Health, welfare and other benefits, including medical, dental, vision, disability, employee assistance programs and 401(k) retirement plans.

Our solutions are designed to benefit our clients in a number of ways. We offer a fully outsourced, comprehensive human resources solution to our clients through a single point of contact. Our solution relieves our clients of the administrative burdens associated with performing non-revenue-producing employment-related functions and purchasing discrete services from multiple third-party vendors. Additionally, we provide access to highly skilled human resources specialists and other administrative resources normally only available to large businesses. These resources assist clients in complying with the complex and rapidly changing human resources regulatory environment and aid in the implementation of human resources best practices within their organizations. We also help our clients manage their long-term human resources costs by sourcing services, such as workers’ compensation insurance and healthcare benefits, separately from multiple vendors, offering a bundled service at a single price and providing risk management monitoring, reporting and other processes. Because our services are offered on a pay-as-you-go basis, it is not necessary for our clients to collateralize insurance coverage or pay significant premiums in advance. Finally, our clients are able to better compete for and retain qualified employees by providing their employees access to employee benefits comparable to those offered by large businesses.

We have demonstrated our ability to generate both substantial profitability and strong organic growth. In 2006, we generated $1,541 in gross profit per average monthly worksite employee and $682 in adjusted EBITDA per average monthly worksite employee. We increased the aggregate number of client worksite employees from 30,906 at December 31, 2005 to 34,056 at December 31, 2006, an increase of 10.2%. As of June 30, 2007, our clients had an aggregate of 37,172 worksite employees, an increase of 19.2% during the twelve months ended June 30, 2007.

History

Our predecessor was founded in 1995 through the combination of two PEOs, AmLease Corporation and Summit Services, Inc. In 2000, Union Planters Bank, a Tennessee-based regional bank, acquired our predecessor and in June 2004 Regions Financial Corporation acquired Union Planters Bank (which we refer to as the Regions acquisition). In July 2005, Regions contributed all of our predecessor’s outstanding capital stock to us in exchange for shares of our preferred stock and common stock as a precursor to selling 90% of our preferred stock and common stock to an entity controlled by our sponsor and its affiliates and to a member of management in August 2005 (which we refer to as the acquisition by our sponsor). At the time of acquisition by our sponsor, other members of our management team also purchased shares of our preferred stock and common stock. Both the Regions acquisition and the acquisition by our sponsor were accounted for under the purchase method of accounting and resulted in purchase accounting adjustments that affect the comparability of results of operations between periods before and after each acquisition. In December 2006, we issued additional shares of our preferred stock and common stock to Regions as contingent consideration in connection with the acquisition by our sponsor. In July 2006, we redeemed all of our then-outstanding preferred shares, and in May 2007 we redeemed the additional preferred shares issued to Regions as contingent consideration. There are currently no preferred shares outstanding. In July 2007, we redeemed all shares of our common stock held by Regions. For the details of these transactions, see “Certain Relationships and Related Transactions.”

Our operational history is characterized by three phases that are related to our ownership changes. During the first phase, from founding in 1995 until the acquisition of by Union Planters Bank in 2000, we grew significantly and our gross billings surpassed $0.5 billion. In 1998, Carl W. Guidice, Jr., our current President and Chief Executive Officer, joined us as our Vice President of Benefits.

During the second phase, under the ownership of Union Planters Bank and then Regions, we refined and implemented our management reporting system to monitor the profitability of each client, resulting in rate increases for a significant number of our clients and a greater focus on well-managed clients. In addition, in early 2004 Union Planters Bank instituted a hiring freeze and imposed other operational restrictions, which Regions continued, at a time when our gross billings exceeded $1.0 billion for the first time. Due to these restrictions, our focus during 2004 and 2005 was primarily on our gross profit margins, which led to a reduction in the total number of clients and client worksite employees. As a result, our gross profit margin grew from 20.6% to 22.6% from 2004 to 2006 and the number of worksite employees decreased from 32,525 to 29,207 from the beginning of 2004 to February 2006.

During the third phase, since the acquisition by our sponsor in 2005, there has been renewed focus on profitable growth. Following the acquisition by our sponsor, we were no longer subject to the operating restrictions that Regions had imposed. In 2006 and 2007, having improved our profit margins and developed our disciplined risk management platform, we implemented several strategic initiatives to accelerate our growth and increase our market share. These initiatives included increasing the size of our sales force along with improving our recruiting, training and performance processes supporting our sales function. In addition, we increased the focus of our sales force on customer service and customer retention through the implementation of a revised incentive structure. We increased the size of our sales force from 29 at the beginning of 2006 to 56 at June 30, 2007.

Industry

International Data Corporation estimates that the market for human resources services, which includes both discrete and full-service human resources outsourcing and human resources consulting, was approximately $44.9 billion in 2006 and is expected to grow to $70.5 billion in 2011, representing a compounded annual growth rate of 9.4%. We believe the key factors driving the growth of the human resources outsourcing industry include the desire of businesses to outsource non-core business functions, increase operational efficiency, reduce regulatory compliance risk, minimize employment related costs over time, and compete more effectively for quality employees in a changing labor market.

PEOs represent a large and growing segment of the human resources outsourcing industry. According to Staffing Industry Analysts, Inc., revenues for the PEO industry were approximately $9.4 billion in 2006 and are expected to grow to approximately $11.0 billion in 2008, representing a compounded annual growth rate of 8.0%. The PEO market is highly fragmented, and is comprised of approximately 700 companies, many of which are single market or regional providers that typically offer their services in select states or geographic regions, and often have limited access to established, nationally-recognized third party benefit and risk management providers.

The small and medium-sized business market represents a large and attractive group of candidates for PEO services. The Small Business Administration reports that there were approximately 5.9 million businesses with fewer than 500 employees in 2004, with an aggregate of approximately 58.6 million employees. Because PEOs provide employment-related services to a large number of employees, they are able to achieve economies of scale that allow them to deliver comprehensive human resources services and human resources specialists to small and medium-sized businesses in a cost efficient manner. We believe that small and medium-sized businesses are particularly attractive clients for the following reasons:

•	they typically have fewer in-house resources than large businesses and, as a result, are generally more dependent on their outsourced service providers;

•	they generally do not require customized solutions, enabling service providers to obtain significant scale advantages by operating on an integrated platform;

•	their human resources costs per employee are typically higher than those at large companies; and

•	they generally have a relatively short sales cycle.

According to the National Association of Professional Employer Organizations, PEOs collectively provide services to between 2.0 and 3.0 million worksite employees, or approximately 3.4% to 5.1% of the estimated 58.6 million employees in the small and medium-sized business market. We believe that the relatively low penetration of this market represents a significant opportunity for continued growth of the PEO industry.

Competitive Strengths

We believe that we are well-positioned to capitalize on current market opportunities for PEO services due to the following competitive strengths:

Leading PEO Service Provider.  We are currently one of the largest PEOs in the United States with 12 years of experience in the industry. In 2006, we had $1.14 billion in gross billings and served client worksite employees in 49 states, the District of Columbia and Puerto Rico. As of June 30, 2007, we had 825 clients with more than 37,000 worksite employees. Given our track record of success, comprehensive product offering and overall scale, we have been able to develop a service offering that effectively meets the human resources needs of a broad range of existing and potential clients, and offers an attractive alternative to clients that currently provide human resources services using internal resources. Additionally, our significant experience has allowed us to develop highly effective tools and processes for managing our business operations, growth and profitability on an ongoing basis.

Comprehensive Human Resources Services.  We provide a comprehensive suite of products and services that address the critical human resources functions of our clients through a “one stop shop” integrated solution. We allow our clients to obtain their human resources services through a single provider instead of soliciting and managing multiple third party vendors in order to obtain a comparable solution. Our services enable small and medium-sized businesses to offer benefits to their employees typically only available at large businesses, allowing them to better compete for qualified employees. In addition, we are capable of delivering our services in all 50 states, allowing our clients to comply with the rapidly changing regulatory complexities of businesses operating in multiple states. We believe that the breadth of our services improves client satisfaction and increases client retention rates.

Superior Risk Management Platform.  We employ a robust, disciplined process to evaluate and monitor our clients which allows us to effectively manage internal risk and drive overall profitability. We employ a proprietary pricing tool that analyzes prospective client information in relation to data generated from our historic clients’ performance and data provided by our vendors. This tool enables us to evaluate risk and effectively price our solution for each new client. Additionally, we actively monitor the overall risk profile and profitability of each of our clients on a regular basis by leveraging our proprietary reporting system that continuously tracks key measures of each client’s performance on a product by product basis. This system generates a comprehensive management report for each client and is integrated with our general ledger. Our senior management regularly monitors reports that this system produces. Our risk management team also includes seasoned underwriters, medical claims review personnel, personnel providing claims handling oversight and in-the-field loss control representatives, all of whom bring significant expertise to each client account. Our risk management platform enables us to maximize profitability at the client level by evaluating the need to adjust pricing or to terminate a particular client, as provided for in our service agreements, on 30 days notice.

Strong, Established Vendor Relationships.  We have long-term relationships with established, nationally recognized vendors. Our primary vendor relationships include member insurance companies of The Hartford for workers’ compensation insurance and BlueCross BlueShield of Florida and Coventry for medical benefits, each of which has been in place for over six years. Over the last two years we have established relationships with members of the Humana, Kaiser Foundation Health Plan, and Aetna for health benefits in order to enhance the attractiveness of our solution in select geographic regions. We also have established relationships with several other vendors to address a broad scope of human resources services, including Transamerica Retirement Services (which we call Transamerica) for 401(k) plan matters, TALX for unemployment compensation claim matters, Lexington Insurance Company, a member company of American International Group, Inc. (which we call AIG) for employment practices liability insurance, and Unum Life Insurance Company of America for certain supplemental insurance products. The strength of the partnerships we have developed with our vendors over the years allows us to leverage their experience and practices to better assess the risk profile of our clients and identify the most profitable clients.

Scalable Platform Positioned for Growth.  Our business model is highly scalable and, we believe, positions us well to effectively grow our client base without adding significant incremental costs. Our technology infrastructure, which includes client self-service tools, has the capacity to support substantial growth without adding significant enhancements, modifications or personnel. Our human resources consultants, client service representatives, payroll technicians and loss control representatives are well-trained, experienced human resources professionals capable of managing a significant number of worksite employees in an efficient manner. In addition, we have established and formalized internal management, risk mitigation, and hiring and training processes across our organization such that we can continue to grow our business while managing risk and maximizing profitability. To benefit from the scalability of our platform, we have invested in expanding our geographic presence and increasing our sales force to drive sustained growth in the number of clients and worksite employees. The impact of these efforts is evident in our operating results for the first six months of 2007, during which our total worksite employee payroll increased 10.3% compared to the first six months of 2006, while continuing to increase operating margins and maintaining historical sales force productivity levels.

Proven and Experienced Management Team.  Our senior management team has applied its prior experience and industry expertise to significantly enhance and grow our operations. Our executive officers collectively possess more than 50 years of industry experience and have served with us or our predecessor for an average of more than seven years. Carl Guidice, our president and chief executive officer, joined our predecessor in 1998 and Michael Willson, our chief financial officer, joined in 2001. Our executive officers are supported by seasoned departmental heads with substantial industry experience both with us and with other human resources service providers. Under the leadership of our management team, we have established disciplined processes for running the business which have resulted in a significant improvement in growth and profitability.

Growth Strategy

We have identified the following key factors to executing our growth strategy:

Expand Our Direct Sales Force.  Further expanding our direct sales force is a key component of our growth strategy. We have increased the size of the sales force from 29 employees in January 2006 to 56 employees as of June 30, 2007. To support the recent and anticipated growth of our sales force, we have developed and implemented a highly structured training and mentoring program for new sales professionals. Additionally, we provide our sales force with a range of sales management tools, including leads generated from our outsourced telemarketing efforts, to assist them in managing their calling efforts on potential new clients. We also closely monitor sales force productivity levels and attrition levels to proactively identify best practices and address potential areas of concern. During this expansion of our sales force, we have maintained historical levels of sales force productivity largely, we believe, as a result of our robust hiring, training and mentoring approach. We currently anticipate increasing our sales force by an additional 10% to 20% by the end of 2008.

Further Cultivate Our Network of Trusted Advisors.  Our direct sales force works closely with a network of trusted advisors to identify and pursue new client opportunities. Our network of trusted advisors includes insurance agents, attorneys, accountants and other vendors who provide services to, or have relationships with, small and medium-sized businesses. We began working with trusted advisors in 1998 and have developed an effective approach to cultivating this referral network, including establishing an appropriate financial incentive structure. Once a referral is received from a trusted advisor, our sales force works in coordination with the trusted advisor to communicate the benefits of our solution and establish a formal relationship with the prospective client. This cooperative approach allows us to establish a direct relationship with the client and take primary responsibility for initiating the client engagement. Our sales managers are responsible for expanding our relationships with trusted advisors. In the twelve months ended June 30, 2007, our trusted advisors provided referrals for approximately one-half of our new clients. We are committed to growing our network of trusted advisors and expect this channel to continue to contribute to the overall growth of our business.

Deepen Penetration in Existing Markets.  We believe that increasing penetration in our existing markets is an attractive, low-risk and cost-efficient means of growth as we are able to capitalize on the reputation, vendor relationships and expertise that we have developed in the markets in which we operate. We have 12 offices in eight states that were opened prior to July 1, 2006. We believe that there is substantial growth potential in our existing geographical markets as these markets are still largely underpenetrated for PEO services. In order to further penetrate these markets, we have increased the size of our sales force and identified targeted lists of potential clients for existing and new sales consultants to pursue. Additionally, where applicable, we seek to leverage our existing client relationships to identify additional businesses in these regions that may be attractive candidates for our services.

Expand into New Geographic Markets.  We intend to continue to expand our geographic presence by opening new offices in markets that we believe offer significant potential demand for our services. We primarily focus on expanding into new markets in which we have established third party vendor relationships and in which we have begun to develop a network of trusted advisors that can supplement our direct sales force. Additionally, we typically look to expand into markets that are near or adjacent to our existing markets, which allows us to leverage our human resources specialists in a more efficient manner. Since June 30, 2006, we have opened new branch offices in Fort Lauderdale, Fort Myers, Gainesville and Jacksonville, Florida, Manasquan, New Jersey and San Antonio, Texas. Based on our historical experience and our current processes for opening new offices, we estimate that a new office can achieve breakeven profitability within one year of opening. We intend to continue to explore expansion in new geographic markets by opening new offices or, under the appropriate circumstances, through acquisitions.

Continue to Add and Enhance Products and Services.  We continuously update and add to our suite of services in order to increase our value proposition, allowing us to attract new clients and improve existing client satisfaction and retention. Where appropriate, we may partner with new vendors in order to expand our suite of services. We may also add new technologies and monitoring tools to assist clients in managing their risk profiles. Recent examples of new products and services that we have added include time and attendance software, a Bureau of National Affairs human resources library and online training tools. These enhancements often can be accomplished at low incremental cost and with low risk to us. We believe these incremental enhancements help strengthen our solution and further deepen the relationship with our clients. Our client retention rate for 2004, 2005 and 2006 was 75%, 75% and 77%, respectively.

Services

We offer the following broad range of services on a bundled basis, except for health care benefits which we offer separately:

Payroll Processing Services

Payroll Administration.  We process all employee payroll and maintain records relating to payroll processing for our clients’ worksite employees. We issue paychecks (or electronic transfers) and provide our clients’ worksite employees with pay records such as paycheck stubs and W-2s. We also process garnishments and other wage withholding orders pertaining to our clients’ worksite employees. In 2006, we processed approximately 1.0 million paychecks and approximately 3,000 garnishments. Clients can access and customize detailed payroll reports, such as job costing reports, as well as perform payroll-related functions over our internet portal. All payroll administration is handled by our team of payroll technicians located at our headquarters. Our service agreements incentivize our clients to transmit payroll data electronically. For the month of September 2007, approximately 90% of our clients submitted payroll data electronically.

Employment Tax Services.  We assume responsibility for reporting, withholding and remitting state and federal employment taxes on the payroll we process. Taxes are reported either to our accounts or our respective clients depending upon jurisdiction. See “— Industry Regulation.” Our employment tax services are handled from our headquarters.

Human Resources Consultation and Related Administrative Services

Human Resources Consulting.  We provide our clients access to highly trained human resources professionals for consultation on a broad range of human resources issues. Common topics of consultation include hiring, firing and discipline-related issues, compliance with wage and hour, legally-mandated leave and civil rights requirements in employment practices and development and application of worksite employment policies, along with strategic human resources considerations such as staffing projections, recruiting programs and compensation planning.

In addition to personal, telephone and email consultation, we make various human resources materials available to our clients, including informational webinars, online human resources training, sample policies and employment documents and other reference materials.

Our human resources personnel are based primarily at our headquarters, with one senior officer who travels regularly throughout our service area. Most of our human resources personnel hold either the Senior Professional in Human Resources or Professional in Human Resources certificate from the Human Resource Certification Institute, a certifying body for the human resources industry. Our human resources personnel work closely with our legal department on compliance matters. They receive ongoing internal and external training and have access to updates, publications and other resource materials, many of which are provided by law firms with which we have worked and by third party commercial providers such as Bureau of National Affairs. The efforts of our human resources staff are augmented by select client service representatives from our sales force who are based in our offices and have received human resources training.

Unemployment Claims Administration.  Through our relationship with TALX and our human resources personnel, we administer unemployment compensation claims, including responding to claims, protesting inappropriate benefits charges and arranging for administrative hearings where appropriate.

Risk-Management Services

Workers’ Compensation Insurance and Claims Administration.  We provide workers’ compensation insurance through our relationship with The Hartford, a relationship we have developed since March 2000. We and our clients are covered for claims by our clients’ worksite employees under policies issued by members of The Hartford, with the form of such policies being dictated by the law of each state. Claims are currently adjusted by Specialty Risk Services, a third party administrator owned by The Hartford. We closely monitor the progress of each claim through a staff of specialists located at our headquarters. We also help our clients reduce the frequency and severity of claims through a staff of loss control representatives located throughout the country. Additionally, we relieve our clients from the administrative burden of carrier audits because their worksite employees are covered by our workers’ compensation program. As a result of our “pay-as-you-go” contract structure, our clients are not subject to dramatic fluctuations in cash flow requirements for their workers’ compensation insurance. We also assume responsibility for collateralizing our workers’ compensation program, which further relieves our clients of capital requirements.

Employment Practices Liability.  Our human resources personnel work with our clients to reduce the risk of employment practices liability claims. We also maintain a claims made employment practices liability insurance policy with AIG. The policy generally covers claims against us and our clients by our clients’ worksite employees for illegal workplace harassment, discrimination, retaliation, wrongful termination and similar matters. Our service agreements apportion responsibility between us and our client to pay a self-insured retention, which is currently $75,000. The client pays the first $10,000 and 15% of amounts incurred thereafter up to the lesser of (i) $100,000 or (ii) the self-insured retention; and we pay the balance. We maintain relationships with law firms throughout the country with expertise in defending claims in this area. Our legal department monitors the handling of each claim.

Health, Welfare and Other Benefits

Medical Benefits.  We obtain group health insurance coverage for our clients’ worksite employees through a national network of carriers including BlueCross BlueShield of Florida, Coventry, Aetna, Kaiser Foundation Health Plan and Humana. We can elect to include in our proposals for our clients both a preferred provider organization and a health maintenance organization. In select cases, we also elect not to offer medical benefits to our clients. We recently added a point of service option. We can also arrange for coverage from other medical benefit carriers in specific regions to complement our primary national network of carriers. Our medical benefits also include a private fee-for-service Medicare program, flexible medical spending plans and other supplemental medical insurance programs.

Other Health Benefits.  We may elect to offer dental benefits in the form of a preferred provider organization using the network of The Guardian Life Insurance Company of America. Claims under this program are handled for us by Coventry. We also may make vision benefits available through EyeMed.

Retirement Benefits.  We maintain a 401(k) plan serviced by Transamerica. Clients electing to become participating employers in the plan receive the benefits of our economies of scale resulting in reduced fees for plan administration, loans, disbursements, discrimination testing and other services, as well as relief from administrative burdens relating to establishing and maintaining a 401(k) plan. In addition, the plan has a feature allowing us to make matching contributions to employees’ accounts, a feature that we believe is unique in the PEO industry. We use employees located at our headquarters to coordinate with Transamerica to administer the plan. As of June 30, 2007, the plan had approximately 5,450 participants, 450 adopting employers and $57.6 million in assets.

Other Benefits.  We also offer a range of other supplemental benefits, depending upon our client eligibility and the jurisdiction in which the client’s worksite employees are based. These benefits include life, accidental death and dismemberment insurance, short-term and long-term disability insurance, dependent care flexible spending plans and employee assistance programs.

Vendor Relationships

We have developed long-term relationships with a network of established, nationally-recognized vendors. These vendors provide the insurance coverage and other benefit plans we obtain for our clients, as well as some of the administrative services associated with those plans. The long-term nature of our relationships with these vendors allows us to leverage their experience and practices to better assess the risk profile of a client and target and identify the most profitable clients.

Workers’ Compensation

We are in the eighth year of our relationship with The Hartford. Through our relationship with The Hartford, we obtain loss experience data that assists both in our identification of particular industries and companies to target as prospects and in the pricing of our services. Our loss control department works with The Hartford to develop best practices to recommend to our clients, allowing our clients to reduce their workers’ compensation claims. We are responsible for the first $1.0 million of any claim, after which The Hartford is responsible for any additional losses on the claim.

Medical Benefits

Our relationships with our primary medical benefit providers, BlueCross BlueShield of Florida and Coventry, extend for more than six years. We have more recently begun to develop relationships with Aetna, Kaiser Foundation Health Plan and Humana. We leverage these relationships by obtaining experience data that allows us to better assess our clients’ risk profiles and manage our health care costs.

BlueCross BlueShield of Florida is our primary medical benefit provider for clients’ worksite employees located in Florida. As of June 30, 2007, approximately 250 of our clients had approximately 4,800 worksite employees covered by BlueCross BlueShield of Florida. We may elect to offer benefits under a preferred provider organization or a health maintenance organization product. The current policy has a three year term expiring in February 2008. We are responsible for the first $250,000 of any claim under these benefits, after which the carrier funds losses. These benefits are fully insured, which means that the carrier is also responsible for paying the first $250,000 of losses per claim if we default on our obligation to do so. We also reimburse the carrier for its administrative costs, which are determined each year. We have stop loss coverage at 125% of the projected claims under this policy. As of June 30, 2007, we had outstanding a standby letter of credit in the amount of $4.4 million to secure our obligations to the carrier with respect to incurred but not reported claims.

Coventry offers a preferred provider organization product for clients located throughout the country. As of June 30, 2007, approximately 290 of our clients had approximately 3,100 worksite employees covered by Coventry. The terms of this policy are negotiated and renewed annually. We are responsible for the first $200,000 of claims submitted by any individual under these benefits, after which the carrier funds losses up to $1.0 million and the worksite employee remains responsible for any losses in excess of $1.0 million. These benefits are fully insured in the states in which we believe applicable law so requires, including Florida, Texas, California and North Carolina. As of June 30, 2007, we had an outstanding standby letter of credit in the amount of $5.5 million to secure our obligations to the carrier with respect to incurred but not reported claims. In January 2007, Coventry began to offer a private fee-for-service program for our clients’ worksite employees. Under this fully insured, guaranteed cost benefit, all liabilities for claims and administrative expenses for client worksite employees who are at least 65 years of age or eligible for Medicare are transferred to the carrier and Medicare.

Aetna began to offer a fully insured benefit for our clients’ worksite employees in March 2007. The plan, which we renew annually, primarily includes a health maintenance organization and a point-of-service option and is available for clients located throughout the country. As of June 30, 2007, approximately 85 clients had approximately 1,200 worksite employees covered by Aetna. The Aetna benefit is subject to a guaranteed cost plan with an annual limit on our liability.

Humana began to offer a private fee-for-service Medicare program for our clients’ worksite employees in July 2005. As of June 30, 2007, 79 clients had approximately 170 worksite employees or their spouses covered by Humana or our other Medicare program provider.

Other Key Relationships

We have worked with TALX in the administration of unemployment compensation claims for more than seven years. Our employment practices liability insurance has been with AIG for more than five years. Our policy provides coverage of up to $1.0 million per covered claim, with a $10.0 million aggregate limit and a $5.0 million sublimit for each client. Our 401(k) plan has been serviced by Transamerica for more than five years.

Sales and Marketing

We market our services through a direct sales force, a network of trusted advisors and outsourced telemarketing efforts. We have identified a range of industries with which we or our key vendors have had favorable experience and which we believe we are well-positioned to serve profitably. We approach potential clients within these industries by developing our own lists of prospective clients and purchasing lists from third party information service providers. These prospective clients are initially contacted by our sales consultants and our telemarketing firm, with our more experienced sales consultants contacting targets with more than 50 employees, the telemarketing firm contacting targets with 25 to 50 employees and our less experienced sales consultants contacting targets with fewer than 25 employees. In many cases, we receive the initial introduction or referral through our network of trusted advisors. For the twelve months ended June 30, 2007, approximately 47.0%, 2.6% and 50.4% of our new clients came from direct sales force contacts, telemarketing firm leads and trusted advisor referrals, respectively.

Our sales force is comprised of divisional managers with supervisory responsibilities over geographic regions of our service area, an area manager in each of our offices and a varying number of sales consultants in each office. Our sales force also includes business development managers working in various regions of the country and client services representatives supervised by national and regional client services directors. Our client services representatives are responsible for enrolling new clients and serving as the primary local contact for our clients. In this capacity, they address issues clients may raise, communicate changes in the services we offer or the rates we charge and monitor the quality and delivery of our services. Our sales force is compensated by a combination of salary and commission.

We seek to hire sales consultants who have at least five years’ sales experience in other business-to-business sales positions. We provide at least one month of field training for each new sales consultant, followed by a one week formal training program at our headquarters to familiarize the sales consultant with our services, policies and procedures. Following the classroom training, we conduct additional field training that may last an additional five months. During the entire training program, each sales consultant is mentored by experienced managers. All sales consultants participate in mandatory weekly sales metrics and mentoring conference calls attended by senior management. We also provide ongoing product training as appropriate.

In addition to working with potential client lists, our sales consultants handle referrals from existing customers and make individual efforts to generate new customer leads. We also assign to an appropriate sales consultant any leads that our telemarketing firm generates based on its initial contact with potential clients. We believe telemarketing firms can be effective in initial contacts with targeted prospective clients by obtaining a commitment from the key decisionmaker to meet with our sales consultant, building awareness of our value proposition for the decisionmaker, remaining sensitive to timing issues that affect a prospective client’s likelihood of doing business with us and confirming and supplementing the information we have about the prospective client to enhance our marketing efforts. Our telemarketing service provider does not remain involved once it identifies the lead for us.

We have cultivated a network of trusted advisors, such as insurance agents and brokers, attorneys, accountants and other vendors, who provide services to, or have other relationships with, small and medium-sized businesses. Trusted advisors are excellent referral sources for us because they typically have close relationships with potential clients, which may increase a client’s receptivity to doing business with us, facilitate information sharing during both the marketing process and the client engagement or support retention of us by the client. We actively encourage our sales force to continue developing relationships with trusted advisors. Following a referral from a trusted advisor, we assign a sales consultant to work in coordination with the trusted advisor to complete the direct engagement, although the trusted advisor may, in some cases, submit potential clients to our risk review process directly. We pay commissions to trusted advisors for referrals who become clients, with the commission generally continuing as long as the referral remains a client.

Prospective Client Risk Review

We use a multidisciplinary risk review team to evaluate a prospective client prior to approval of a new service agreement. This team generally reviews at least three years of the prospective client’s financial condition and historical performance, worker injury risk, unemployment compensation experience, safety and human resources compliance and other factors. The team also analyzes appropriate census information if the prospective client is interested in health care benefits. In some cases, the team also undertakes a loss control survey.

After our risk review team recommends that we proceed with a prospective client, we use our proprietary pricing tool to generate a proposed schedule of fees for the prospective client’s consideration. Our pricing tool analyzes data specific to the applicant such as the applicant’s industry and worker classifications, claims and financial history, size, payroll volume, locations, estimated payroll tax costs, estimated benefits and coverage costs, overhead and other human resources and administrative services needs. We compare this data to data for comparable companies that we either obtain from our key vendors or derive from our internal reporting system. This analysis leads to the determination of a proposed service fee that is stated as a percentage of the prospective client’s total worksite employee payroll. The cost for using one or more of our health care plans is stated separately on our invoice and is not included in the service fee.

Delivery of Services

Once a potential client accepts our proposal, we enter into a service agreement, which is a contract describing our responsibilities and the responsibilities of the client. The service agreement describes the services we will perform and the logistics for providing those services, including when and how we must receive information and payments. Under the service agreement, the client remains responsible for operating its business, including retaining control over matters such as hiring and firing decisions for worksite employees, day-to-day direction and control over worksite employees, setting worksite employee compensation, providing training and equipment to worksite employees and complying with all laws applicable to the client’s business. Our service agreements generally have one year terms which renew automatically for an unlimited number of successive one year terms. Either the client or we can terminate the service agreement at any time on 30 days prior written notice.

Our clients interact with us personally as well as over the internet. Our internet portal is the primary payroll interface with our clients. Clients use the portal to electronically transmit payroll information to us and can also use it to obtain payroll-related reports, certified payroll and job costing information such as the allocation of wages to particular projects for a client’s internal accounting purposes. Clients can also use our web site to access various resources such as human resources reference materials, employment and benefit forms, health plan provider lists, background check tools and other materials.

Client services personnel located in our field offices are the primary face-to-face contact with clients and visit them regularly. Our loss control personnel also visit our clients periodically. The frequency of these visits is generally tied to the risk of injury associated with the client’s business and our experience with the client. Our human resources staff also visits our clients as needed. We maintain a call center, which we call our Customer Care Department, at our headquarters to respond to general questions from both clients and their worksite employees and fulfill service requests or route requests that they cannot fulfill to the appropriate subject matter expert. Each client is assigned a payroll technician that works closely with the client on an ongoing basis. Clients also have regular direct contact by telephone and email with our benefits and human resources staff. We track client interactions across all departments through our customer relationship management software.

Customers

Our customer base consists of 825 clients, representing approximately 37,000 worksite employees as of June 30, 2007. Our clients have an average of 45 employees and are broadly distributed across a wide variety of industries and geographies. As of June 30, 2007, we had customers in industries representing more than 500 Standard Industrial Classification (SIC) codes, and no more than 4.3% of gross billings were from customers classified in any one SIC code. Our client distribution by major SIC code industry grouping, as a percentage of gross billings for the twelve months ended June 30, 2007, was as follows:

Services	31.5%
Manufacturing	14.1%
Construction	13.4%
Retail Trade	12.0%
Finance, Insurance & Real Estate	9.9%
Wholesale Trade	7.7%
Agriculture, Forestry & Fishing	5.6%
Transportation, Communication & Utilities	4.1%
Other	1.7%

We attempt to maintain diversity within our client base to lower our exposure to downturns or volatility in any particular industry or geographic location. None of our clients represented more than 2.4% of our gross billings during 2006.

Our client retention record reflects that a high percentage of our clients remain with us from year to year. During 2004, 2005 and 2006, our client retention rate was 75%, 75% and 77%, respectively. We calculate our client retention rate by dividing the number of clients we have at the end of the period by the sum of the number of clients we had at the beginning of the period plus the number of clients we added during the period. Client attrition is attributable to a variety of factors, and it can be difficult to ascertain the reasons we lose clients other than those we elect to terminate. We believe that the primary factors affecting client attrition include price (including price increases we propose based on our analysis of a client’s historic profitability), business failure or downsizing and the sale of the business.

Proprietary Technology

We have developed a proprietary information technology infrastructure that is able to handle payroll and human resources processing requirements for our clients’ worksite employees, respond to our administrative and management information needs and provide productivity enhancement tools for our entire organization. We use commercially available software for standard business functions such as finance, accounting and customer relationship management. However, to manage data relating to worksite employee enrollment, human resources management, benefits administration and payroll processing, we have developed proprietary information systems, including a payroll processing system that allows us to produce and deliver hundreds of payrolls daily. We have also developed a proprietary pricing tool that analyzes data from multiple sources to permit us to evaluate profitability and effectively price our solution for each client. Our information technology group has also developed a proprietary information reporting system that continuously tracks multiple measures of each client’s performance on a product by product basis. This system allows us to generate a management profitability report for each client and is integrated with our general ledger.

We used Informix, a relational database and program development language, and Java, an object-oriented program development language, to develop our software. We designed our software to provide a high volume of services utilizing a combination of online and batch processing facilities. Our software is designed to be scalable and we can easily expand to handle additional processing needs with minimal incremental effort. Our clients access the system through an internet portal we have engineered to maximize both the quality of our services and the efficiency with which they are delivered.

Our primary information processing facility is located at our corporate headquarters in Charlotte, North Carolina. We have a disaster recovery site in our Atlanta, Georgia office. Our disaster recovery facility is capable of handling all of our operations for a short period of time. We test our disaster recovery system every 90 days. Both our Charlotte and Atlanta facilities have the capability to print client deliverables remotely to 14 of our offices. If necessary, we send client deliverables by overnight courier to the four offices to which we cannot currently print remotely.

Our principal computing platform is Intel-based Dell servers running Redhat Linux. We use six Dell servers at our Charlotte facility and four Dell servers at our disaster recovery site in Atlanta. These facilities are linked by a metro Ethernet utilizing dedicated telecommunications facilities. The Dell servers are also connected by local area networks to more than 130 Dell PC workstations. Our offices are equipped with more than 120 Dell PC workstations and are linked to our Charlotte and Atlanta facilities through a wide area network through public telecommunications facilities.

As of June 30, 2007, we had 25 internal employees in our information technology group, a majority of whom are engaged in portal and information systems development. We also maintain relationships with several third party vendors with whom we work from time to time on specific development projects.

Competition

In order to expand our client base, we must convince potential clients to outsource their human resources function to a single third-party provider. As such, we compete with prospective clients’ internal solutions and with companies that provide transaction-specific services, such as payroll or benefits administration, employment tax accounting or insurance brokerage services. For prospective clients who already outsource a substantial portion of their human resources function or are considering doing so, we compete with other PEOs. For some of our larger prospective clients, our competitors also include human resources consulting or outsourcing firms.

We believe the primary factors that prospective clients evaluate in choosing a human resources outsourcing solution are the quality of the service offering, the value that a vendor adds to the service offering through its client service relationship and price. We believe that the breadth and quality of our bundled suite of human resources services and the risk management, loss control and other consulting services we provide through regular client interaction as part of delivering our suite of services differentiates us from our competitors.

Industry Regulation

General

Numerous federal, state and local laws and regulations relating to payroll practices, benefits administration, workers’ compensation, employment practices and data privacy affect our operations. Many of these laws and regulations were enacted prior to the development of the PEO industry, which differs significantly from traditional models of employment and outsourcing. As a result, many of these legal requirements do not specifically address the obligations and responsibilities of a PEO.

State Regulation

Thirty-four states, including six states where we have offices (Florida, Texas, North Carolina, Tennessee, Arizona and Illinois) currently have statutes or regulations that include licensing or registration for PEOs. All states have regulatory requirements that affect PEOs. State regulation of PEOs generally falls into the following categories:

•	Provisions that affect PEOs with respect to specific matters such as workers’ compensation or unemployment compensation contained within the laws and regulations relating to such matters;

•	Requirements that PEOs register with the state and regularly report certain matters such as their insurance and financial arrangements; and

•	Licensing statutes that require PEOs to obtain permission to operate within the state.

Several state licensing statutes also require agency approval of a PEO’s “controlling persons” (generally, high ranking officers within the PEO who have the ability to direct the PEO’s policies).

We are licensed or registered in each jurisdiction in which our activities require licensure or registration. Licensure criteria generally require us to satisfy specific financial requirements (which may include posting bonds or letters of credit to secure tax obligations), demonstrate the existence of compliant workers’ compensation coverage and verify that specified benefits and service agreement terms are issued in accordance with the requirements of the jurisdiction. Many licensing jurisdictions require that health benefits be offered on a fully insured basis, and we comply with this requirement in applicable jurisdictions. Licensing statutes may also require that we contractually undertake to pay the wages of worksite employees and taxes thereon without regard to the adequacy of payment by the client. We comply with such requirements where applicable.

Where licensure of controlling persons is required, it generally entails demonstrating that controlling persons have adequate knowledge and experience and those persons have passed background checks performed by a government agency. Our controlling persons (as defined by applicable law) are licensed where required.

Employment Taxes

We report and pay federal employment taxes under the Federal Income Contribution Act, or FICA, and the Federal Unemployment Tax Act, or FUTA. We also withhold, report and pay federal income taxes as required by the Internal Revenue Code of 1986, as amended. Under the Internal Revenue Code, employers have the obligation to withhold and remit the employer portion and, where applicable, the employee portion of these taxes.

We have historically withheld, reported and paid these taxes under our federal employer identification number, as we understand other PEOs have done, and the Internal Revenue Service has not objected to this practice to date. However, there remains a question of whether we are the “employer” of our clients’ worksite employees for purposes of the applicable provisions of the Internal Revenue Code. Internal Revenue Code Section 3401(d)(1), which applies to federal income tax withholding requirements, contains an exception to the general common law test applied to determine whether an entity is an “employer” for purposes of federal income tax withholding. The courts have extended this common law employer exception to apply for both FICA and FUTA tax purposes. Internal Revenue Code Section 3401(d)(1) states that if the person for whom services are rendered does not have control of the payment of wages, the “employer” for this purpose is the person having control of the payment of wages. The Treasury Regulations issued under Internal Revenue Code Section 3401(d)(1) state that a third party can be deemed to be the employer of workers under this section for income tax withholding purposes where the person for whom services are rendered does not have legal control of the payment of wages. Although several courts have examined Internal Revenue Code Section 3401(d)(1) with regard to PEOs, its ultimate scope has not been delineated. Moreover, the Internal Revenue Service has, to date, relied extensively on the common law test of employment in determining liability for failure to comply with federal income tax withholding requirements.

Accordingly, while we believe that we can assume the withholding obligations for client worksite employees, if we fail to meet these obligations, the client may be held jointly and severally liable. While this interpretive issue has not, to our knowledge, discouraged clients from utilizing our services, there can be no assurance that a definitive adverse resolution of this issue would not do so in the future. However, we believe that we will be able to accommodate any change in the interpretation of these provisions without such adverse effect because the financial impact on our clients would be nominal as the tax rate would remain the same whether paid under our account or our clients’ accounts.

States differ in their treatment of PEOs for purposes of their state unemployment compensation tax acts, commonly referred to as “SUTA.” Some states, including Florida and Texas, mandate that SUTA taxes on wages paid by PEOs must be paid to the account of the PEO at a rate calculated by treating the PEO as an employer and taking into account its collective claims experience and payroll. Other states, including California under specified circumstances, permit PEOs to report to the SUTA accounts of clients at the rates applicable to each client respectively. We believe that we comply with the laws of each state in this regard. However, as a result of uncertainty and inconsistency in the interpretation and application of many of these laws and regulations, from time to time we have had disagreements with regulatory agencies in various states responsible for administering SUTA, some of which have resulted in administrative proceedings between a state agency and us.

Benefit Plans

Employee health and welfare plans, including our medical, health, 401(k) and other benefit plans, are regulated at the federal level primarily by the Employee Retirement Income Security Act, which is commonly referred to as ERISA. ERISA does not specifically address PEOs. Courts have generally held, however, that for ERISA purposes the common law definition of “employer” will apply. Under this standard, it is not clear whether a PEO would qualify as an employer, but a PEO’s clients clearly would. This understanding influences the structure and treatment of our benefit plans.

Although we have not obtained any ruling from the United States Department of Labor, the department has consistently expressed the view that PEO-sponsored health and welfare benefit plans are multiple employer welfare arrangements, and we operate our health benefits in accordance with this understanding. One of the implications of a plan being treated as a multiple employer welfare arrangement is that it is subject to the insurance regulation of each jurisdiction in which it operates. While not all states have chosen to exercise authority over PEO health and welfare benefit plans, many have. We comply with the requirements of each state accordingly, including by offering health benefits on a fully insured basis in several states including Florida, Texas and California, our three highest revenue-producing states.

In 2002, the Internal Revenue Service mandated that PEOs structure their 401(k) plans as multiple employer plans. Our predecessor complied with this directive by instituting a multiple employer 401(k) plan and dissolving its pre-existing single employer 401(k) plan. Our current plan has received a favorable determination letter from the IRS.

Miscellaneous

The ambiguity of a PEO’s employer status creates uncertainty as to how some laws and common law principles apply in the PEO context. In general, absent a statutory definition to the contrary, the common law definition of employer is used, and the client rather than the PEO is typically found to be a common law employer rendering it liable for adverse employment actions against worksite employees (such as failure to pay wages in accordance with law, wrongful termination, discrimination and harassment) and wrongful actions by worksite employees (such as negligence), as well as regulatory violations (such as failure to comply with immigration law with respect to hiring of employees or failure to comply with the Worker Adjustment and Retraining Act in the event of a client worksite closure). However, there is a risk that a court, administrative agency or other tribunal could attempt to assess liability to a PEO as an employer or joint employer. While our service agreement attempts to address these risks by making clear that the client is responsible for these matters and providing that we are to be indemnified by the client for them, subject to cost-sharing arrangements if applicable under our employment practices liability insurance, we may ultimately be held responsible for these matters.

Facilities

We conduct our operations from our approximately 28,500 square foot corporate headquarters in Charlotte, North Carolina, which we believe is adequate for our current operations and our planned growth. This leased facility houses executive offices, a data-processing center, training facilities, our call center and all other corporate and back office functions. The lease will expire in December 2010 and we have a five-year renewal option.

As of September 30, 2007, we also leased 16 other offices in Arizona, California, Florida, Georgia, Illinois, New Jersey, Tennessee and Texas in addition to an office in Maine that serves our IT needs. We believe that these office leases, which generally have terms ranging from one to five years, can be renewed on acceptable terms or that other comparable space can be located upon the expiration of any branch office lease without significant additional cost to us. We believe that these facilities are adequate for our current operations and that we will be able to locate comparable space as our operations continue to expand on terms acceptable to us.

Employees

We had 242 internal employees as of June 30, 2007, including 66 employees in sales and marketing, 50 in payroll processing, 32 in client services, 25 in information technology, 23 in executive, finance and legal positions, 16 in risk management, 12 in our call center, 10 in benefits administration and 8 in human resources. None of our corporate office and sales employees is represented by a labor union. We consider our relationship with our employees to be good.

Legal Proceedings

We have certain contingent liabilities resulting from litigation and claims incident in the ordinary course of business, all of which are being defended vigorously. We believe that the probable resolution of such contingencies will not materially affect our financial position or results of operations. However, the defense and settlement of these claims may impact the future availability of, and retention amounts and cost to us for, applicable insurance coverage.

We are a plaintiff in a federal lawsuit against one of our former workers’ compensation insurance carriers, contending that the former carrier failed to honor a commitment to provide workers’ compensation coverage at agreed rates for the final ten months of a three-year agreement. The former carrier counterclaimed for additional premium. The case was tried and on March 21, 2006 the jury returned a verdict awarding us approximately $7.9 million in damages and an additional $2.6 million in prejudgment interest on our claims and awarding the former carrier approximately $0.6 million and an additional $0.15 million in prejudgment interest on its counterclaims; judgment was entered accordingly. In March 2007, the former carrier filed an appeal. As of December 31, 2006, no asset or liability has been recorded in the financial statements because the final outcome is uncertain. We have agreed to pay 33.9% of any proceeds we receive in this action, after deducting any amounts we may be required to pay our former carrier on its counterclaim and our fees and expenses, including the contingent legal fee we have agreed to pay, to specified current or former members of our management team. Of this amount, 15.5% will be paid to former members of our management team and 18.4% will be paid to current members of our management team. See “Compensation Discussion and Analysis — Executive Compensation.” Prior to completion of this offering, we anticipate distributing to our current stockholders the right to receive any amounts we ultimately receive in this matter, after deducting all fees and expenses relating to the matter and any amounts that we pay our current or former management and that we may be required to pay the former carrier on its counterclaim.

MANAGEMENT

Directors and Executive Officers

Our directors and executive officers and their ages as of September 30, 2007 were as follows:

Name	Age	Positions

Carl W. Guidice, Jr.	47	President, Chief Executive Officer and Director
Anthony M. Danon	42	Chief Operating Officer and Director
Michael W. Willson	50	Chief Financial Officer, Treasurer and Secretary
Gilbert E. Aleman	41	Executive Vice President, Sales and Marketing
Kerim Fidel	39	General Counsel
Marc A. Utay(1)(2)	47	Chairman of the Board and Director
Eric D. Kogan(3)	44	Director
Jonathan M. Haas(1)(2)(3)	36	Director
Alexander E. Fisher(1)(2)(3)	66	Director

(1)	Member of the Governance and Nominating Committee

(2)	Member of the Compensation Committee

(3)	Member of the Audit Committee

Because some of the individuals noted below have held various offices with us and Strategic Outsourcing, Inc., references in the following biographical descriptions to “SOI” refer to Strategic Outsourcing, Inc.

Carl W. Guidice, Jr. has served as our chief executive officer since August 2005, as our president since August 2007 and as one of our directors since July 2005. Between August 1998 and April 2000, Mr. Guidice served as our vice president of benefits, and between April 2000 and August 2005, he served as our chief operating officer. Between December 1996 and July 1998, Mr. Guidice served as vice president of operations for Vincam Managed Services Division, The Vincam Group, Inc., a large national PEO. Between July 1995 and December 1996, Mr. Guidice served as director of claims and operations for Riscorp, Inc., a property and casualty insurance company. Between April 1991 and July 1995, Mr. Guidice served as director of operations and assistant controller for Southeast Florida Division of Progressive Insurance Company.

Anthony M. Danon has served as our chief operating officer and as one of our directors since August 2005 and previously served as our chief financial officer from June 1999 to August 2000. From August 2000 to August 2005, Mr. Danon served as chief financial officer of Wirestone, LLC, a consolidator of technology solutions consulting firms. Between May 1995 and June 1999, Mr. Danon served as vice president — finance of Gevity HR, Inc., a national PEO. Between June 1991 and May 1995, Mr. Danon served as an auditor and consultant for Deloitte & Touche, LLP.

Michael W. Willson has served as our chief financial officer and secretary since October 2001, and as our treasurer since August 2007. From December 1999 until joining the Company, Mr. Willson served as chief financial officer of Ferguson Box Company. Between November 1996 and December 1999, Mr. Willson served as chief financial officer of Creative Carton Corporation/Rapid Packaging. Between December 1993 and November 1996, he served as vice president of finance and administration for Bill Hicks & Co., Inc. Between November 1989 and December 1993, he served as vice president of finance and administration for Fournier Furniture Inc. Mr. Willson is a certified public accountant.

Gilbert E. Aleman has served as our executive vice president, sales and marketing, since August 2007. Mr. Aleman served SOI as its president and sales manager from August 2005 until August 2007, its executive vice president, sales and marketing from December 2003 until August 2005 and its vice president of national sales from December 1996 until December 2003. From March 1992 until December 1996, he was a sales manager, national business for Paychex/National Business Solutions, a human resources outsourcing firm.

Kerim Fidel has served as our general counsel since August 2000. Between October 1995 and August 2000, Mr. Fidel served as corporate counsel to T.T.C., Illinois, Inc., a national PEO.

Marc A. Utay has served as the chairman of our board of directors and as one of our directors since July 2005. He also served as our president from July 2005 until August 2007. Mr. Utay has been the managing partner of Clarion Capital Partners LLC, a private equity investment firm, since its founding in October 1999. Mr. Utay served as a managing director of Wasserstein Perella & Co., Inc. from May 1993 to October 1999, where he also served on the policy committee. Mr. Utay is also a director of IMAX Corporation and P&F Industries, Inc., a tool and hardware importer and manufacturer.

Eric D. Kogan has served as one of our directors since July 2005. He also served as our vice president and secretary from July 2005 until August 2007. Mr. Kogan has been a partner of Clarion Capital Partners LLC since April 2002. From April 1993 until April 2002, Mr. Kogan served in various senior management positions with Triarc Companies, Inc., most recently as executive vice president of corporate development.

Jonathan M. Haas has served as one of our directors since July 2005. He also served as our vice president and treasurer from July 2005 until August 2007. Mr. Haas has been a principal of Clarion Capital Partners LLC since 2000. From 1998 until 2000, Mr. Haas was an associate in the investment banking division of Credit Suisse.

Alexander E. Fisher has served as one of our directors since August 2005. Mr. Fisher co-founded Fisher Harris Shapiro, Inc., a risk management consulting firm, in January 1998 and has served as its president since that time. Mr. Fisher also co-founded International Amalgamated Group, Inc., an insurance and real estate services firm, in May 1997 and has served as its president since inception.

Board Composition

Our bylaws provide for a board of directors composed of five to eleven members, with the exact number of directors to be fixed by the board of directors. Our board of directors is divided into three classes with staggered three year terms. Set forth below is the year each director’s term will expire:

2008	2009	2010

Anthony M. Danon	Carl W. Guidice, Jr.	Alexander E Fisher
Jonathan M. Haas	Eric D. Kogan	Marc A. Utay

At each annual meeting of stockholders, the successors to directors whose terms then expire are elected to serve from the time of election and qualification until the third annual meeting following election and the election and qualification of their successors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class consists of one-third of the directors.

Board Independence and Phase In

We intend to adopt the definitions and the independence standards for directors provided in the rules published by the New York Stock Exchange (and exceptions to such standards as provided in the rules). In connection with the filing of this registration statement, our board of directors undertook a review of the independence of each director and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that Mr. Fisher is an “independent director” as defined under the rules of the New York Stock Exchange.

Although our board of directors is not currently comprised of a majority of independent directors, a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent committee requirements set forth under the rules of the New York Stock Exchange on the same schedule as it is permitted to phase in its compliance with the independent audit committee requirement pursuant to SEC Rule 10-A-3(b)(1)(iv)(A). Under those rules, our board of directors would be required to consist of a majority of independent members within one year of listing. In addition, our audit, compensation and nominating and governance committees would be required to consist of a majority of independent directors within 90 days of listing and must consist exclusively of independent directors within one year of listing. We will seek to find suitable additional independent members for our board and its committees following the offering during the periods permitted by the rules, and will continue to evaluate our compliance with these criteria over time. To the extent we determine necessary, we will seek to appoint or nominate for election by the stockholders additional independent directors. However, if we are unable to identify and elect suitable additional independent members for our board or its compensation or nominating and governance committees within the periods permitted by the rules, we may rely upon the “controlled company” exception to these rules. Under the rules, a company of which more than 50% of the voting power is held by an individual, group or another company is considered a controlled company. The requirements that a majority of a company’s directors and all of the members of its compensation and nominating committees be independent within the meaning of the rules do not apply to controlled companies. All members of a controlled company’s audit committee, however, must satisfy the independence criteria within the time periods noted above. Because of the beneficial ownership by our sponsor following completion of this offering, we will be a controlled company within the meaning of these rules.

Board Committees

Our board of directors has the authority to appoint committees to perform certain management and administrative functions. Currently, our board of directors has appointed an audit committee, a compensation committee and a governance and nominating committee. The composition and primary responsibilities of each committee are described below.

Audit Committee

The audit committee consists of Messrs. Kogan, Fisher and Haas. Mr. Kogan is the chairman of the audit committee. Our board of directors has determined that all members of our audit committee satisfy the financial literacy requirements of the New York Stock Exchange. Our board of directors has also determined that only Mr. Fisher satisfies the independence standards. As noted above, we will find suitable replacements for Messrs. Kogan and Haas following the offering during the periods permitted by the rules. Our board of directors has also determined that Mr. Fisher is an audit committee “financial expert” as defined by the rules and regulations of the SEC and any similar requirements of the New York Stock Exchange. The functions of the audit committee include:

•	meeting with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;

•	appointing the independent auditors, determining the compensation of the independent auditors and pre-approving the engagement of the independent auditors for audit or non-audit services;

•	having oversight of our independent auditors, including reviewing the independence and quality control procedures and the experience and qualifications of our independent auditors’ senior personnel that are providing us audit services;

•	meeting with the independent auditors and reviewing the scope and significant findings of the audits performed by them, and meeting with management and internal financial personnel regarding these matters;

•	reviewing our financing plans, the adequacy and sufficiency of our financial and accounting controls, practices and procedures, the activities and recommendations of our auditors and our reporting policies and practices, and reporting recommendations to our full board of directors for approval;

•	establishing procedures for the receipt, retention and treatment of complaints regarding internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

•	following the completion of this offering, preparing the reports required by the rules of the SEC to be included in our annual proxy statement.

Each of our independent auditors and our financial personnel will have regular private meetings with the audit committee and will have unrestricted access to the audit committee.

Compensation Committee

The compensation committee consists of Messrs. Utay, Fisher and Haas. Mr. Utay is the chairman of the compensation committee. The functions of the compensation committee include:

•	establishing overall employee compensation policies and recommending to our board major compensation programs;

•	reviewing and approving the compensation of our corporate officers and directors, including salary and bonus awards;

•	administering our various employee benefit, pension and equity incentive programs;

•	reviewing executive officer and director indemnification and insurance matters; and

•	following the completion of this offering, preparing an annual report on executive compensation for inclusion in our proxy statement.

Our board of directors has determined that only Mr. Fisher meets the requirements for independence of the New York Stock Exchange. As noted above, we intend to find suitable replacements for Messrs. Utay and Haas following the offering during the periods permitted by the rules. However, if we are unable to do so, we will rely upon the controlled company exception to the independence requirements of the rules.

Governance and Nominating Committee

The governance and nominating committee consists of Messrs. Utay, Fisher and Haas. Mr. Utay is the chairman of the governance and nominating committee. The functions of our governance and nominating committee include:

•	reviewing and recommending nominees for election as directors;

•	assessing the performance of the board of directors;

•	developing guidelines for the composition of the board of directors;

•	overseeing all aspects of our corporate governance on behalf of the board of directors; and

•	making recommendations to the board of directors regarding corporate governance issues.

Our board of directors has determined that only Mr. Fisher meets the independence requirements of the New York Stock Exchange. As noted above, we intend to find suitable replacements for Messrs. Utay and Haas following the offering during the period permitted by the rules. However, if we are unable to do so, we will rely upon the controlled company exception to the independence requirements of the rules.

Director Compensation

Prior to completion of this offering, we anticipate reviewing and modifying our compensation package for outside directors and how we define an outside director. Currently, our officers and any employees, officers, directors, partners, principals and affiliates of our sponsor, Clarion Capital Partners LLC, who serve as directors are not compensated for serving as our directors. Each other director, whom we call outside directors, receives an annual retainer of $10,000 for services as director and $1,500 per meeting attended. Upon initial election, each outside director will receive a one-time equity award of           stock options, which vest in three equal consecutive annual installments and have an exercise price equal to the fair market value of the common stock on the grant date. In addition, all directors are reimbursed for their expenses incurred in attending meetings.

The following table sets forth a summary of the compensation we paid in 2006 to our directors other than Messrs. Guidice and Danon.

	Fees Earned or	Option
Name	Paid in Cash ($)	Awards ($)	Total ($)

Alexander E. Fisher	$16,000	$11,818	$27,818
Jonathan M. Haas	$0	$0	$0
Eric D. Kogan	$0	$0	$0
Marc A. Utay	$0	$0	$0

Code of Ethics for Senior Officers

We have adopted a Code of Ethics for our chief executive officer and our other senior financial officers, including our chief financial officer, treasurer and controller. We will provide a copy of the code of ethics to any person upon request without charge. Any such request should include the name and mailing address of the person making the request, which should be directed to:

SOI Holdings, Inc.
5260 Parkway Plaza Boulevard, Suite 140
Charlotte, NC 28217
Attn: General Counsel

COMPENSATION DISCUSSION AND ANALYSIS

Executive Compensation

Objectives of Our Compensation Program

We designed our compensation program to allow us to attract, motivate and encourage the long-term retention of our key employees, including our named executive officers. We believe that the performance of each person in our entire organization affects our ability to achieve our overall performance objectives. We seek to incentivize all of our employees, but more particularly our named executive officers, both to achieve our annual performance objectives and to enhance our longer-term stockholders value.

To accomplish these objectives, we focus on performance by rewarding all our employees based on both their individual accomplishments and our overall performance. We provide base salaries that we believe are competitive within our industry. We also seek to align the interests of our management with the interests of our stockholders by providing equity-based compensation.

Elements of Our Compensation Program

Our compensation program for our named executive officers contains four primary components:

•	base salary;

•	incentive compensation based on an established annual financial performance target;

•	discretionary bonuses based on both individual performance and our financial performance; and

•	equity-based compensation.

When our sponsor acquired control of us in August 2005, our compensation committee reviewed the employment agreements to which our named executive officers other than Mr. Fidel had been parties. The committee also reviewed our performance and the performance of those four named executive officers over the preceding years. The committee analyzed the compensation arrangements of our two largest competitors based on publicly available information. Based on this review, the committee decided to establish a three-year compensation program for those four named executive officers through employment agreements that extended for three years. These agreements provided for base salaries that represented increases from their previous salaries and, for our chief executive officer and chief operating officer, provided for annual increases in the second and third years. The compensation committee did not provide for automatic adjustments to the base salaries for Messrs. Willson and Aleman, electing instead to consider increases in their base salaries periodically based on our and their performance. The agreements continued the non-equity based incentive compensation program, which we call our management incentive plan, with the identical bonus opportunities as a percentage of those named executive officers’ base salaries. The committee also set Mr. Fidel’s base salary and, as with Messrs. Willson and Aleman, determined to consider adjustments to his salary periodically based on our and his performance. Mr. Fidel had not previously participated in our management incentive plan, and the committee decided that the management incentive plan would continue to apply only to the other four named executive officers.

As part of the acquisition by our sponsor, each of our named executive officers purchased shares of our capital stock. For a summary of these purchases, see “Certain Relationships and Related Transactions.” Our compensation committee considered these equity investments and granted stock options to our management team, including each of our named executive officers. The committee intended that these stock options would represent the equity-based compensation component of our named executive officers’ compensation for the three-year period following the acquisition by our sponsor.

As the three-year term of our current compensation arrangements nears its end, our compensation committee anticipates that it will retain a compensation consultant to assist it in establishing future compensation arrangements that will allow us to continue to meet the objectives outlined above.

Base Salary.  For 2006, the base salaries for four of our named executive officers were maintained in accordance with their employment agreements, and Mr. Fidel’s base salary was maintained at his prior level, in each case consistent with our three-year compensation program. We believe competitive base salaries are critical to attracting and retaining performance-oriented executive officers.

Management Incentive Plan.  Our management incentive plan provides four of our named executive officers with an opportunity to earn additional compensation based on our financial performance. Under this plan, each participant has a bonus opportunity calculated as a percentage of his base salary as of the end of the year. The performance target under this plan is the projected EBITDA for the year as set forth in the business plan approved by our board of directors each year. For purposes of calculating the extent to which the performance target is achieved, our compensation committee calculates EBITDA consistently with how we calculate it for purposes of measuring our compliance with various covenants under our credit agreement. As a result, the committee will adjust actual EBITDA for factors such as non-cash charges for stock options and similar equity awards, extraordinary gains and losses, fees and expenses we pay under our management agreement and other specified items.

We do not pay any compensation under this plan unless we achieve at least 80% of our performance target. If we achieve 100% of our performance target, each participant receives 100% of his bonus opportunity. We pro rate the amounts payable if we achieve between 80% and 100% of our performance target on a straight line basis. If, for example, we achieve 90% of our performance target, each participant receives 50% of his bonus opportunity. Each participant is also entitled to receive a multiple of his bonus opportunity if we exceed our performance target on the same pro rated basis. As a result, for every 1% by which we exceed our performance target, a participant is entitled to receive an additional 5% of his bonus opportunity. We do not place any limitations on the amount a participant may receive under this plan.

The business plan our board of directors approves annually contains financial performance goals that we believe will be reasonably attainable based on information available to our directors and management at the time the plan is approved. As a result, we expect that the participants in the management incentive plan will normally receive some payments under the plan because these payments begin on a sliding scale if we achieve at least 80% of our performance target. We generally anticipate that the participants will become entitled to 100% of their bonus opportunity under the plan if they and we perform to the level we anticipate being able to do, and we include these amounts in our business plan each year.

Great Game of Business Bonus Plan.  Our Great Game of Business bonus plan provides a performance incentive for all of our employees at our headquarters who have worked with us for at least 90 days other than those who are eligible for sales or client services commissions. Under this plan, in which our named executive officers other than Mr. Aleman participate, participants are eligible for quarterly bonus payments based on the extent to which we achieve the projected cumulative EBITDA through the end of each fiscal quarter as set forth in the business plan approved by our board of directors each year. For purposes of this plan, EBITDA is calculated in the same manner as it is calculated under our management incentive plan.

Our hourly employees have a bonus opportunity of 3.6% of their compensation and our salaried employees, including the named executive officers who participate in the plan, have a bonus opportunity of 4.8% of their compensation, in each case based on their respective compensation as of the end of the quarterly period for which any bonus payment is calculated. We do not pay any compensation under this plan with respect to a quarterly period unless we achieve at least 80% of our cumulative year-to-date performance target through the end of the period. If we achieve 100% of our year-to-date performance target through the end of a fiscal quarter, each participant receives 100% of the applicable portion of his bonus opportunity for that fiscal quarter as outlined below. We pro rate the amounts payable if we achieve between 80% and 100% of our year-to-date performance target through the end of any fiscal quarter on a straight line basis. If, for example, we achieve 90% of our year-to-date performance target through the end of a fiscal quarter, each participant receives 50% of the applicable portion of his bonus opportunity for that fiscal quarter as outlined below. For the first fiscal quarter of each year, participants are eligible to receive bonuses of up to 10% of their bonus opportunities. For the second, third and fourth quarters of each year, participants are eligible to receive bonuses of up to 30%, 60% and 100% of their bonus opportunities, in each case less any amounts previously paid under the plan for the year. We do not require any participant to return any payments made under the plan even if a subsequent quarterly calculation of the bonus payable under the plan would provide for a bonus payment that is less than the aggregate payments previously made to a participant. Participants are also not eligible to receive any amount in excess of the applicable portion of their bonus opportunity for each quarter, regardless of whether we exceed the performance target.

Our management reserves the right in its discretion to determine that any otherwise eligible employee is not eligible to participate in the plan at any time and for all or any portion of a fiscal year. The business plan our board of directors approves annually contains financial performance goals that we believe will be reasonably attainable based on information available to our directors and management at the time the plan is approved. As a result, subject to any decision our management may make to render ineligible any otherwise eligible employee from participation in the plan, we expect that the participants in the Great Game of Business plan will normally receive some payments under the plan because these payments begin on a sliding scale if we achieve at least 80% of our year-to-date performance target for each quarter. We generally anticipate that the participants will receive 100% of their bonus opportunity under the plan if they and we perform to the level we anticipate being able to do, and we include these amounts in our business plan each year.

Equity Compensation.  We believe it is important that our management, including our named executive officers, maintain an appropriate ownership level of our common stock. By aligning the interests of our management and our stockholders, ownership of our common stock can be an effective mechanism for building long-term stockholder value. Our compensation committee approved grants of options to purchase shares of our common stock to our named executive officers at the time of the acquisition by our sponsor in August 2005. These options, combined with the direct equity investment by our named executive officers, were intended to provide what our compensation committee believed to be an appropriate equity-based compensation incentive for the three-year period following the acquisition by our sponsor. Our equity incentive plan authorizes the committee to award stock options, restricted stock, stock appreciation rights and other forms of equity-based compensation. We anticipate that periodic awards under this plan will continue to be an important component of each named executive officer’s compensation.

Discretionary Bonus.  Because we firmly believe that the success we are able to achieve is a result of the efforts of each member of our organization, our compensation committee annually reviews recommendations from our chief executive officer regarding discretionary bonuses to be paid at all levels of our organization. These bonuses, which may also be payable to our named executive officers who participate in our management incentive plan, are based primarily on our overall financial performance but are also based on individual or departmental performance over the course of the year. Our compensation committee does not establish particular goals or objectives for the individual or departmental performance aspects of these bonuses. Instead, the committee makes its decision with respect to these discretionary bonuses based on management recommendations, culminating in a series of recommendations from our chief executive officer, and its own assessment of the performance of our more senior managers, including our named executive officers.

Other Benefits.  Our named executive officers also participate in benefit programs that are generally available to all of our internal employees, subject in some cases to specified eligibility criteria. After a 90-day service period, all of our internal employees are eligible to participate in our 401(k) plan, a tax qualified retirement savings plan under which participants may contribute a portion of their annual wages subject to the limit as prescribed by the Internal Revenue Service. We match 100% of the first 6% of annual wages that each employee contributes to the 401(k) plan, and these matching contributions vest 100% once the participant completes three years of service with us. The four named executive officers with whom we have employment agreements are entitled to receive severance payments upon termination of their employment under specified circumstances. See “— Potential Payments Upon Termination or Change of Control” for a description of those benefits. We also provide a whole life insurance policy for Mr. Guidice with a face amount of $250,000, for which we pay the premiums. We have agreed with specified members of our management team, including four of our named executive officers, to pay them 18.4% of any proceeds we receive in the litigation against one of our former workers’ compensation insurance carriers, after deducting any amounts we may be required to pay the carrier on its counterclaim and our fees and expenses, including the contingent legal fee we have agreed to pay. For more information about this litigation, see “Business — Legal Proceedings.”

Summary Compensation Table

The following table sets forth certain information concerning the compensation paid to the Company’s chief executive officer, chief financial officer and our three other executive officers, to whom we refer collectively as our named executive officers, for the year ended December 31, 2006:

					Non-Equity
				Option	Incentive Plan	All Other
		Salary	Bonus	Awards	Compensation	Compensation	Total
Name and Principal Position	Year	($)	($)	($)(1)	($)	($)(2)	($)

Carl W. Guidice, Jr.	2006	$335,424	$284,361	$165,458	$246,174	$15,018	$1,046,435
President and Chief Executive Officer
Michael W. Willson	2006	$201,301	$99,507	$70,910	$90,271	$13,200	$475,189
Chief Financial Officer
Anthony M. Danon	2006	$285,421	$243,746	$141,821	$210,955	$13,200	$895,143
Chief Operating Officer
Gilbert E. Aleman	2006	$251,257	$105,600	$70,910	$85,330	$13,200	$526,297
Executive Vice President, Sales and Marketing
Kerim Fidel	2006	$144,249	$40,054	$16,546	$6,960	$11,773	$219,582
General Counsel

(1)	Reflects the dollar amount we recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006 in accordance with SFAS 123R, all of which relate to options granted in 2005.

(2)	Represents matching contributions we made for our named executive officers under our 401(k) plan and, for Mr. Guidice, $1,818 we paid as premiums for a life insurance policy.

Carl W. Guidice, Jr. earned a base salary of $325,000 through August 3, 2006 at which time it increased, in accordance with his employment agreement, to $350,000. It increased to $375,000 on August 3, 2007, also in accordance with his employment agreement. His bonus opportunity under our management incentive plan is 60% of his base salary. During 2006, we achieved 101.9% of our performance target and, as a result, Mr. Guidice received $229,734 under the plan for 2006. He also received $16,440 under our Great Game of Business bonus plan for 2006. Our compensation committee also awarded Mr. Guidice a $284,361 discretionary bonus based primarily on its evaluation of his contribution toward the management team’s continued development of our disciplined risk management platform that, it believed, provided a foundation for improved future financial performance. Mr. Guidice is entitled to receive 4.5% of the net proceeds, if any, of our claim against one of our former workers’ compensation insurance carriers.

Michael W. Willson earned a base salary of $195,000 through August 1, 2006, at which time the compensation committee increased his base salary to $210,000 based on his and our performance during 2005. The compensation committee further increased his base salary to $230,000 on August 1, 2007 based on his and our performance during 2006. Mr. Willson’s bonus opportunity under our management incentive plan is 35% of his base salary, which earned him a payment of $80,407 under the plan for 2006. He also received $9,864 under our Great Game of Business bonus plan for 2006. Our compensation committee also awarded Mr. Willson a $99,507 discretionary bonus based primarily on its evaluation of his contribution to the management team’s continued development of our disciplined risk management platform. Mr. Willson is entitled to receive 2.5% of the net proceeds, if any, of our claim against one of our former workers’ compensation insurance carriers.

Anthony M. Danon earned a base salary of $275,000 through August 3, 2006, at which time it increased, in accordance with his employment agreement, to $300,000. It increased to $325,000 on August 3, 2007, also in accordance with his employment agreement. His bonus opportunity under our management incentive plan is 60% of his base salary, which earned him a payment of $196,915 for 2006. He also received $14,040 under our Great Game of Business bonus plan for 2006. Our compensation committee also awarded Mr. Danon a $243,746 discretionary bonus based primarily on its evaluation of his contribution to the management team’s continued development of our disciplined risk management platform.

Gilbert Aleman earned a base salary of $245,000 through August 1, 2006, at which time the compensation committee increased his base salary to $260,000 based on his and our performance during 2005. The compensation committee further increased his base salary to $275,000 on February 1, 2007 based on his and our performance during 2006 and to $295,000 on August 1, 2007 based on his and our performance during the first six months of 2007. Mr. Aleman’s bonus opportunity under our management incentive plan is 30% of his base salary, which earned him a payment of $85,330 for 2006. Mr. Aleman does not participate in the Great Game of Business bonus plan. Our compensation committee also awarded Mr. Aleman a $105,600 discretionary bonus based primarily on its evaluation of his contribution to the management team’s continued development of our disciplined risk management platform. Mr. Aleman is entitled to receive 3.0% of the net proceeds, if any, of our claim against one of our former workers’ compensation insurance carriers.

Kerim Fidel earned a base salary of $135,600 through February 1, 2006, at which time the compensation committee increased his base salary to $145,000 based on his and our performance during 2005. The compensation committee further increased his base salary to $150,800 on February 1, 2007 based on his and our performance during 2006. Mr. Fidel does not participate in our management incentive plan. He received $6,960 under our Great Game of Business bonus plan. Our compensation committee awarded him a $40,054 discretionary bonus based primarily on our financial performance in 2006 and its evaluation of his contribution to the management team’s continued development of our disciplined risk management platform. Mr. Fidel is entitled to receive 3.0% of the net proceeds, if any, of our claim against one of our former workers’ compensation insurance carriers.

Plan Based Awards and Option Exercises

We did not grant any awards under any plan to any of our named executive officers during 2006 other than the non-equity based compensation paid in 2006 as described in the summary compensation table above. None of our named executive officers exercised any stock options during 2006.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information regarding equity awards granted to our named executive officers and outstanding as of December 31, 2006:

Option Awards
	Number of	Number of
	Securities Underlying	Securities Underlying	Option
	Unexercised	Unexercised	per Share		Option
	Options (#)	Options (#)	Exercise Price		Expiration
Name	Exercisable(1)	Unexercisable(1)	($)(1)		Date

Carl W. Guidice, Jr.	[3,500]	[7,000]	$	[0.74]	8/2/2015
Michael W. Willson	[1,500]	[3,000]	$	[0.74]	8/2/2015
Anthony M. Danon	[3,000]	[6,000]	$	[0.74]	8/2/2015
Gilbert E. Aleman	[1,500]	[3,000]	$	[0.74]	8/2/2015
Kerim Fidel	[350]	[700]	$	[0.74]	8/2/2015

(1)	Represents the number of shares of common stock subject to outstanding options, and the exercise price per share for those options, as of December 31, 2006, before giving effect to the stock split we anticipate implementing prior to the completion of this offering. In June 2007, we accelerated the exercisability of all outstanding options so that all of the options shown in the table above became exercisable in full and were subsequently exercised.

Potential Payments upon Termination or Change of Control

We have employment agreements with Messrs. Guidice, Danon, Willson and Aleman under which each of them is entitled to receive severance payments if we terminate their employment without cause or they terminate their employment for good reason. For this purpose, good reason means a reduction in base salary, a material reduction in benefits that is not applicable to all of our senior executives, a material reduction in employment responsibilities, position or title or relocation from the metropolitan area in which their office is located without their consent.

Mr. Guidice would be entitled to severance under the circumstances described above in an amount equal to the greater of one year’s base salary or the base salary he would have received through the initial term of his employment agreement, which will expire in August 2008. See “— Employment Agreements.” Messrs. Danon, Willson and Aleman would each be entitled to severance under the circumstances described above in an amount equal to one year’s base salary. Any such amounts are payable in installments in accordance with our normal payroll practices. However, if this payment schedule would not comply with Section 409A of the Internal Revenue Code, the first payment would be a lump sum payment equal to six months of the executive base salary and would be payable six months after termination of employment, with the balance being paid in installments thereafter in accordance with our normal payroll practices.

If we had terminated their employment without cause on December 31, 2006, or if they had terminated their employment with good reason on December 31, 2006, Messrs. Guidice, Danon, Willson and Aleman would have been entitled to receive severance payments payable as described above in the amount of $566,989, $300,000, $195,000 and $245,000, respectively.

Employment Agreements

We have entered into employment agreements with each of Messrs. Guidice, Danon, Willson and Aleman. The initial term of Mr. Guidice’s agreement will expire in August 2008 and will renew for two successive one-year periods unless either of us gives notice to the other of our intention not to renew prior to the expiration of the initial term or the first renewal term. The agreements with Messrs. Danon, Willson and Aleman will expire in August 2008. We and each of Messrs. Guidice, Danon, Willson and Aleman may also terminate the agreement at any time on 90 days prior notice. In addition, we may terminate the agreements for cause as defined in the agreement, while Messrs. Guidice, Danon, Willson and Aleman can terminate for good reason. See “— Potential Payments upon Termination or Change of Control.”

In addition to the salary, bonus and benefits described elsewhere herein, the agreements include noncompetition and nonsolicitation covenants that extend for two years after termination of employment. The noncompetition covenant prohibits the executive from competing with us in California, Florida, Texas and North Carolina. The agreements also contain customary confidentiality provisions.

Equity Incentive Plan

We have reserved           shares of our common stock for issuance under our Amended and Restated Omnibus 2005 Plan, which we call our equity incentive plan. Under the plan, our compensation committee may make awards to directors, employees and other individuals who provide services to us or with whom we have relationships.

Purpose.  Our equity incentive plan enables us to attract, recruit and retain valuable employees, strengthen our employees’, directors’ and consultants’ commitment to the us and promote an identity of interest between these employees, directors and consultants and our stockholders generally.

Administration.  Our compensation committee designates participants and determine what awards will be granted. The committee determines the number and type of shares, whether an award may be exercised in cash, shares of stock, other securities, other awards, or other property, or may be canceled, forfeited, or suspended. As plan administrator, the committee reconciles inconsistencies, corrects defaults or omissions in the plan. In its discretion, our board of directors may itself exercise the authority otherwise granted to the compensation committee under and with respect to the plan. The members of our compensation committee must be “non-employee directors,” as defined in Rule 16b-3(b)(3) promulgated under the Securities Exchange Act of 1934, as amended, upon the completion of this offering. They also must be “outside directors,” as defined in Treasury Regulation 1.162-27(e)(3).

Participants.  Persons eligible to receive awards under the plan are “eligible persons” who have received written notification from the compensation committee, or from a person designated by the committee, that they have been selected to participate in the plan. An “eligible person” is any individual regularly employed by us or our affiliates, any of our directors or directors of our affiliates or one of our consultants or advisors who is entitled to participate in an “employee benefit plan” as defined in title 17, section 230.405 of the Code of Federal Regulations.

Stock Options.  The plan allows for the granting of options to purchase our common stock, including options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code, as well as options that are not qualified stock options. The compensation committee determines the terms of options at the time the options are granted.

Upon an individual’s exercise of an option, we must first receive payment in full of the exercise price before any shares will be delivered to the option-holder. Options may be exercised by delivering a written notice to the compensation committee, together with payment of the option exercise price. This exercise price is payable in cash and/or shares of stock. If the exercise price is paid in shares of stock, those shares must be of the same class as the option shares and must be valued at their fair market value (measured at the time the option is exercised). Shares tendered as payment may not be subject to any pledge or other security interest and must meet any other requirements the committee determines is necessary to avoid adverse tax or accounting treatment.

The committee determines the option exercise price, which may not be less than 100% of the fair market value of the shares on the date the option grant was made. However, if an option holder owns more than 10% of the voting power of all classes of our stock, the exercise price cannot be less than 110% of the fair market value of the shares on the date the option grant was made.

If an option holder’s employment with us is terminated for any reason other than death or disability, that holder may exercise his/her options on the earlier of (i) the tenth anniversary of the date the options were granted, (ii) the option holder’s employment termination date if (x) we terminated the option holder’s employment for cause or (y) the option holder terminated his/her employment other than for good reason, (iii) sixty (60) days after the option holder’s employment termination date, if we terminated the holder’s employment without cause or if the holder terminated his/her employment for good reason; or (iv) through changes in our capital structure. Upon the death or disability of an option holder, options may be exercised by the option holder or his/her successor or estate within one year after the date of the termination of the option holder’s employment.

Options expire on the expiration date stated in the award agreement, although no option may be exercised later than 10 years from the date the grant was made. An incentive stock option granted to an optionee who owns more than 10% of the voting power of all classes of our stock may not have a term of more than five years. No option may be exercised by any person after the expiration of its term.

No option granted under the plan may be transferred other than by will or the laws of descent and distribution. During the option holder’s lifetime, each option may be exercised only by the holder or any permitted transferee.

Stock Appreciation Rights.  A stock appreciation right is the right to receive the appreciation in the fair market value of our common stock over the initial exercise price between the date of grant and the exercise date, for the number of shares of our common stock with respect to which the stock appreciation right is exercised. Upon the exercise of a stock appreciation right, we will pay to the participant an amount equal to the number of shares subject to the stock appreciation right multiplied by the excess, if any, of the fair market value of one share of our common stock on the exercise date over the strike price. We will pay this excess in cash, in shares of stock valued at fair market value, or any combination thereof, as determined by the committee. Fractional shares will be settled in cash. Each award of stock appreciation rights is evidenced by an award agreement specifying the terms and conditions of the award. The committee determines the strike price (which will not be less than the fair market value on the date of the grant) of stock appreciation rights, the vesting schedule and other terms and conditions of stock appreciation rights, including the number of shares granted pursuant to a stock appreciation right. After termination of service, a participant will be able to exercise the vested portion of his stock appreciation right for the period of time stated in the award agreement. In no event will a stock appreciation right be exercisable after the expiration of its term.

Restricted Stock and Restricted Stock Units.  Restricted stock and restricted stock units awards are awards of shares of our common stock that vest in accordance with terms and conditions established by the committee. The committee may impose whatever conditions to vesting it determines to be appropriate, including, if determined desirable for the award to qualify as “performance-based compensation” for purposes of Section 162(m) of the Internal Revenue Code, that the restricted stock or restricted stock units will vest based on the achievement of performance goals. Each award of restricted stock or restricted stock units is evidenced by an award agreement specifying the terms and conditions of the award. The committee will determine the number of shares of restricted stock granted to any participant. The committee will determine the extent, if any, to which, and the conditions under which, a holder of restricted stock shall have the right to vote such shares or received any dividends or other distributions paid on shares of our common stock.

Stock Bonuses.  The committee may issue unrestricted stock, or other awards denominated in stock, under the plan to eligible persons, alone or together with other awards, in such amounts and subject to such terms and conditions as the committee determines. A stock bonus award under the plan may be granted as, or in payment of, a bonus, or to provide incentives or recognize special achievements or contributions.

Change of Control.  In the event of any of the following: (1) we are merged or consolidated with another corporation or entity and, in connection therewith, consideration is received by our stockholders in a form other than stock or other equity interests of the surviving entity; (2) all or substantially all of our assets are acquired by another person; (3) our reorganization or liquidation; or (4) we enter into a written agreement to undergo an event described in clauses (1), (2) or (3) above, then the committee may, in its discretion and upon at least 10 days advance notice to the affected persons, cancel any outstanding awards and cause the holders to be paid, in cash or stock, or any combination thereof, the value of such awards based upon the price per share of stock received or to be received by our other stockholders.

Amendment and Termination.  The committee may terminate or amend the plan at any time, except that without stockholder approval the committee may not increase the maximum number of shares which may be issued under the plan, extend the maximum period during which any award may be exercised, extend the term of the plan, change the employees or classes of employees eligible to receive awards under the plan, change the minimum option price or approve any other amendment which would require stockholder approval under Treasury Regulations Section 1.162-27(e)(4)(vi). The termination or any modification or amendment of the plan shall not, without the consent of a participant, affect the participant’s rights under an award previously granted. The plan terminates upon the earlier of August 2, 2015 or the date on which all shares available for issuance under the plan shall have been issued pursuant to the exercise or cancellation of awards granted under the plan.

Adoption.  Our plan was first approved by our board of directors in July 2005 and our amended and restated plan was approved by our board of directors and by our stockholders in August 2007.

Compensation Committee Interlocks and Insider Participation

During 2006, our compensation committee was comprised of Carl W. Guidice, Jr., Marc A. Utay and Jonathan M. Haas. Mr. Guidice was during 2006 and continues to be our chief executive officer.

Limitation of Liability; Indemnification

As permitted by the Delaware General Corporation Law, which we also call the DGCL, our amended and restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL, relating to prohibited dividends, distributions and repurchases or redemptions of stock; or

•	for any transaction from which the director derives an improper personal benefit.

However, such limitation of liability would not apply to violations of the federal securities laws, nor does it limit the availability of non-monetary relief in any action or proceeding against a director. Our amended and restated certificate of incorporation also includes provisions for indemnification of our directors and officers to the fullest extent permitted by the DGCL as now or hereafter in effect. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Management Services Agreement

We are a party to a Management Services Agreement dated as of July 29, 2005, with Clarion Operating, LLC, an affiliate of Clarion Capital Partners, LLC, our sponsor. Under the agreement, Clarion Operating provides various advisory and management services to us for which we pay Clarion Operating its customary rates, subject to a maximum of $400,000 in any calendar year, plus expenses. During 2005 and 2006 and through June 30, 2007, we paid Clarion Operating $184,029, $420,459 and $204,458, respectively, for advisory and management services and reimbursement of expenses under the agreement. We have entered into an agreement with Clarion Operating that will terminate this agreement effective immediately prior to the completion of this offering. We will pay Clarion Operating a one-time termination fee in an amount equal to $33,333 for each month remaining in the current term of the agreement, which expires on July 28, 2008.

Financial Advisory Fees

In consideration for Clarion Operating arranging and negotiating a financing facility for us, and arranging and negotiating subsequent amendments to that facility, we paid Clarion Operating $970,833 in 2005, $860,000 in 2006 and $450,000 in 2007.

Management Stock Purchase Agreements

On August 3, 2005, we entered into Management Stock Purchase Agreements with each of Michael W. Willson, Anthony M. Danon and Gilbert E. Aleman, under which they purchased the number and type of shares set forth in the table below for the purchase price indicated.

				Aggregate
	Number of	Aggregate	Number of	Purchase
	Preferred	Purchase Price	Common	Price for
	Shares	for Preferred	Shares	Common
Stockholder	Purchased	Shares	Purchased	Shares

Michael W. Willson	3,375.15	$247,500		$2,500
Anthony M. Danon	5,400.25	$396,000		$4,000
Gilbert E. Aleman	2,497.61	$183,150		$1,850

Agreements with Regions Financial Corporation and Its Affiliates

We are party to a stock purchase agreement dated as of June 29, 2005, with Regions Financial Corporation, Union Planters Bank, National Association and SOI Investors LLC, an investment fund controlled by our sponsor. Under the agreement, SOI Investors LLC, an entity controlled by our sponsor and its affiliates, purchased 90% of our common and preferred shares then held by Regions Financial Corporation for a purchase price of $21,380,000, subject to two additional adjustments. The agreement included a contingent purchase price adjustment requiring us to issue additional shares of our common and preferred stock if specified financial thresholds were achieved. In connection with this purchase price adjustment, as of December 31, 2006, we issued           additional shares of common stock and 37,500 additional shares of preferred stock to Regions. The agreement also required a contingent payment based on our actual cost of workers’ compensation claims incurred before August 3, 2005, compared to the estimated cost as of that date. In July 2007, we paid Regions $500,000 in full settlement of that contingent payment obligation.

Prior to closing on the acquisition by our sponsor, we paid a cash dividend to Regions in the aggregate amount of $28,388,773. We also delivered a promissory note to Regions in the amount of $39,306,599 as an additional dividend. Following the acquisition by our sponsor, we paid Regions the principal amount of the promissory note in full satisfaction of our obligations under the promissory note.

In connection with the June stock purchase agreement, SOI Investors LLC and Carl W. Guidice, Jr. entered into a Stock Purchase Agreement on August 3, 2005. Under the agreement, SOI Investors LLC assigned to Mr. Guidice the right under the Stock Purchase Agreement, dated as of June 29, 2005, to purchase           shares of our common stock for a purchase price of $9,990 and 13,500 shares of our preferred stock for a purchase price of $989,955. Mr. Guidice purchased these shares on August 3, 2005.

We were party to a Letter of Credit and Reimbursement Agreement dated as of August 3, 2005, with Regions Bank, as lender and as administrative agent, and Regions Capital Markets, as lead arranger. Under the agreement, Regions Bank agreed to issue from time to time letters of credit to our insurance providers in an aggregate amount not to exceed $50.0 million. These letters of credit serve as collateral for claims and payments processed by those providers. The agreement provided for a letter of credit fee of 0.50% to 3.80% per annum on outstanding letter of credit amounts, depending on the total amounts outstanding. We terminated this agreement in July 2007. During 2005, 2006 and 2007, we paid fees to Regions under this agreement of $300,633, $279,486, and $161,211, respectively.

Dividends and Stock Redemption

In July 2006, we redeemed all of our outstanding preferred shares for a total price of $23,366,200. Dividends stopped accruing upon redemption of the preferred shares and we paid accrued dividends of $2,376,785 in connection with the redemption. In May 2007, we redeemed the additional 37,500 preferred shares that we had issued to Regions in December 2006 under the stock purchase agreement for a total price of $2,750,000 plus accrued dividends. In July 2007, we redeemed all of the shares of common stock owned by Regions Financial Corporation for a total price of $10,000,000.

In August 2006, we paid dividends on our outstanding common shares in the total amount of $24,634,000.

The following sets forth the amounts paid by us to the persons listed below as dividends on outstanding shares of common and preferred stock and in redemption of outstanding shares of common and preferred stock:

	Preferred Stock	Common Stock	Preferred Stock	Common Stock
Stockholder	Dividends Paid	Dividends Paid	Redeemed	Redeemed

SOI Investors LLC	$1,862,982	$17,444,519	$18,315,000
Regions Financial Corporation	$330,115	$2,095,438	$4,950,000	$10,000,000
Carl W. Guidice, Jr.	$100,702	$942,947	$990,000
Michael W. Willson	$25,175	$235,985	$247,500
Anthony M. Danon	$40,281	$377,576	$396,000
Gilbert E. Aleman	$18,630	$174,629	$183,150

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information as of September 30, 2007, with respect to the beneficial ownership of our common stock, after giving effect to the stock split, by:

•	each person known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each other selling stockholder.

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission governing the determination of beneficial ownership of securities. Under the rules of the Securities and Exchange Commission, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Unless otherwise indicated below, each beneficial owner named in the table below has sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. The information set forth in the following table excludes any shares of our common stock purchased in this offering by the respective beneficial owner. Percentage of beneficial ownership of common stock is based on           shares of common stock outstanding immediately prior to this offering and           shares of common stock outstanding immediately after this offering, in each case without giving effect to the exercise of any outstanding options but assuming the exercise in full of the underwriters’ option to purchase additional shares.

	Shares of			Shares of
	Common Stock			Common Stock
	Beneficially Owned			Beneficially Owned
	Before the Offering		Shares Being	After the Offering
Beneficial Owner	Number	Percentage	Offered	Number	Percentage

SOI Investors LLC(1)		76.33%
Carl W. Guidice, Jr.(2)		7.33%
Anthony M. Danon		4.40%
Michael W. Willson		2.41%
Gilbert E. Aleman		2.14%
Marc A. Utay(1)		76.33%
Eric D. Kogan(1)		76.33%
Jonathan M. Haas(1)		76.33%
Alexander E. Fisher		*
Kerim Fidel		*
Directors and Executive Officers as a Group (9 Persons)(3)		92.61%
Other Selling Stockholders:

*	Less than one percent.

(1)	The address of SOI Investors LLC is c/o Clarion Capital Partners, LLC, 1001 East 59th Street, Suite 2100, New York, NY 10022. These shares are held of record by SOI Investors LLC.

Messrs. Utay and Kogan are managers of Trumpet Investors GP, LLC, the general partner of Trumpet Investors, LP, the managing member of SOI Investors LLC. As a result, Messrs. Utay and Kogan may be deemed to share dispositive and voting power over these shares. In addition, Messrs. Utay, Kogan and Haas each beneficially owns a limited partnership interest in each of Trumpet Investors, LP and Trumpet SBIC Partners, LP, the other member of SOI Investors LLC, and may be deemed to have an indirect pecuniary interest in an indeterminate portion of these shares. Messrs. Utay, Kogan and Haas disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.

(2)	Mr. Guidice’s address is c/o SOI Holdings, Inc. 5260 Parkway Plaza Boulevard, Suite 140, Charlotte, NC 28217.

(3)	Includes the shares held of record by SOI Investors LLC. See note 1 above.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of           shares of common stock, par value $0.01 per share, and 400,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Upon the completion of this offering, there will be           shares of common stock outstanding (assuming issuance of           shares in this offering but no exercise of outstanding options). All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock that will be issued on completion of this offering will be fully paid and nonassessable.

Subject to preferences that may be applicable to any outstanding series of preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors. In the event of our liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

The holders of common stock are entitled to one vote per share. There is no provision in our amended and restated certificate of incorporation for cumulative voting, with the result that stockholders owning or controlling more than 50% of the total votes cast for election of directors can elect all the directors. See “Risk Factors — Risks Relating to This Offering — Our controlling stockholder will have the ability to control the outcome of matters submitted for stockholder approval and may have interests that differ from those of our other stockholders.”

Preferred Stock

Our board of directors has the authority, by adopting resolutions, to issue shares of preferred stock in one or more series, with the designations and preferences for each series set forth in the adopting resolutions. Our amended and restated certificate of incorporation will authorize our board of directors to determine, among other things, the rights, preferences and limitations pertaining to each series of preferred stock.

Registration Rights

Under the stockholders agreement, on the earlier of 180 days after the completion of this offering or the expiration of any lock-up period in conjunction with this offering, the holders of           shares of our common stock have the right to require us to use reasonable efforts to register their shares under the Securities Act. Our board of directors has the right to defer the registration for a period of up to 90 days. These stockholders also have the right to cause us to register their shares on Form S-3 when it becomes available to us, subject to the board of directors’ right to defer the registration for a period of up to 90 days. In addition, if we propose to register securities under the Securities Act, then holders of these shares and an additional           shares of our common stock have a right (which they have waived for this offering), subject to quantity limitations we or the underwriters determine, to request that we register their shares. We will bear all registration expenses incurred in connection with registrations under this agreement. We have agreed to indemnify the investors against liabilities related to the accuracy of the registration statement used in connection with any registration we effect under the agreement.

Limitations on Directors’ Liability

Our amended and restated certificate of incorporation and bylaws indemnify our directors to the fullest extent permitted by the Delaware General Corporation Law, or DGCL. The DGCL permits a corporation to limit or eliminate a director’s personal liability to the corporation or the holders of its capital stock for breach of duty. This limitation is generally unavailable for acts or omissions by a director that were (i) in bad faith, (ii) were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated or (iii) involved a financial profit or other advantage to which such director was not legally entitled. The DGCL also prohibits limitations on director liability for acts or omissions that resulted in a violation of a statute prohibiting certain dividend declarations, certain payments to stockholders after dissolution and particular types of loans. The effect of these provisions is to eliminate the rights of us and our stockholders (through stockholders’ derivative suits on behalf of us) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions will not limit the liability of directors under the federal securities laws of the United States.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock will be American Stock Transfer & Trust Company.

Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law That May Have an Anti-Takeover Effect

Our amended and restated certificate of incorporation and bylaws contain certain provisions, some of which are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and the policies formulated by our board of directors, and to discourage certain types of coercive takeover practices. However, these provisions, as well as certain provisions of Delaware law, may deter, hinder or delay a change of control of us. These provisions could discourage attempts to acquire us or remove incumbent management even if some or a majority of our stockholders believe that action is in their best interest.

Amended and Restated Certificate of Incorporation and Bylaws.  The provisions in our amended and restated certificate of incorporation and bylaws with the intent described above include:

•	Classified Board of Directors. Our board of directors is divided into three classes of directors serving staggered three-year terms, with one-third of the board of directors being elected each year. The amended and restated certificate of incorporation provides that the exact number of directors shall be fixed from time to time by the board of directors, but shall consist of not less than five nor more than eleven directors.

•	Vacancies Filled by the Board. Vacancies may be filled by a majority of the remaining directors (including if less than a quorum for vacancies other than those resulting from an increase in the number of directors), or by a sole remaining director.

•	Removal of Directors. Our directors may be removed only for cause.

•	Stockholder Meetings. Only our board of directors, the chairman of our board of directors, our chief executive officer or our president may call special meetings of stockholders. Stockholders cannot call special meetings of stockholders.

•	Requirements for Advance Notification of Stockholder Proposals and Director Nominations. Stockholders must comply with advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors. In general, these provisions provide that notice of intent to nominate a director or raise matters at such meetings must be received in writing by us not less than 90 nor more than 120 days prior to the anniversary of the previous year’s annual meeting of stockholders, and must contain certain information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal.

•	No Cumulative Voting. There is no cumulative voting in the election of directors.

•	“Blank Check” Preferred Stock. We are authorized to issue, without any further vote or action by the stockholders, up to 400,000 shares of preferred stock in one or more classes or series and, with respect to each such class or series, to fix the number of shares constituting the class or series and the designation of the class or series, the voting powers (if any) of the shares of the class or series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such class or series.

Delaware Takeover Statute.  We are subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” (both as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (ii) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the DGCL defines generally “business combination” to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

SHARES ELIGIBLE FOR FUTURE SALE

If our stockholders sell, or there is a perception they may sell, substantial amounts of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market following the offering, the market price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Based on shares outstanding as of September 30, 2007, upon completion of the offering, we will have outstanding an aggregate of           shares of our common stock, assuming no exercise of outstanding options. Of these shares, all           shares sold in the offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. In addition,           shares of common stock will be freely tradable pursuant to Rule 144(k). This leaves           shares eligible for sale in the public market under Rule 144, subject in some cases to volume limits and manner of sale requirements, upon the expiration of lock-up agreements that our directors, executive officers and stockholders have entered into or will enter into immediately prior to this offering.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after the offering; or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Lock-Up Agreements

All of our executive officers and directors and beneficial owners of more than 5% of our common stock immediately prior to this offering have entered into lock-up agreements under which they have agreed not to transfer or dispose of, directly or indirectly, including by way of any hedging or derivatives transaction, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus, subject to certain exceptions, without the prior written consent of Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. on behalf of the underwriters. All of our other stockholders immediately prior to this offering will enter into such lock-up agreements prior to the completion of this offering.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after the effective date of the offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period and volume limitation, contained in Rule 144. This would affect           outstanding shares of our common stock.

Registration Rights

Upon completion of this offering, the holders of           shares of our common stock will have certain rights regarding the registration of those shares under the Securities Act. For a detailed description of certain of those registration rights see “Description of Capital Stock — Registration Rights.”

Additional Registration Statement

We intend to file a registration statement under the Securities Act following the closing of this offering to register           shares of our common stock reserved for issuance under our incentive plan, including shares underlying outstanding stock options. This registration statement will become effective upon filing, and shares covered by this registration statement will be eligible for sale in the public market immediately after the effective date, subject to any limitations on sale under the incentive plan and the lock-up agreements described in “Underwriting.”

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                    , 2007, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. are acting as representatives, the following respective numbers of shares of common stock:

Number of
Underwriter	Shares

Credit Suisse Securities (USA) LLC
Lehman Brothers Inc.
SunTrust Robinson Humphrey, Inc.

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the underwriters’ option to purchase additional shares described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to           additional shares from certain of the selling stockholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised from time to time in whole or in part to the extent the underwriters sell more than           shares of common stock in this offering.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $      per share. The underwriters and selling group members may allow a discount of $      per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without	With	Without	With
	Over Allotment	Over Allotment	Over Allotment	Over Allotment

Public Offering Price
Underwriting Discounts and Commissions paid by us
Expenses payable by us
Underwriting Discounts and Commissions paid by selling stockholders

We intend to use more than 10% of the net proceeds from the sale of stock by us to repay indebtedness owed by us to SunTrust Bank, an affiliate of SunTrust Robinson Humphrey, Inc. Accordingly, the offering is being made in compliance with the requirements of Rule 2710(h) of the Financial Industry Regulatory Authority Conduct Rules. This rule provides generally that if more than 10% of the net proceeds from the sale of stock by us, not including underwriting compensation, is paid to the underwriters or their affiliates, the initial public offering price of the stock may not be higher than that recommended by a “qualified independent underwriter” meeting certain standards. Accordingly,       is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The initial public offering price of the shares of common stock is no higher than the price recommended by           .

We, all of our directors and executive officers, holders of more than five percent of our outstanding common stock and the selling stockholders have agreed that, subject to certain exceptions, without the prior written consent of each of Credit Suisse Securities (USA) LLC and Lehman Brothers Inc., we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the Securities and Exchange Commission and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, we and they may transfer shares of common stock (1) as a bona fide gift or gifts, (2) to any trust for the direct or indirect benefit of us or them or the immediate family of us or them, provided that any such transfer shall not involve a disposition for value, (3) to us, (4) pursuant to a qualified domestic relations order, (5) following their death pursuant to the laws of descent or distribution or their will or (6) with the prior written consent of each of Credit Suisse Securities (USA) LLC and Lehman Brothers Inc., on behalf of the underwriters. We anticipate that all other holders of our outstanding common stock immediately prior to this offering will enter into identical agreements prior to completion of this offering.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of a material event, unless such extension is waived in writing by each of Credit Suisse Securities (USA) LLC and Lehman Brothers Inc.

Credit Suisse Securities (USA) LLC and Lehman Brothers Inc., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

As described below, any participants in the directed share program shall be subject to a 180-day lock up with respect to any shares sold to them pursuant to that program. This lock up will have similar restrictions and an identical extension provision as the lock-up agreement described above. Any shares sold in the directed share program to our directors or officers shall be subject to the lock-up agreement described above.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed share program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.

We intend to apply to list our shares of common stock for quotation on the New York Stock Exchange under the symbol “SOH.” In connection with that listing, the underwriters have undertaken to sell the minimum number of common shares to the minimum number of beneficial owners necessary to meet the New York Stock Exchange listing requirements.

At our request, the underwriters have reserved for sale at the initial public offering price up to           shares offered hereby for officers, directors, employees and certain other persons associated with us. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. Any participants in this program shall be prohibited from selling, pledging or assigning any shares sold to them pursuant to this program for a period of 180 days after the date of this prospectus. This 180-day lock up period shall be extended with respect to our issuance of an earnings release or if a material news or a material event relating to us occurs, in the same manner as described above.

Certain of the underwriters and their respective affiliates have from time to time performed and may in the future perform various financial advisory, commercial banking and investment banking services for us in the ordinary course of business, for which they received or will receive customary fees.

Prior to the offering, there has been no market for our common stock. The initial public offering price will be determined by negotiation between us and the underwriters and will not necessarily reflect the market price of the common stock following the offering. The principal factors that will be considered in determining the initial public offering price will include:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of and the prospects for the industry in which we compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and our current financial condition;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of the offering.

We offer no assurances that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

The underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

SELLING RESTRICTIONS

Notice to Canadian Residents

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under “Resale Restrictions,” and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling shareholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling shareholders. In no case will the amount recoverable in any action exceed the price at which the common stock was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling shareholders will have no liability. In the case of an action for damages, we and the selling shareholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of common stock described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the common stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

•	Each purchaser of common stock described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the common stock have not authorized and do not authorize the making of any offer of common stock through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the common stock as contemplated in this prospectus. Accordingly, no purchaser of the common stock, other than the underwriters, is authorized to make any further offer of the common stock on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the

Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

Notice to Residents of Germany

Each person who is in possession of this prospectus is aware of the fact that no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz, the “Act”) of the Federal Republic of Germany has been or will be published with respect to our common stock. In particular, each underwriter has represented that it has not engaged and has agreed that it will not engage in a public offering in (offentliches Angebot) within the meaning of the Act with respect to any of our common stock otherwise than in accordance with the Act and all other applicable legal and regulatory requirements.

Notice to Residents of France

The common stock are being issued and sold outside the Republic of France and that, in connection with their initial distribution, it has not offered or sold and will not offer or sell, directly or indirectly, any common stock to the public in the Republic of France, and that it has not distributed and will not distribute or cause to be distributed to the public in the Republic of France this prospectus or any other offering material relating to the common stock, and that such offers, sales and distributions have been and will be made in the Republic of France only to qualified investors (investisseurs qualifiés) in accordance with Article L.411-2 of the Monetary and Financial Code and decrét no. 98-880 dated 1st October, 1998.

Notice to Residents of The Netherlands

Our common stock may not be offered, sold, transferred or delivered in or from The Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to, individuals or legal entities situated in The Netherlands who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institution, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities; hereinafter, “Professional Investors”), provided that in the offer, prospectus and in any other documents or advertisements in which a forthcoming offering of our common stock is publicly announced (whether electronically or otherwise) in The Netherlands it is stated that such offer is and will be exclusively made to such Professional Investors. Individual or legal entities who are not Professional Investors may not participate in the offering of our common stock, and this prospectus or any other offering material relating to our common stock may not be considered an offer or the prospect of an offer to sell or exchange our common stock.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

To Non-United States Holders

The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term non-U.S. holder means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision of the United States, other than a partnership treated as foreign under U.S. Treasury regulations;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust.

The term “non-U.S. holder” does not include individuals who are present in the United States for 183 days or more in the taxable year of disposition and are not otherwise residents of the United States for U.S. federal income tax purposes. Such individuals are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.

This discussion does not consider:

•	U.S. state and local or non-U.S. tax consequences;

•	specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including, if the non-U.S. holder is a partnership or trust, that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner or beneficiary level;

•	the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

•	special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers and traders in securities;

•	special tax rules that may apply to a non-U.S. holder that owns, or has owned, actually or constructively, more than 5% of our common stock; or

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment.

The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that a non-U.S. holder holds our voting common stock as a capital asset. EACH NON-U.S. HOLDER SHOULD CONSULT A TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

Dividends

In the event that we pay dividends on our common stock, we will have to withhold a U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to a non-U.S. holder.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States or, if an income tax treaty applies, attributable to a permanent establishment in the United States (“ECI”) are taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition to the U.S. tax on ECI, in the case of a holder that is a foreign corporation and has ECI, a branch profits tax may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on the dividend equivalent amount.

Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty and the certification requirements that must be satisfied to prove entitlement to such benefits.

A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service in a timely manner.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our common stock unless:

•	the gain is effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States or, alternatively, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons, unless an applicable treaty provides otherwise, and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above may also apply; or

•	we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock, and our common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the disposition occurred.

Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently, and we do not anticipate becoming in the future, a U.S. real property holding corporation.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding Tax

We must report annually to the U.S. Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

Under some circumstances, U.S. Treasury regulations require additional information reporting and backup withholding, currently at a rate of 28%, on some payments on our common stock. The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be reduced by backup withholding. A non-U.S. holder may have to comply with certification procedures to establish that it is not a U.S. person in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well.

Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided that the required information or appropriate claim for refund is furnished to the U.S. Internal Revenue Service in a timely manner.

LEGAL MATTERS

Duane Morris LLP, Philadelphia, Pennsylvania, will pass upon the validity of the common stock offered hereby. Davis Polk & Wardwell, New York, New York, will pass upon certain legal matters in connection with this offering for the underwriters.

EXPERTS

The financial statements of SOI Holdings, Inc. as of December 31, 2006 and 2005 and for the year ended December 31, 2006 and the period from August 4, 2005 through December 31, 2005 and the financial statements of Strategic Outsourcing, Inc. for the period from January 1, 2005 through August 3, 2005 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements for the periods from January 1, 2004 through June 30, 2004 and July 1, 2004 through December 31, 2004 of Strategic Outsourcing, Inc. appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their report thereon also appearing elsewhere herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE TO FIND MORE INFORMATION

In connection with this offering, we have filed with the SEC a registration statement on Form S-1 under the Securities Act relating to the shares of common stock to be issued in this offering. As permitted by SEC rules, this prospectus omits information included in the registration statement. For a more complete understanding of this offering, you should refer to the registration statement, including its exhibits. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and, in each instance, if the contract or document is filed as an exhibit, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement.

The registration statement and the exhibits thereto and other information we file with the SEC are available over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy, at prescribed rates, any document we file, including the registration statement and the exhibits filed therewith, at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the public reference room.

As a result of the offering, we and our stockholders will become subject to the proxy solicitation rules, annual and periodic reporting requirements, restrictions of stock purchases and sales by affiliates and other requirements of the Exchange Act. We are not currently subject to those requirements. We will furnish our stockholders with annual reports containing audited financial statements certified by independent auditors and quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

SOI HOLDINGS, INC. AND SUBSIDIARIES

Index

Pages(s)

Report of Independent Registered Public Accounting Firm — PricewaterhouseCoopers LLP	F-2
Report of Independent Registered Public Accounting Firm — PricewaterhouseCoopers LLP	F-3
Report of Independent Registered Public Accounting Firm — Ernst & Young LLP	F-4
Consolidated Financial Statements
Balance Sheets — December 31, 2006 and 2005	F-5
Statements of Operations — Year Ended December 31, 2006 and the Periods From August 4, 2005 to December 31, 2005, From January 1, 2005 to August 3, 2005, From July 1, 2004 to December 31, 2004 and From January 1, 2004 to June 30, 2004
F-6
Statements of Stockholders’ Equity (Deficit) — Year Ended December 31, 2006 and the Periods From August 4, 2005 to December 31, 2005, From January 1, 2005 to August 3, 2005, From July 1, 2004 to December 31, 2004 and From January 1, 2004 to June 30, 2004
F-7
Statements of Cash Flows — Year Ended December 31, 2006 and the Periods From August 4, 2005 to December 31, 2005, From January 1, 2005 to August 3, 2005, From July 1, 2004 to December 31, 2004 and From January 1, 2004 to June 30, 2004
F-8
Notes to Consolidated Financial Statements	F-9
Consolidated Financial Statements (Unaudited)
Balance Sheets — June 30, 2007 and December 31, 2006 (Unaudited)	F-32
Statements of Operations — Six Months Ended June 30, 2007 and 2006 (Unaudited)	F-33
Statements of Stockholders’ Deficit — Six Months Ended June 30, 2007 and 2006 (Unaudited)	F-34
Statements of Cash Flows — Six Months Ended June 30, 2007 and 2006 (Unaudited)	F-35
Notes to Consolidated Financial Statements	F-36

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of SOI Holdings, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows present fairly, in all material respects, the financial position of SOI Holdings, Inc. and its subsidiaries (successor, the “Company”) at December 31, 2006 and 2005, and the results of their operations and their cash flows for the year ended December 31, 2006, and for the period from August 4, 2005 to December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to these consolidated financial statements, the Company restated its previously issued financial statements as of and for the year ended December 31, 2006 and as of and for the period ended December 31, 2005.

/s/  PricewaterhouseCoopers LLP

Charlotte, North Carolina
April 27, 2007, except as to Notes 1, 2 and 7
for which the date is October 26, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Strategic Outsourcing, Inc.

In our opinion, the accompanying consolidated statements of operations, stockholders’ equity (deficit) and cash flows of Strategic Outsourcing, Inc. and its subsidiaries (Regions, predecessor, the “Company”) presents fairly, in all material respects, the results of their operations and their cash flows for the period January 1, 2005 to August 3, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 1, to the accompanying financial statements, these financial statements have been adjusted to reflect a new basis of accounting which was effective July 1, 2004.

/s/  PricewaterhouseCoopers LLP

Charlotte, North Carolina
September 5, 2006, except as to Notes 1 and 7
for which the date is October 26, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Strategic Outsourcing, Inc.

We have audited the accompanying consolidated statements of operations, stockholders’ equity and cash flows of Strategic Outsourcing, Inc. and subsidiaries (the “Company”) for the periods from January 1, 2004 to June 30, 2004 (“Union Planters predecessor”) and July 1, 2004 to December 31, 2004 (“Regions predecessor”). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of the Company’s operations and cash flows for the periods from January 1, 2004 to June 30, 2004 and July 1, 2004 to December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/  Ernst & Young LLP

Charlotte, North Carolina
October 29, 2007

SOI HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2006 and 2005

	Restated
	2006	2005
	(In thousands of dollars, except share data)

ASSETS
Current assets
Cash	$24,428	$29,398
Unbilled accounts receivable	25,475	20,861
Accounts receivable, net of allowance for doubtful accounts of $300 and $170, respectively	1,823	2,422
Prepaid expenses	4,173	1,273
Refundable income taxes	—	674
Deferred income taxes	—	830

Total current assets	55,899	55,458
Property and equipment, net of accumulated depreciation of $750 and $190, respectively	2,512	1,678
Goodwill	45,590	42,565
Intangible and other assets, net of accumulated amortization of $6,329 and $2,379, respectively	14,638	21,631
Restricted cash	300	300
Interest rate swap	—	18
Deposits	69	111
Deferred income taxes	374	—

Total assets	$119,382	$121,761

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Book overdraft	$2,067	$1,229
Accounts payable	4,332	4,378
Accrued wages and withholdings	32,254	26,583
Accrued group insurance	6,473	—
Deferred income taxes	2,544	—
Current portion of long-term debt	12,075	8,094
Accrued and other liabilities	11,057	13,234
Income taxes payable	291	—

Total current liabilities	71,093	53,518
Long-term debt, net of current portion	61,528	37,406
Deferred income taxes	—	1,065
Other long-term liabilities	287	509

Total liabilities	132,908	92,498

Commitments and contingencies (Note 10)	—	—
Stockholders’ equity (deficit)
Common stock, $0.01 par value; 600,000 shares authorized; 356,149 and 318,649 issued and outstanding	4	3
Preferred stock, $0.01 par value; 400,000 shares authorized; 37,500 and 318,631 issued and outstanding	1	3
Excess of purchase price over predecessor basis of net assets acquired	(7,206)	(3,569)
Additional paid-in capital	5,802	27,072
Retained earnings (accumulated deficit)	(12,127)	5,754

Total stockholders’ equity (deficit)	(13,526)	29,263

Total liabilities and stockholders’ equity (deficit)	$119,382	$121,761

The accompanying notes are an integral part of these consolidated financial statements.

SOI HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations
Year Ended December 31, 2006 and the Periods From August 4, 2005 to
December 31, 2005, From January 1, 2005 to August 3, 2005, From July 1,
2004 to December 31, 2004 and From January 1, 2004 to June 30, 2004

			Strategic		Strategic
	SOI Holdings, Inc.		Outsourcing, Inc.		Outsourcing, Inc.
	Successor		Regions		Union Planters
	Restated		Predecessor		Predecessor
		August 4,	January 1,	July 1,	January 1,
	Year Ended	2005 to	2005 to	2004 to	2004 to
	December 31,	December 31,	August 3,	December 31,	June 30,
	2006	2005	2005	2004	2004
	(In thousands of dollars, except share data)
Revenues	$212,314	$78,293	$130,953	$97,347	$93,481
Cost of services (excluding depreciation and amortization shown below)	164,268	52,550	114,129	72,637	78,939

Gross profit	48,046	25,743	16,824	24,710	14,542
Operating expenses
Selling, general and administrative expenses	27,050	10,556	13,379	11,024	10,443
Depreciation and amortization	8,063	3,332	4,166	3,539	298
Change of control payment and other	420	184	3,691	—	—

Operating profit (loss)	12,513	11,671	(4,412)	10,147	3,801

Other income (expense)
Interest income	439	101	403	173	85
Interest expense	(8,273)	(2,243)	(3)	(6)	(2)

Other income (expense)	(7,834)	(2,142)	400	167	83

Income (loss) before income tax expense	4,679	9,529	(4,012)	10,314	3,884
Income tax expense (benefit)	2,157	3,775	(1,679)	3,911	1,509

Net income (loss)	2,522	5,754	(2,333)	6,403	2,375
Cumulative preferred stock dividends	(1,385)	(992)	—	—	—

Net income (loss) available to common stockholders	$1,137	$4,762	$(2,333)	$6,403	$2,375

Net income per share available to common stockholders
Basic	$3.57	$14.94
Diluted	3.55	14.94
Weighted average common shares
Basic	318,649	318,649
Diluted	320,134	318,649

The accompanying notes are an integral part of these consolidated financial statements.

SOI HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity (Deficit)
Year Ended December 31, 2006 and the Periods From August 4, 2005 to
December 31, 2005, From January 1, 2005
to August 3, 2005, From July 1, 2004 to December 31, 2004 and From January 1, 2004 to June 30, 2004

						Excess
						Purchase
						Price Over	Retained
					Additional	Predecessor	Earnings
	Common Stock		Preferred Stock		Paid-in	Basis of Net	(Accumulated
	Shares	Amount	Shares	Amount	Capital	Assets Acquired	Deficit)	Total
	(In thousands of dollars, except share data)

Strategic Outsourcing, Inc.
Union Planters Predecessor
Balances, January 1, 2004	1,000	$1	—	$—	$50,303	$—	$15,722	$66,026
Net income	—	—	—	—	—	—	2,375	2,375

Balances, June 30, 2004	1,000	$1	—	$—	$50,303	$—	$18,097	$68,401

Strategic Outsourcing, Inc.
Regions Predecessor
Balances, July 1, 2004	1,000	$1	—	$—	$80,700	$—	$—	$80,701
Net income	—	—	—	—	—	—	6,403	6,403

Balances, December 31, 2004	1,000	1	—	—	80,700	—	6,403	87,104
Common stock dividends	—	—	—	—	(67,696)	—	—	(67,696)
Net loss	—	—	—	—	—	—	(2,333)	(2,333)

Balances, August 3, 2005	1,000	$1	—	$—	$13,004	$—	$4,070	$17,075

SOI Holdings, Inc.
Successor
Balances, August 4, 2005 (restated)	300,000	$3	300,000	$3	$5,522	$(3,569)	$—	$1,959
Sale of common and preferred stock	18,649	—	18,631	—	21,380	—	—	21,380
Stock option expense (restated)	—	—	—	—	170	—	—	170
Net income (restated)	—	—	—	—	—	—	5,754	5,754

Balances, December 31, 2005 (restated)	318,649	3	318,631	3	27,072	(3,569)	5,754	29,263
Preferred share redemption	—	—	(318,631)	(3)	(23,363)	—	—	(23,366)
Preferred ($7.46 per share) and common ($69.85 per share) stock dividend	—	—	—	—	(4,231)	—	(20,403)	(24,634)
Issuance of common and preferred stock	37,500	1	37,500	1	5,630	(3,637)	—	1,995
Stock option expense (restated)	—	—	—	—	694	—	—	694
Net income (restated)	—	—	—	—	—	—	2,522	2,522

Balances, December 31, 2006 (restated)	356,149	$4	37,500	$1	$5,802	$(7,206)	$(12,127)	$(13,526)

The accompanying notes are an integral part of these consolidated financial statements.

SOI HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Year Ended December 31, 2006 and the Periods From August 4, 2005 to
December 31, 2005, From January 1, 2005 to August 3, 2005, From July 1,
2004 to December 31, 2004 and From January 1, 2004 to June 30, 2004

			Strategic		Strategic
	SOI Holdings, Inc.		Outsourcing, Inc.		Outsourcing, Inc.
	Successor		Regions		Union Planters
	Restated		Predecessor		Predecessor
		August 4,	January 1,	July 1,	January 1,
	Year Ended	2005 to	2005 to	2004 to	2004 to
	December 31,	December 31,	August 3,	December 31,	June 30,
	2006	2005	2005	2004	2004
	In thousands of dollars, except share data)
Cash flows from operating activities
Net income (loss)	$2,522	$5,754	$(2,333)	$6,403	$2,375
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	8,063	3,332	4,166	3,539	298
Amortization of debt issuance costs	1,874	156	—	—	—
Other	412	(90)	6	(1)	1
Stock based compensation expense	694	170	—	—	—
Deferred income taxes	1,934	235	(9,291)	(1,076)	(271)
Provision for doubtful accounts	17	14	134	—	(241)
Changes in operating assets and liabilities
Receivables	(4,032)	5,606	(11,405)	5,558	142
Prepaids and other assets	(2,795)	(1,967)	757	114	(296)
Accrued wages and other withholdings	5,670	(2,539)	4,011	(5,326)	6,495
Accrued expenses and other liabilities	4,320	6,909	14,168	(1,994)	1,201
Book overdraft	838	735	495	—	—

Net cash provided by operating activities	19,517	18,315	708	7,217	9,704

Cash flows from investing activities
Business acquisition, net of cash acquired of $2,065	—	(66,815)	—	—	—
Payment to Regions on adjustment of purchase cost		470
Payment of purchase cost		154
Termination of interest rate swap	210	—	—	—	—
Purchases of property and equipment	(1,006)	(465)	(817)	(284)	(242)
Other	86	116	2	1	—

Net cash used in investing activities	(710)	(66,540)	(815)	(283)	(242)

Cash flows from financing activities
Proceeds from issuance of long-term debt	76,000	47,500	—	—	—
Payments on long-term debt	(48,364)	(2,000)	—	—	—
Payment of debt issuance costs	(3,413)	(1,911)	—	—	—
Preferred stock dividend paid	(2,377)	—	—	—	—
Common stock dividend paid	(22,257)	—	(28,389)	—	—
Redemption of preferred stock	(23,366)	—	—	—	—
Proceeds from issuance of common and preferred stock	—	21,380	—	—	—

Net cash (used in) provided by financing activities	(23,777)	64,969	(28,389)	—	—

Net (decrease) increase in cash and cash equivalents	(4,970)	16,744	(28,496)	6,934	9,462
Cash and cash equivalents
Beginning of period	29,398	12,654	41,150	34,216	24,754

End of period	$24,428	$29,398	$12,654	$41,150	$34,216

Supplemental disclosures of cash flow information
Cash paid during the period for
Interest	$7,232	$78	$3	$6	$2
Income taxes (net refund)	(742)	4,254	78	5,558	951
Noncash investing and financing activities
Capital lease obligation	468	—	—	—	—
Issuance of common and preferred stock pursuant to purchase price adjustment	1,995	—	—	—	—
Dividends declared	—	—	39,307	—	—

The accompanying notes are an integral part of these consolidated financial statements.

SOI HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Year Ended December 31, 2006 and the Periods From August 4, 2005 to
December 31, 2005, From January 1, 2005 to August 3, 2005, From July 1,
2004 to December 31, 2004 and From January 1, 2004 to June 30, 2004

(in thousands of dollars, except share data)

1.	Organization and Nature of Business

Nature of Operations
SOI Holdings, Inc. is the parent company of Strategic Outsourcing, Inc. (“SOI”), which constitutes its sole asset (collectively, the “Company”). SOI is a professional employer organization (“PEO”) that provides a comprehensive human resources solution for its clients including payroll processing, human resources consultation and related resources, risk management related services and health, welfare and other benefits. SOI provides services to a diversified group of small and medium sized businesses throughout the United States and has operations in 16 markets in eight states.

In a PEO arrangement, the PEO provides services to its clients designed to reduce human resources related administrative burdens, provide support for regulatory compliance, help manage human resource related costs and improve employee satisfaction and retention. The PEO enters into service agreements with its clients to provide the specified services at specified dates. The client retains control over operating its business and over matters such as hiring related decisions and day-to-day supervision of its worksite employees. Additionally, the client controls the setting of worksite employee compensation, training and complying with applicable regulations. The PEO charges its clients based upon a service fee which is based upon a percentage of the worksite employee payroll costs including amounts related to employment related taxes and workers’ compensation insurance and other benefits if elected by the client.

Ownership, Acquisition and Basis of Presentation
The Company was previously wholly owned by Union Planters Bank, N.A. (“Union”) and is referred to herein as the “Union Planters Predecessor” for the period from January 1, 2004 to June 30, 2004. On June 30, 2004, Union was acquired by Regions Financial Corp. (“Regions”) and operated as a wholly owned subsidiary of Regions until the August 2005 acquisition as more fully described below. The Company is referred to as the “Regions Predecessor” for the period from July 1, 2004 to August 3, 2005. As a result of the Regions acquisition and as required by the rules of the Securities and Exchange Commission (“SEC”) a new basis of accounting was established and ‘pushed down’ to the July 1, 2004 balance sheet of the Company. Accordingly, these financial statements have been adjusted to reflect the new basis of accounting resulting from the Regions acquisition. The estimated fair value of the SOI assets acquired totaled approximately $132,671 and liabilities assumed totaled $43,818. The excess of the purchase price over the tangible assets acquired of approximately $67,962, was assigned principally to goodwill and amortizable intangible assets pursuant to Statement of Financial Accounting Standards No. 141, Business Combinations (“SFAS 141”).

In July 2005, Regions organized a new corporation, SOI Holdings, Inc. and contributed all the outstanding capital stock of SOI in exchange for 300,000 shares of SOI Holdings, Inc. Series A preferred stock and 300,000 shares of SOI Holdings, Inc. common stock.

Pursuant to a Stock Purchase Agreement (the “SPA”) effective August 2005, Regions sold approximately 90% of its common and preferred shares of SOI Holdings, Inc. to SOI Investors LLC (an unrelated company) and a member of management. SOI Investors LLC is controlled by Clarion Capital Partners, LLC (“Clarion”) and its affiliates. The Company is referred to herein as the “Successor” for the periods since August 4, 2005.

The acquisition was accounted for in accordance with the Emerging Issues Task Force (“EITF”) No. 88-16, Basis in Leveraged Buyout Transactions(“EITF 88-16”), whereby a portion of Region’s basis in the Regions Predecessor has been assigned to the assets and liabilities of the Successor. The remainder of

SOI HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Year Ended December 31, 2006 and the Periods From August 4, 2005 to
December 31, 2005, From January 1, 2005 to August 3, 2005, From July 1,
2004 to December 31, 2004 and From January 1, 2004 to June 30, 2004

(in thousands of dollars, except share data)

the investment in the assets and liabilities of the Successor (i.e., the percentage acquired by Clarion and management) were recorded at fair value. As a result, the assets and liabilities were assigned values, part carryover basis and part fair value, pursuant to EITF No. 90-12, Allocating Basis to Individual Assets and Liabilities for Transaction Within the Scope of Issue 88-16. The amount of excess of purchase price over predecessor basis of net assets acquired (a “deemed dividend”) of $3,569 has been reflected in the balance sheet as of the August 2005 acquisition date ($7,206 as of December 31, 2006). The increase in the deemed dividend in 2006 is attributable to a contingent purchase price adjustment requiring issuance of additional common and Series A preferred shares if specified EBITDA thresholds were met. The additional deemed dividend in 2006 adjusted goodwill and intangibles to reflect the increase in the amount of Region’s carryover basis in the values assigned to the assets and liabilities of the Successor.

Assets and liabilities of the Company have been recorded at 9% of Region’s basis and 91% of fair value on August 4, 2005 (19% and 81%, respectively at December 31, 2006 pursuant to the additional shares issued as additional consideration as described above).

The purchase was funded by a capital infusion of $21,380 by stockholders and bank borrowings under a term facility and revolving line of credit totaling approximately $47,500. In accordance with the SPA an additional payment of $470 was paid to Regions in November 2005 as an adjustment to the purchase price.

The components of the August 2005 purchase price and the impact of the 2006 contingent purchase price adjustment together with the allocation of the purchase price are presented below:

	August 2005	Earn-Out	As Adjusted

Purchase price
Cash paid	$68,880	$—	$68,880
Liabilities assumed	902	—	902
Regions basis in Successor shares	5,527	5,633	11,160
Deemed dividend	(3,569)	(3,637)	(7,206)

Total purchase price	$71,740	$1,996	$73,736

Purchase price allocation
Net current assets	$2,444	$—	$2,444
Property and equipment	1,555	—	1,555
Other assets	262	—	262
Intangible assets	23,003	(1,029)	21,974
Debt issuance cost	1,911	—	1,911
Goodwill	42,565	3,025	45,590

Total purchase price allocation	$71,740	$1,996	$73,736

2.	Restatement of Previously Issued Financial Statements

The Company restated its previously issued financial statements for the year ended December 31, 2006 and the period from August 4, 2005 through December 31, 2005 (1) to reflect the correction of errors related to accounting for stock based compensation expense, (2) to correct the amount recorded for

SOI HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Year Ended December 31, 2006 and the Periods From August 4, 2005 to
December 31, 2005, From January 1, 2005 to August 3, 2005, From July 1,
2004 to December 31, 2004 and From January 1, 2004 to June 30, 2004

(in thousands of dollars, except share data)

contingent shares issued pursuant to the SPA, (3) to correct the amounts previously recognized in the acquisition accounting pursuant to EITF 88-16 which also resulted in correcting amortization expense, and (4) to correct the accounting for certain accruals and expenses as of period end. Additionally, conforming adjustments have been made to other footnotes herein to give effect to this restatement.

Stock-Based Compensation
The Company determined that it had incorrectly accounted for the issuance of certain employee stock option grants as fixed awards at the date of grant in 2005. These awards should have been accounted for as variable awards resulting in recognition of compensation expense for any changes in intrinsic value over the vesting term of the options (three years).

Accordingly, the Company performed retrospective valuations of the fair value of the Company’s stock for the periods ended December 31, 2006 and 2005. The resulting increase in the fair value of the Company’s stock resulted in an increase of selling, general, and administrative expense of $694 and $170 for the year ending December 31, 2006 and the period ending December 31, 2005, respectively, and increased additional paid-in capital and decreased retained earnings by $864 and $170 at December 31, 2006 and 2005, respectively.

EITF 88-16 Carryover Basis
The Company did not appropriately calculate the excess of purchase price over predecessor basis of net assets acquired pursuant to the guidance in EITF 88-16. Accordingly, the Company recorded an increase to excess of purchase price over predecessor basis of net assets acquired of $3,182 and non-current deferred taxes of $97, and decreases to goodwill, intangibles and other assets, additional paid-in capital and retained earnings of $2,867, $931, $692 and $21, respectively as of December 31, 2005. The Company also did not appropriately consider the predecessor basis of the contingently issuable shares to Regions issued in 2006. The correction of both of these errors as of December 31, 2006 increased excess of purchase price over predecessor basis of net assets acquired, current deferred income taxes, additional paid-in capital and retained earnings by $6,819, $152, $2,162 and $258, respectively and decreased goodwill intangibles and other assets by $2,621 and $1,626, respectively. Additionally, the impact of these errors decreased amortization expense by $334 and $76 for the year ending December 31, 2006 and the period ending December 31, 2005, respectively. The Company also revised its presentation in the statement of cash flows of the dividend which was declared during the period from January 1, 2005 to August 3, 2005 and paid during the period from August 4, 2005 to December 31, 2005. This payment was previously classified as a financing cash flow and should be classified as an investing cash flow as a component of business acquisitions, net.

Other Accruals and Expenses
The Company also corrected certain other adjustments previously determined to be immaterial individually and in the aggregate. These other adjustments primarily relate to incorrect cutoff for certain operating expenses at period end and impact several accounts including an increase to pre-tax income by $172 for the year ended December 31, 2006.

SOI HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Year Ended December 31, 2006 and the Periods From August 4, 2005 to
December 31, 2005, From January 1, 2005 to August 3, 2005, From July 1,
2004 to December 31, 2004 and From January 1, 2004 to June 30, 2004

(in thousands of dollars, except share data)

All amounts presented herein have been restated from the amounts originally reported. The table below sets forth the effect of the adjustments as of December 31, 2006 and 2005 and for the year ended December 31, 2006 and the period from August 4, 2005 through December 31, 2005:

Restated Consolidated Balance Sheet

	2006		2005
	As		As
	Originally	As	Originally	As
	Reported	Restated	Reported	Restated

Restricted cash	$300	$—	$300	$—
Unbilled accounts receivable	25,441	25,475
Accounts receivable	1,612	1,823	1,922	2,422
Prepaid expenses	4,174	4,173
Refundable income taxes			1,052	674
Deferred income taxes (current)			918	830
Total current assets	55,955	55,899	55,723	55,458
Property and equipment	2,606	2,512
Goodwill	48,711	45,590	45,933	42,565
Intangible and other assets	16,176	14,638	22,562	21,631
Restricted cash	—	300	—	300
Deferred income taxes (noncurrent)	276	374
Total assets	123,793	119,382	126,026	121,761
Accrued wages and withholdings	$32,714	$32,254
Accrued group insurance	6,530	6,473
Deferred income taxes (current)	2,167	2,544
Accrued and other liabilities	11,295	11,057
Income tax payable	—	291
Total current liabilities	71,180	71,093
Deferred income taxes (noncurrent)			1,471	1,065
Other long-term liabilities	281	287	—	—
Total liabilities	132,989	132,908	92,904	92,498
Additional paid-in capital	2,777	5,802	27,594	27,072
Excess purchase price over predecessor basis of net assets acquired	(387)	(7,206)	(387)	(3,569)
(Accumulated deficit) retained earnings	(11,591)	(12,127)	5,909	5,754
Total shareholders’ equity (deficit)	(9,196)	(13,526)	33,122	29,263
Total liabilities and stockholders’ equity (deficit)	$123,793	$119,382	$126,026	$121,761

SOI HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Year Ended December 31, 2006 and the Periods From August 4, 2005 to
December 31, 2005, From January 1, 2005 to August 3, 2005, From July 1,
2004 to December 31, 2004 and From January 1, 2004 to June 30, 2004

(in thousands of dollars, except share data)

Restated Consolidated Statements of Operations Amounts

			Aug. 4 2005 to
	2006		Dec. 31, 2005
	As		As
	Originally	As	Originally	As
	Reported	Restated	Reported	Restated

Revenues	$212,600	$212,314	$78,414	$78,293
Cost of services	164,275	164,268
Gross profit	48,325	48,046	25,864	25,743
Selling, general and administrative expenses	27,147	27,050	10,507	10,556
Depreciation and amortization	8,397	8,063	3,408	3,332
Change of control payment and other	—	420	—	184
Operating profit	12,781	12,513	11,949	11,671
Interest expense	(8,355)	(8,273)
Other income (expense)	(7,916)	(7,834)
Income before income tax expense	4,865	4,679	9,622	9,529
Income tax expense	1,961	2,157	3,714	3,775
Net income	2,904	2,522	5,909	5,754
Net income available to common stockholders(1)	527	1,137	5,909	4,762
Net income available to common stockholders per share
Basic	1.65	3.57	15.43	14.94
Diluted	1.48	3.55	15.43	14.94

(1)	Amounts shown also reflect the preferred stock dividends pursuant to SFAS No. 128, Earnings Per Share (“SFAS No. 128”). The Company’s financial statements did not reflect the application of SFAS No. 128.

SOI HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Year Ended December 31, 2006 and the Periods From August 4, 2005 to
December 31, 2005, From January 1, 2005 to August 3, 2005, From July 1,
2004 to December 31, 2004 and From January 1, 2004 to June 30, 2004

(in thousands of dollars, except share data)

Restated Consolidated Statements of Cash Flows Amounts

			Aug. 4, 2005 to
	2006		Dec. 31, 2005
	As		As
	Originally	As	Originally	As
	Reported	Restated	Reported	Restated

Net income	$2,904	$2,522	$5,909	$5,754
Net cash provided by operating activities	19,611	19,517	17,641	18,315
Net cash used in investing activities	(1,013)	(710)	(28,481)	(66,540)
Net cash used in financing activities	(23,568)	(23,777)	26,397	64,969
Net (decrease) increase cash and cash equivalents	(4,970)	(4,970)	15,557	16,744
Cash and Cash Equivalents
Beginning of period	29,398	29,398	13,841	12,654

End of period	$24,428	$24,428	$29,398	$29,398

3.	Principles of Consolidation and Summary of Significant Accounting Policies

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of SOI Holdings, Inc. and its subsidiaries after elimination of all significant intercompany accounts and transactions.

Segment Reporting
The Company operates in one reportable segment under the Statement of Financial Accounting Standards (“SFAS”) No. 131, Disclosures About Segments of an Enterprise and Related Information.

Use of Estimates
The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States (“GAAP”), which requires the Company to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances including actuarially accepted quantitative and analytical methods in determining workers’ compensation accruals, health benefit claims accruals and expense recognized for retrospectively rated policies. The estimated value of the Company’s stock utilized in

SOI HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Year Ended December 31, 2006 and the Periods From August 4, 2005 to
December 31, 2005, From January 1, 2005 to August 3, 2005, From July 1,
2004 to December 31, 2004 and From January 1, 2004 to June 30, 2004

(in thousands of dollars, except share data)

recognition of stock based compensation expense is also a significant estimate. Actual results could differ from those estimates.

Reclassifications
Certain amounts for prior periods have been reclassified to conform to the 2006 presentation.

Comprehensive Income
Comprehensive income (loss) is equal to net income (loss) for all periods presented, as the Company has no items required to be recognized in other accumulated comprehensive income.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash and highly liquid investments with original maturities of less than 90 days. Cash and cash equivalents are stated at cost, which approximates fair value. The Company has certain cash accounts with Regions, amounting to a book overdraft balance of $602 at December 31, 2006 and $90 at December 31, 2005.

Restricted Cash
Restricted cash at December 31, 2006 and 2005 consists of certificates of deposits with a financial institution for the assurance of the payment of payroll taxes to comply with a state licensing requirement. These amounts are considered noncurrent due to the requirement to maintain the deposit in a state as long as the Company does business in the particular state.

Fair Value of Financial Instruments
The Company’s financial instruments consist principally of cash and cash equivalents, accounts receivable, and debt obligations. The estimated fair value of these financial instruments approximates their carrying value at December 31, 2006 and 2005.

Derivative Financial Instruments
Interest rate derivative instruments are used to manage exposure to interest rate volatility resulting from variable rate debt (Note 12). SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (“SFAS 133”) requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. The Company did not designate this instrument as a hedge and accordingly, changes in the fair value of the derivative instrument are recognized as current period income or expense.

In November 2006, the Company entered into an interest rate swap transaction (the “Collar”) for the purpose of limiting the risk of interest rate increases on its variable rate debt totaling $37,300 which declines as payments on the Credit Agreement are made ($36,575 at December 31, 2006). Under the terms of the Collar, the Company is reimbursed for interest expense caused by LIBOR rates in excess of 6.00% and the Company pays any interest savings if LIBOR rates fall to less than 3.85%. The market LIBOR used was 5.38% as of December 31, 2006. The estimated fair value of the Collar was not material at December 31, 2006.

In August 2005, the Company entered into an interest rate swap to manage its exposure to interest rate risk. The fair value on this derivative at December 31, 2005, was approximately $18 and has been recognized as a reduction of interest expense for the period. During the period from August 4, 2005 through

SOI HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Year Ended December 31, 2006 and the Periods From August 4, 2005 to
December 31, 2005, From January 1, 2005 to August 3, 2005, From July 1,
2004 to December 31, 2004 and From January 1, 2004 to June 30, 2004

(in thousands of dollars, except share data)

December 31, 2005, $73 was recorded in interest expense in the accompanying consolidated statements of operations. In November 2006, this swap was terminated in exchange for receipt of approximately $210. A gain of $192 has been recorded as a reduction of interest expense in the 2006 financial statements.

Property, Equipment and Computer Software
Property and equipment are stated at cost less accumulated depreciation. Maintenance, repairs and minor replacements are expensed as incurred; replacement and improvements are capitalized. Upon retirement or disposal of properties, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in selling, general and administrative expenses in the statement of income. Depreciation is computed using the straight-line method.

The estimated useful lives are as follows:

Computer and office equipment	1 - 10 years
Furniture and fixtures	7 years
Leasehold improvements	Lesser of useful life or lease term

The Company reviews its property and equipment amounts for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset (asset group) may not be recoverable. An impairment loss is recognized if the carrying amount of the asset exceeds the estimated undiscounted cash flows expected to be generated from the asset. The amount of the impairment loss recorded is calculated as the excess of the asset’s carrying value over its fair value. Fair value is generally determined using a discounted cash flow analysis.

Software developed for internal use is accounted for in accordance with Statement of Position (“SOP”) 98-1, Accounting for the Costs of Computer Software Developed and Obtained for Internal Use. The Company capitalizes internally developed software on a project by project basis. Amortization of capitalized software is computed on an item by item basis over a period of 12 years, which is the expected useful life of the software. As of December 31, 2006 and 2005, $1,218 and $575 of internally developed software was included in property and equipment, net of accumulated amortization. Amortization of capitalized software is included in depreciation expense and totaled $214 for the year ended December 31, 2006, $80 for the period from January 1, 2005 through August 3, 2005, $62 for the period August 4, 2005 through December 31, 2005, $77 for the period from July 1, 2004 to December 31, 2004 and $129 for the period from January 1, 2004 to June 30, 2004. The amount of costs capitalized related to software developed for internal use was $857 for the year ended December 31, 2006, $217 for the period from January 1, 2005 through August 3, 2005, $213 for the period August 4, 2005 through December 31, 2005, $77 for the period from July 1, 2004 to December 31, 2004 and $121 for the period from January 1, 2004 to June 30, 2004.

As a result of the SPA, certain purchased software costs are included in intangible assets in the accompanying balance sheets. These costs are related to the development of certain software programs, which were developed internally and determined to have a fair value greater than their net book value at the time of the purchase and are amortized over 12 years.

Goodwill and Intangible and Other Assets
The August 2005 acquisition included certain identifiable intangible assets and goodwill in the purchase price. The goodwill and intangible assets are subject to the provisions of SFAS No. 142, Goodwill and

SOI HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Year Ended December 31, 2006 and the Periods From August 4, 2005 to
December 31, 2005, From January 1, 2005 to August 3, 2005, From July 1,
2004 to December 31, 2004 and From January 1, 2004 to June 30, 2004

(in thousands of dollars, except share data)

Other Intangible Assets (“SFAS 142”). Goodwill represents the excess of the purchase price over the fair value of the net assets at the date of acquisition. Intangible and other assets consist of debt issuance costs, customer base and other identifiable intangible assets (software specifically identified). Goodwill is not amortized, but is tested for impairment annually and between annual tests if an event occurs or circumstances change that would indicate the carrying amount may be impaired. The Company determined there was no impairment of goodwill as of December 31, 2006 and 2005, based on its annual test. Customer base and other intangible assets are amortized on a straight-line basis over a 3 year and 12 year period. Capitalized debt issuance costs are amortized over the term of the debt agreement.

Intangible assets with finite lives are tested for impairment whenever events or circumstances indicate that the carrying amount of the asset may exceed the estimated undiscounted cash flows used in determining the fair value of the asset. The Company has determined that no impairment of the intangible assets existed as of December 31, 2006 and 2005.

Workers’ Compensation Insurance
The Company has maintained a loss sensitive workers’ compensation program since March 1, 2000 with an insurance company. The insured loss sensitive program provides insurance coverage for claims incurred in each plan year but which will be paid out over future periods. An affiliate of the insurance company acts as a third party administrator to process claims, for which it is paid an administrative fee. In states where private insurance is not permitted, customer employees are covered by state insurance funds.

Workers’ compensation expense for the year is based upon premiums paid to the carrier for the current year coverage, estimated total cost of claims to be paid by the Company that fall within the policy deductible and the administrative costs of the programs. Additionally, any revisions to the ultimate loss estimates of the prior years’ loss sensitive programs are recognized in the current year. A workers’ compensation receivable (liability) is established when amounts paid for premiums, claims and administrative expense are in excess of (less than) required accruals. The Company has prepaid workers’ compensation of $3,590 at December 31, 2006 and a liability of $1,126 at December 31, 2005 related to advances made to the third party administrator in excess of (less than) the required accruals.

At least annually an unrelated independent actuary is utilized to assist in estimating the cost of claims incurred based on current and historical loss development trends. This data is used in the Company’s development of overall loss estimates related to each open program year. The estimated cost of the claims calculated may be subsequently revised based on future developments relating to such claims.

Prior to the August 2005 acquisition, the Company paid certain deposits to its workers’ compensation insurance carrier for the future payment of claims incurred through that date (the “Carrier Cash”). Under the terms of the SPA, either (i) Regions was required to reimburse the Company for excess workers’ compensation claim payments and estimated remaining loss reserves related to workers’ compensation claims incurred on or before the acquisition if the total of the Carrier Cash exceeded such payments and estimated remaining loss reserves by less than $2,545, as determined at the future valuation date (August 2008) or (ii) the Company was required to reimburse Regions for the amount, if any, that the Carrier Cash exceeded such payments and estimated remaining loss reserves by more than $3,545 as determined at the aforementioned future valuation date. At December 31, 2006, the Carrier Cash balance was approximately $28,600 and the estimated remaining loss reserves for claims incurred (for the five policy years) prior to the acquisition was approximately $24,300. Due to the contingent nature of any estimated amount due from or

SOI HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Year Ended December 31, 2006 and the Periods From August 4, 2005 to
December 31, 2005, From January 1, 2005 to August 3, 2005, From July 1,
2004 to December 31, 2004 and From January 1, 2004 to June 30, 2004

(in thousands of dollars, except share data)

payable to Regions; no receivable or liability amount has been included in the Company’s 2006 financial statements.

Health Benefits
Claims incurred under health benefits plans are expensed as incurred according to the terms of each contract. For certain contracts, liability accruals are established for the benefit claims reported but not yet paid and claims that have been incurred but not yet reported.

Employment Practice Liability Insurance
The Company has an Employment Practice Liability Insurance (“EPLI”) policy with an independent insurance company that covers the Company and its clients. The Company and its clients share the cost of claims up to a $75 deductible per claim under this insurance agreement. At December 31, 2006, the Company had accrued $287 in other long-term liabilities in the accompanying balance sheet, related to claims incurred prior to year-end. The process by which the accrual is established is based on information regarding the litigation outstanding and estimates based on experience. These estimates are revised and adjustments, as necessary, are recorded in the period in which additional data is received.

Income Taxes
The Company accounts for income taxes under the liability method whereby deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effects on deferred tax assets and liabilities or subsequent changes in the tax laws and rates are recognized in income during the year the changes are enacted.

Stockholders’ Equity
Common Stock
In August 2006, subsequent to the redemption of the preferred stock (see “Preferred Stock” below), the Board of Directors approved the payment of dividends on the outstanding and issued common stock at that point in time. Total dividends declared and paid on common stock were $22,257 ($69.85 per share) in 2006.

Preferred Stock

In July 2006, the Board of Directors approved the redemption of all outstanding and issued shares of Series A preferred stock at a total cost of $23,366 ($73.33 per share). Dividends stopped accruing in July 2006 and accrued dividends of $2,377 ($7.46 per share) were paid.

The Company had 37,500 shares of Series A preferred stock issued and outstanding at December 31, 2006, representing preferred stock issued to Regions pursuant to the contingent purchase price adjustment (Note 1). The Series A preferred stock accumulated dividends at a rate of 10% compounded on a quarterly basis from the acquisition date.

Revenue Recognition

Revenues are reported in accordance with EITF 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent. Accordingly, certain amounts in the statements of operations are reported on a “gross” basis while other amounts are reported on a “net” basis.

SOI HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Year Ended December 31, 2006 and the Periods From August 4, 2005 to
December 31, 2005, From January 1, 2005 to August 3, 2005, From July 1,
2004 to December 31, 2004 and From January 1, 2004 to June 30, 2004

(in thousands of dollars, except share data)

Revenues are derived from gross client billings less worksite employee payroll costs. Gross billings are based on (i) the payroll cost, which includes wages, bonuses and related payroll taxes, of the client’s worksite employees; and (ii) a service fee computed as a percentage of the payroll cost; and (iii) a charge for health benefits based on the number of participating worksite employees, if elected. Worksite employee payroll consists solely of the payroll associated with client employees. Among the factors considered in determining “net” versus “gross” reporting, the Company is not deemed to be the primary obligor for worksite employee payroll costs and accordingly, such amounts are reported “net” in the statement of operations.

Revenues are recognized in the period that services are rendered to clients pursuant to the contract terms. Revenues also include unbilled amounts for work performed by client worksite employees that is unpaid at the end of each period. Worksite employee payroll costs are accrued as earned by the employee. Subsequent to the end of each period, unpaid worksite employee payroll costs are paid by the Company to the employees and any unbilled amounts are invoiced to the client.

Costs of services consist principally of (i) the client’s portion of worksite employee payroll related taxes; (ii) workers’ compensation costs and (iii) health benefits costs and (iv) other employee benefits costs (e.g. 401(k) costs). These amounts are reported on a “gross” basis in the statement of operations as the Company is the primary obligor among other factors considered.

Revenues as reported in the statements of operations were as follows:

					Strategic
					Outsourcing, Inc.
	SOI Holdings		Strategic Outsourcing, Inc.		Union Planters
	Successor Restated		Regions Predecessor		Predecessor
		August 4,	January 1,	July 1,	January 1,
	Year Ended	2005 to	2005 to	2004 to	2004 to
	December 31,	December 31,	August 3,	December 31,	June 30,
	2006	2005	2005	2004	2004

Gross billings	$1,137,403	$470,649	$633,778	$515,524	$485,708
Worksite employee payroll	925,089	392,356	502,825	418,177	392,227

Revenues	$212,314	$78,293	$130,953	$97,347	$93,481

Customer prepayments of $831 and $916 at December 31, 2006 and 2005, respectively, are netted against unbilled accounts receivable in the consolidated balance sheets. Customer over-payments of $96 and $202 at December 31, 2006 and 2005, respectively, are included in accounts payable.

Earnings Per Share

The Company computes and discloses earnings per share in accordance with the provisions of SFAS No. 128. Basic earnings per share is calculated by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to common stockholders by the weighted average number of common and common equivalent shares outstanding during the year.

SOI HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Year Ended December 31, 2006 and the Periods From August 4, 2005 to
December 31, 2005, From January 1, 2005 to August 3, 2005, From July 1,
2004 to December 31, 2004 and From January 1, 2004 to June 30, 2004

(in thousands of dollars, except share data)

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risks consist principally of temporary cash investments and accounts receivable. The Company invests temporary cash investments with high credit financial institutions. At December 31, 2006 and 2005 substantially all cash and cash equivalents are maintained by major financial institutions. There was no significant concentration of sales or accounts receivable with any one customer in the periods presented herein.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) has issued Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Base Payment (“SFAS 123R”), which requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense in the consolidated financial statements based on their fair values. This standard was effective for the Company for the year ended December 31, 2006 and is applicable to stock based awards issued by the Company after January 1, 2006. Awards granted prior to the effective date continue to follow the accounting guidance in APB 25 Accounting for Stock Issued to Employees (APB 25). See Note 13. The adoption of SFAS No. 123R did not have a material impact on the Company’s 2006 results of operations.

The FASB has issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. FIN 48 requires companies to determine whether it is “more likely than not” that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. This Interpretation, effective January 1, 2007, had no impact on the consolidated financial position of the Company upon adoption.

The FASB has issued SFAS No. 157, Fair Value Measurements, which clarifies the definition of fair value and the methods used to measure fair value and requires expanded disclosures about fair value measurements of assets and liabilities. SFAS No. 157 is effective for the Company in 2008 and is not expected to have a significant impact on the Company’s financial statements.

The FASB has issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115, which permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for the Company in 2008 and the Company is currently evaluating the potential impact this standard may have on its financial position and results of operations.

SOI HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Year Ended December 31, 2006 and the Periods From August 4, 2005 to
December 31, 2005, From January 1, 2005 to August 3, 2005, From July 1,
2004 to December 31, 2004 and From January 1, 2004 to June 30, 2004

(in thousands of dollars, except share data)

4.	Property and Equipment

As of December 31, 2006 and 2005, property and equipment is as follows:

	2006	2005

Computer and office equipment	$2,666	$1,783
Furniture and fixtures	95	78
Leasehold improvements	7	7
Software in development	494	—

	3,262	1,868
Less: Accumulated depreciation	(750)	(190)

Total property and equipment, net	$2,512	$1,678

Depreciation expense for the year ended December 31, 2006 totaled $558. Depreciation for the period August 4, 2005 to December 31, 2005 totaled $205 and for the period January 1, 2005 to August 3, 2005 totaled $270. Depreciation for the period January 1, 2004 to June 30, 2004 totaled $298 and for the period July 1, 2004 to December 31, 2004 totaled $200. In 2006, the Company entered into a capital lease totaling approximately $468 with accumulated amortization of $8 at December 31, 2006, which is included in depreciation expense in 2006.

5.	Intangible and Other Assets

Intangible and other assets subject to amortization consist of the following:

	Debt
	Issuance	Customer	Capitalized
	Costs	Base	Software	Total

Balances, August 4, 2005	$1,911	$22,349	$654	$24,914
Amortization	(156)	(3,106)	(21)	(3,283)

Balances, December 31, 2005 restated	1,755	19,243	633	21,631
Debt issuance costs incurred	3,413	—	—	3,413
Debt extinguishment charge	(1,388)	—	—	(1,388)
Revaluation of intangibles	—	(1,023)	(6)	(1,029)
Amortization	(485)	(7,449)	(55)	(7,989)

Balances, December 31, 2006 restated	$3,295	$10,771	$572	$14,638

Software and customer based assets have been recorded at fair value as determined at the acquisition date (see Note 1). Debt issuance cost amortization expense (including the debt extinguishment charge) for the year ended 2006 totaled approximately $1,874. Amortization of debt issuance costs totaled $156 for the period August 4, 2005 to December 31, 2005 and totaled $0 for the period January 1, 2005 to August 3, 2005. Amortization of debt issuance costs is included in interest expense in all periods presented herein. Amortization expense for all other intangible assets totaled approximately $7,505 for the year ended 2006. All other amortization expense totaled $3,127 for the period August 4, 2005 to December 31, 2005, $3,896

SOI HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Year Ended December 31, 2006 and the Periods From August 4, 2005 to
December 31, 2005, From January 1, 2005 to August 3, 2005, From July 1,
2004 to December 31, 2004 and From January 1, 2004 to June 30, 2004

(in thousands of dollars, except share data)

for the period January 1, 2005 to August 3, 2005, and $3,339 for the period July 1, 2004 to December 31, 2004, and $0 for the period January 1, 2004 to June 30, 2004.

Amortization of intangible and other assets over the next five years and thereafter is as follows:

2007	$7,581
2008	4,746
2009	777
2010	769
2011	464
Thereafter	300

Intangible assets not subject to amortization consist of goodwill totaling $45,590 and $42,565 at December 31, 2006 and 2005, respectively. Goodwill increased by $3,025 in 2006 as described in Note 1.

6.	Employee Benefit Plans

The Company provides health and welfare employee benefit coverage to clients and employees in addition to a 401(k) defined contribution plan.

The 401(k) employee savings plan (the “Plan”) is a Multiple Employer Plan (“MEP”) administered by an independent insurance company and provides participants with a variety of investment options. Under the MEP, participating client companies select various eligibility, contribution, and vesting options. The determination of amounts, if any, of contributions by the Company to the Plan is subject to the sole discretion of the Company. Expense associated with these plans totaled $1,345 in 2006, $1,301 and $429 in the periods ending August 3, 2005 and December 31, 2005, respectively, and $540 and $665 in the periods ending June 30, 2004 and December 31, 2004, respectively.

The Company has a self-insured health care plan (fully-insured in Florida, North Carolina, South Carolina, California, Nevada, Virginia, Colorado and Texas) with a specific stop-loss of $200 ($250 in Florida) per participant per plan year. The Company fully funds its aggregate liability for the plan into a trust. The trust funds all claims, re-insurance premiums and administrative costs of the plan. The trust has not sought or received a letter of qualification pursuant to Section 501(c)(9) of the Internal Revenue Code (“IRC”) regarding its tax-exempt status. However, the Company’s management believes that the trust qualifies in its design as well as operation with applicable regulations of the IRC.

Health benefit accruals are based primarily on management’s estimates which utilize estimates of claims incurred but not reported and for claims reported but not yet paid. The liability is shown on the consolidated balance sheet net of funds available to pay future claims in the health care trust and receivables due from insurance carriers for amounts paid in excess of stop loss deductibles. The assumptions used in determining the liability are regularly reviewed and any adjustment resulting from these reviews is reflected in current estimates. At December 31, 2006 and 2005, included in current liabilities are incurred but unreported health care claims totaling $6,473 and $0, respectively.

SOI HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Year Ended December 31, 2006 and the Periods From August 4, 2005 to
December 31, 2005, From January 1, 2005 to August 3, 2005, From July 1,
2004 to December 31, 2004 and From January 1, 2004 to June 30, 2004

(in thousands of dollars, except share data)

7.	Earnings Per Share

The reconciliation of net income available to common stockholders and shares outstanding for the purposes of calculating basic and diluted earnings per share for the year ended December 31, 2006 and the period from August 4, 2005 to December 31, 2005 is as follows:

	Restated
		August 4 to
	December 31,	December 31,
	2006	2005

Numerator
Net income (loss) available to common stockholders	$1,137	$4,762

Denominator
Weighted average common shares outstanding	318,649	318,649
Dilutive effect of stock options	1,485	—

Dilutive shares outstanding	320,134	318,649

Net income (loss) per share available to common stockholders
Basic	$3.57	$14.94
Diluted	3.55	14.94

8.	Income Taxes

Components of income tax expense (benefit) are as follows:

					Strategic
					Outsourcing, Inc.
	SOI Holdings		Strategic Outsourcing, Inc.		Union Planters
	Successor Restated		Regions Predecessor		Predecessor
		August 4,	January 1,	July 1,	January 1,
	Year Ended	2005 to	2005 to	2004 to	2004 to
	December 31,	December 31,	August 3,	December 31,	June 30,
	2006	2005	2005	2004	2004
Current
Federal tax	$(84)	$2,880	$6,237	$3,916	$2,128
State tax	307	659	1,376	918	518

	223	3,539	7,613	4,834	$2,646

Deferred
Federal tax	1,735	193	(8,092)	(754)	(930)
State tax	199	43	(1,200)	(169)	(207)

	1,934	236	(9,292)	(923)	(1,137)

Total provision (benefit)	$2,157	$3,775	$(1,679)	$3,911	$1,509

SOI HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Year Ended December 31, 2006 and the Periods From August 4, 2005 to
December 31, 2005, From January 1, 2005 to August 3, 2005, From July 1,
2004 to December 31, 2004 and From January 1, 2004 to June 30, 2004

(in thousands of dollars, except share data)

A reconciliation of taxes based on the U.S. federal statutory rate of 34% for 2006 and 35% for prior periods is as follows:

					Outsourcing, Inc.
	SOI Holdings		Strategic Outsourcing, Inc.		Union Planters
	Successor Restated		Regions Predecessor		Predecessor
		August 4,	January 1,	July 1,	January 1,
	Year Ended	2005 to	2005 to	2004 to	2004 to
	December 31,	December 31,	August 3,	December 31,	June 30,
	2006	2005	2005	2004	2004
Income taxes (benefit) at the federal statutory rate	$1,591	$3,335	$(1,404)	$3,610	$1,359
State income taxes (benefit), net of federal benefit	525	456	(189)	487	202
Tax credits	—	(84)	(96)	(125)	(125)
Non-deductible items	—	—	—	—	35
Other, net	41	68	10	(61)	38

	$2,157	$3,775	$(1,679)	$3,911	$1,509

The components of deferred tax assets and liabilities included in the accompanying balance sheets are as follows:

	December 31,
	2006	2005

Deferred tax assets
Deferred compensation	$—	$180
Workers’ compensation	—	642
Amortization	290	—
Reserves not currently deductible	246	2
Allowance for bad debts	12	6
Stock option compensation	316	67
Interest rate collar	2	—

Total deferred tax assets	866	897

Deferred tax liabilities
Fixed assets	(58)	(16)
Workers’ compensation	(2,667)	—
Amortization	—	(892)
Prepaid assets	(311)	(217)
Mark to market adjustment	—	(7)

Total deferred tax liabilities	(3,036)	(1,132)

Net deferred tax liabilities	$(2,170)	$(235)

SOI HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Year Ended December 31, 2006 and the Periods From August 4, 2005 to
December 31, 2005, From January 1, 2005 to August 3, 2005, From July 1,
2004 to December 31, 2004 and From January 1, 2004 to June 30, 2004

(in thousands of dollars, except share data)

9.	Leases

The Company leases office equipment and space under noncancelable operating and capital lease agreements, some of which contain escalation clauses. Rent expense for the year ended December 31, 2006 totaled approximately $998. Rent expense for the period ended December 31, 2005 totaled $416 and for the period ended August 3, 2005 totaled $519. Rent expense for the period ended December 31, 2004 and June 30, 2004 totaled $445 and $449, respectively. As of December 31, 2006, minimum future rental payments under these capital and noncancelable operating leases having original terms in excess of one year are as follows:

	Capital	Operating

2007	$186	$798
2008	172	636
2009	156	552
2010	—	411
2011	—	85
Thereafter	—	7

Total minimum lease payments	514	$2,489

Less: Amount representing interest	61

Present value of minimum lease payments	453
Less: Current portion	150

Long-term obligations under capital lease	$303

10.	Commitments and Contingencies

State Regulation

The Company is subject to licensing regulations in certain states, which require among other things that the Company meet certain minimum net worth, working capital and other financial and legal requirements. The Company believes it has fully complied in all material respects with all state regulations regarding minimum net worth, working capital and all other financial and legal requirements.

Litigation

The Company has certain contingent liabilities resulting from litigation and claims incidents in the ordinary course of business, all of which are being defended vigorously. Management believes that the probable resolution of such contingencies will not materially affect the Company’s financial position or results of operations. However, the defense and settlement of these claims may impact the future availability of, and retention amounts and cost to the Company, for applicable insurance coverage.

The Company is a plaintiff in a federal lawsuit against one of its former workers’ compensation insurance carriers contending that the former carrier failed to honor a commitment to provide workers’ compensation coverage at agreed rates for the final ten months of a three year agreement. The former carrier counterclaimed for additional premium. The case was tried and in March 2006 the jury returned a

SOI HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Year Ended December 31, 2006 and the Periods From August 4, 2005 to
December 31, 2005, From January 1, 2005 to August 3, 2005, From July 1,
2004 to December 31, 2004 and From January 1, 2004 to June 30, 2004

(in thousands of dollars, except share data)

verdict awarding the Company approximately $7,900 in damages and an additional $2,600 in prejudgment interest on its claims and awarding the former carrier approximately $600 and an additional $150 in prejudgment interest on its counterclaims; judgment was entered accordingly. In March 2007, the former carrier filed an appeal. As of December 31, 2006, no asset or liability has been recorded in the financial statements due to the uncertainty involved in the appeal.

11.	Accrued and Other Liabilities

Accrued and other liabilities at December 31 are as follows:

	Restated
	2006	2005

Accrued cost of sales on wages	$4,332	$3,776
Accrued other expense	2,372	2,630
Accrued incentive pay	1,834	2,645
Accrued workers’ compensation safety incentive	1,030	—
Accrued 401(k) match	952	1,240
Accrued interest expense	537	1,817
Workers’ compensation liability reserve	—	1,126

Total accrued and other liabilities	$11,057	$13,234

12.	Financing Obligations

Financing obligations at December 31 are as follows:

	2006	2005

Term debt	$73,150	$45,500
Capital lease obligation (Note 9)	453	—
Less: Current maturities	(12,075)	(8,094)

Long-term debt, net of current portion	$61,528	$37,406

Debt Refinancing

On July 27, 2006, the Company refinanced its outstanding term loan and revolving debt agreement. As a result of the refinancing, the Company repaid the outstanding balance on the term loan and revolving debt and obtained $76,000 in term debt and a new revolving line of credit. The Company was charged a prepayment penalty of $788 on the refinanced debt. The Company incurred debt acquisition costs of approximately $3,413 in conjunction with the new senior credit agreement which are being amortized over the terms of the agreement. These debt costs have been capitalized and included in intangible and other assets in the accompanying consolidated balance sheet. Capitalized debt costs related to the old debt agreement totaling $1,388 were written off and are included in interest expenses in the accompanying 2006 consolidated statement of operations.

SOI HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Year Ended December 31, 2006 and the Periods From August 4, 2005 to
December 31, 2005, From January 1, 2005 to August 3, 2005, From July 1,
2004 to December 31, 2004 and From January 1, 2004 to June 30, 2004

(in thousands of dollars, except share data)

Senior Credit Agreement

The new $76,000 term loan provides for quarterly payments ranging from $1,425 in 2006 to $8,550 in 2011. Interest on the term loan is at the lower of the rate of Prime plus the applicable margin or the LIBOR rate plus the applicable margin (11.25% and 8.32%, respectively at December 31, 2006). The applicable margin applied to the loan is based on the Company’s achievement of a specific leverage ratio as required by the terms of the agreement. The applicable margin in effect at December 31, 2006 was 3%. The agreement also provides for mandatory prepayments including 50% of excess cash flow as defined by the agreement. Any amounts payable as a result of excess cash flow are due and payable on the 120th day following year end. The Company made a mandatory prepayment of $4,325 in April 2007. Under the revolving line of credit the Company may borrow up to $10,000. No amounts under the revolver were outstanding at December 31, 2006. The revolving credit agreement expires in July 2011 and carries a commitment fee of 0.5% per annum on the average daily unused portion of the commitment, payable quarterly in arrears. Advances under the revolving credit agreement bear interest at the lower of the rate of LIBOR plus the applicable margin or the Prime rate plus the applicable margin.

Under the terms of the July 2006 senior credit agreement, the Company is subject to various covenants, the most restrictive of which include the following: a maximum leverage ratio, a minimum EBITDA, a minimum interest coverage ratio, maximum worker’s compensation insurance deductible and a maximum capital expenditure limitation, all as defined in the agreement.

Maturities of Long-Term Debt and Revolving Credit Agreement

At December 31, 2006, future maturities are as follows:

2007	$11,925
2008	11,400
2009	13,300
2010	23,750
2011	12,775

$73,150

Letters of Credit

The Company has a letter of credit agreement with a stockholder of the Company (Regions) under which letters of credit, up to a maximum total amount of $45,000, could be issued to certain insurance providers to serve as collateral for claims payments processed by those providers. The agreement provides for a letter of credit fee of 0.50% to 3.80% per annum on outstanding letter of credit amounts depending upon the total amount outstanding and certain key financial ratios. During 2006 and 2005, the letter of credit fee was 1.00%.

SOI HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Year Ended December 31, 2006 and the Periods From August 4, 2005 to
December 31, 2005, From January 1, 2005 to August 3, 2005, From July 1,
2004 to December 31, 2004 and From January 1, 2004 to June 30, 2004

(in thousands of dollars, except share data)

As of December 31, 2006 and 2005 outstanding letters of credit are as follows:

	2006	2005

Workers’ compensation liability reserve	$21,389	$36,389
Health care insurance providers	9,200	6,750

Total outstanding letters of credit	$30,589	$43,139

The agreement carries a commitment fee of 0.15% to 0.75% per annum on the average daily unused portion of the commitment, payable quarterly in arrears. The commitment fee can vary depending upon the total letters of credit amount outstanding and certain key financial ratios. During 2006 and 2005, the commitment fee was 0.30%.

The agreement provides that in the event that a beneficiary draws upon an outstanding letter of credit the Company will repay the amount to the letter of credit provider within one business day of notification plus interest at the base rate plus 2%. During 2006 and 2005, there were no draws against any outstanding letters of credit.

Under the terms of the letter of credit agreement, the Company is subject to various covenants including the following: maximum funded debt to EBITDA ratio, minimum EBITDA, minimum interest coverage ratio, and a capital expenditures limitation, as defined in the agreement. All assets owned by the Company served as collateral for the letter of credit agreement in conjunction with the senior term loan and revolving credit agreement.

13.	Stock Options

The Company’s 2005 Stock Option Plan provides for issuance of up to 45,000 shares of common stock and 45,000 shares of Series A preferred stock. Option awards may be granted to non-employee directors on an annual basis and to employees as determined by the Board of Directors. The option term is ten years with vesting ratably over three years. Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (“SFAS No. 123(R)”) requires non-public companies to value stock option awards using an option pricing financial model. The Company utilizes the Black-Scholes valuation model which relies on certain assumptions to estimate an option’s fair value.

As discussed in Note 2 to the accompanying consolidated financial statements, the Company determined that it had incorrectly accounted for the issuance of certain employee stock option grants as fixed awards at the date of grant. These awards should have been accounted for as variable awards resulting in recognition of compensation expense for any increase in intrinsic value over the vesting term of the options (three years). Accordingly, Company management engaged unrelated valuation specialists to assist it in performing retrospective valuations of the fair value of the Company’s stock for the periods ended December 31, 2006 and 2005 (including interim periods therein). The resulting increase in the fair value of the Company’s stock resulted in the restatement of the aforementioned financial statements. The estimated value of the Company’s stock was utilized in determining the estimated value of the aforementioned options.

Determining the fair value of the Company’s stock requires making complex and subjective judgments. There is inherent uncertainty in the use of estimates and judgments and there can be no certainty that the

SOI HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Year Ended December 31, 2006 and the Periods From August 4, 2005 to
December 31, 2005, From January 1, 2005 to August 3, 2005, From July 1,
2004 to December 31, 2004 and From January 1, 2004 to June 30, 2004

(in thousands of dollars, except share data)

estimated fair values can be realized due to there being no readily available market for the shares of the Company.

The following key assumptions among others utilized in determining the estimated fair value of the Company’s common stock included (i) estimated growth rate of 5% in 2005 increasing to 6.5% in 2006, (ii) discount rate of 16%, (iii) comparable public company discount decreasing from 50% in 2005 to 25% in 2006, (iv) terminal cash flow multiple decreasing from 8.6 in 2005 to 6.6 in 2006, and (v) calculated value of shares based on a weighted average of Income Approach and Guide Line Company valuation methods.

Stock Option Awards

The Company granted 35,250 stock options for the purchase of common and preferred shares in 2005 (including 17,625 variable options) and 3,320 in 2006 for the purchase of common and preferred shares.

A summary of the activity of the Company’s stock option awards for 2006 and 2005 are presented below:

	2006		2005
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Options	Price	Options	Price

Outstanding at beginning of year restated	35,250	$74.07	—	$—
Granted	3,320	74.07	35,250	74.07
Exercised	—	—	—	—
Forfeited	—	—	—	—

Outstanding at end of year restated	38,570	$74.07	35,250	$74.07

The following table provides the remaining contractual term and exercise prices of stock options outstanding and exercisable at December 31, 2006:

Options Exercisable (Restated)
Weighted
Number	Average
Exercisable at	Remaining		Aggregate
December 31,	Contractual	Exercise	Intrinsic
2006	Life (Years)	Price	Value

11,750	8.6	$74.07	$658

No stock options were exercisable at December 31, 2005.

SOI HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Year Ended December 31, 2006 and the Periods From August 4, 2005 to
December 31, 2005, From January 1, 2005 to August 3, 2005, From July 1,
2004 to December 31, 2004 and From January 1, 2004 to June 30, 2004

(in thousands of dollars, except share data)

Employee Stock-Based Compensation before January 1, 2006

Prior to January 1, 2006, the Company had adopted the provisions of APB 25 and the disclosure only provisions of SFAS No. 123. APB 25 is an intrinsic value based method and, accordingly, no compensation expense has been recognized for the 17,625 fixed stock options issued prior to January 1, 2006. As these stock options were granted with an exercise price equal to the estimated fair value. The Company estimated the fair value of each option grant as previously discussed. The following table illustrates the effect on net income available to common stockholders and earnings per share if the Company had applied the fair value recognition provisions of FAS 123 to stock-based employee compensation for the year ended December 31:

Restated
2005

Net income available to common stockholders, as restated	$4,762
Stock-based employee compensation expense that would have been included in net income if the fair value method had been applied	(37)
Tax benefit associated with stock-based compensation expense	14

Pro forma net income available to common stockholders	$4,739

Earnings per share
Basic — as restated	$14.94
Basic — pro forma	14.87
Diluted — as restated	14.94
Diluted — pro forma	14.87

Employee Stock-Based Compensation on or Subsequent to January 1, 2006

As a result of adopting SFAS 123R on January 1, 2006, the Company’s net income available to common stockholders for the year ended December 31, 2006 was $138 lower than had it continued to account for employee stock-based compensation under APB 25.

Under SFAS 123R, compensation cost for employee stock-based awards is based on the estimated grant-date fair value and is recognized over the vesting period of the applicable award on a straight-line basis. For the period from January 1, 2006 to December 31, 2006, the Company issued employee stock-based awards in the form of stock options. The weighted average estimated fair value of the employee stock options granted for the year ended December 31, 2006 was $120.43 per share. There were no stock options exercised during the year ended December 31, 2006.

The Company uses the Black-Scholes pricing model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards on the date of grant is affected by the estimated stock price as well as assumptions regarding a number of complex and subjective variables. These variables include expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates and expected dividends. The estimated grant-date fair values of the employee stock options were calculated using the Black-Scholes valuation model, based on the following assumptions for the years ended December 31, 2006 and 2005:

SOI HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Year Ended December 31, 2006 and the Periods From August 4, 2005 to
December 31, 2005, From January 1, 2005 to August 3, 2005, From July 1,
2004 to December 31, 2004 and From January 1, 2004 to June 30, 2004

(in thousands of dollars, except share data)

Expected Life

The expected life of three years is based on the “simplified” method described in the SEC Staff Accounting Bulletin, Topic 14: Share-Based Payment.

Volatility

The Company is a private entity with no historical data regarding the volatility of its common stock. Accordingly, the expected volatility of 72% used for 2006 is based on volatility of similar entities, referred to as “guideline” companies. In evaluating similarity, the Company considered factors such as industry, stage of life cycle and size. The Company utilized an expected volatility of 2% for 2005, referred to as the “minimum value” method pursuant to SFAS 123R.

Risk-Free Interest Rate

The risk-free rate is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options. The risk-free rate was 4.18% and 4.21% for 2006 and 2005, respectively.

Dividend Yield

The Company does not expect to pay cash dividends in the foreseeable future, and, accordingly, used an expected dividend yield of zero in the valuation model.

Forfeitures

SFAS 123(R) requires the Company to estimate forfeitures at the grant date, and revise such estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. All stock-based payment awards are amortized on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods. If the Company’s actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from what the Company has recorded in the current period.

As of December 31, 2006, there was $1,329 of total unrecognized compensation cost related to unvested variable common stock options. This cost will be recognized over the remaining weighted-average vesting period of approximately 1.6 years. The weighted-average fair value per share of variable stock options was $120.56 in 2006.

During the year ended December 31, 2006 and the period from August 4, 2005 to December 31, 2005, the Company recognized stock-based compensation expense of $694 and $170, respectively.

14.	Related Party Transactions

The Company has an annually renewable contract for consulting and advisory services with an affiliate of Clarion not to exceed $400 annually in any one calendar year plus expenses. Expense for these services totaled approximately $420 and $184 during the periods ended December 31, 2006 and 2005, respectively. In conjunction with the 2006 debt refinancing, an affiliate of Clarion was paid a financial advisory fee totaling $860. In connection with the 2005 debt financing for the August acquisition, an affiliate of Clarion was paid a financial advisory fee of $971.

SOI HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited)
Six Months Ended June 30, 2007 and December 31, 2006

	June 30,	December 31,
	2007	2006
	(In thousands of
	dollars, except share data)

ASSETS
Current assets
Cash	$17,161	$24,428
Unbilled accounts receivable	26,776	25,475
Accounts receivable, net of allowance for doubtful accounts of $185 and $300, respectively	960	1,823
Prepaid expenses	5,152	4,173

Total current assets	50,049	55,899
Property and equipment, net of accumulated depreciation of $945 and $750, respectively	3,056	2,512
Goodwill	45,590	45,590
Intangible and other assets, net of accumulated amortization of $9,758 and $6,329, respectively	10,848	14,638
Restricted cash	559	300
Deposits	111	69
Deferred income taxes	468	374

Total assets	$110,681	$119,382

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Book overdraft	$4,254	$2,067
Accounts payable	4,473	4,332
Accrued wages and withholdings	31,101	32,254
Accrued group insurance	5,535	6,473
Deferred income taxes	2,926	2,544
Current portion of long-term debt	13,993	12,075
Accrued and other liabilities	8,944	11,057
Income taxes payable	318	291

Total current liabilities	71,544	71,093
Long-term debt, net of current portion	52,451	61,528
Other long-term liabilities	106	287

Total liabilities	124,101	132,908

Stockholders’ deficit
Common stock, $0.01 par value; 600,000 shares authorized; 318,649 and 356,149 issued and outstanding	4	4
Preferred stock, $0.01 par value; 400,000 shares authorized; 0 and 37,500 issued and outstanding	—	1
Excess of purchase price over predecessor basis of net assets acquired	(7,206)	(7,206)
Additional paid-in capital	6,976	5,802
Accumulated deficit	(13,194)	(12,127)

Total stockholders’ deficit	(13,420)	(13,526)

Total liabilities and stockholders’ deficit	$110,681	$119,382

The accompanying notes are an integral part of these consolidated financial statements.

SOI HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations (Unaudited)
Six Months Ended June 30, 2007 and 2006

	Six Months Ended
	June 30,
	2007	2006
	(In thousands of dollars, except share data)

Revenues	$107,755	$104,323
Cost of services (excluding depreciation and amortization shown below)	81,806	83,320

Gross profit	25,949	21,003
Operating expenses
Selling, general and administrative expenses	19,075	13,182
Depreciation and amortization	3,825	4,020
Change of control payment and other	204	205

Operating profit	2,845	3,596

Other income (expense)
Interest income	265	286
Interest expense	(3,565)	(2,286)

Other expense	(3,300)	(2,000)

Income (loss) before income tax expense	(455)	1,596
Income tax expense	506	600

Net income (loss)	(961)	996
Cumulative preferred stock dividends	(106)	(1,205)

Net loss available to common stockholders	$(1,067)	$(209)

Net loss per share available to common stockholders
Basic	$(2.94)	$(.66)
Diluted	(2.94)	(.66)
Weighted average common shares
Basic	362,542	318,649
Diluted	362,542	318,649

The accompanying notes are an integral part of these consolidated financial statements.

SOI HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Deficit (Unaudited)
As of December 31, 2006 and as of June 30, 2007

					Additional	Excess
	Common Stock		Preferred Stock		Paid-in	Purchase	Accumulated
	Shares	Amount	Shares	Amount	Capital	Price	Deficit	Total
			(In thousands of dollars, except share data)

Balances, December 31, 2006	356,149	$4	37,500	$1	$5,802	$(7,206)	$(12,127)	$(13,526)
Preferred share redemption	—	—	(37,500)	(1)	(2,750)	—	—	(2,751)
Preferred stock dividend	—	—	—	—	—	—	(106)	(106)
Exercise of stock options	—	—	—	—	28	—	—	28
Stock option expense	—	—	—	—	3,896	—	—	3,896
Net loss	—	—	—	—	—	—	(961)	(961)

Balances, June 30, 2007	356,149	$4	$—	$—	$6,976	$(7,206)	$(13,194)	$(13,420)

The accompanying notes are an integral part of these consolidated financial statements.

SOI HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Unaudited)
Six Months Ended June 30, 2007 and 2006

	2007	2006
	(In thousands of dollars, except share data)

Cash flows from operating activities
Net income (loss)	$(961)	$996
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	3,825	4,020
Amortization of debt issuance costs	362	191
Other	—	(414)
Stock based compensation expense	3,896	434
Deferred income taxes	289	929
Provision for doubtful accounts	425	12
Changes in operating assets and liabilities
Receivables	(863)	655
Prepaid expenses and other assets	(1,280)	(5,049)
Accrued wages and other withholdings	(1,153)	(979)
Accrued expenses and other liabilities	(3,065)	(1,076)
Book overdraft	2,187	(330)

Net cash provided by (used in) operating activities	3,662	(611)

Cash flows from investing activities
Purchases of property and equipment	(941)	(427)

Net cash used in investing activities	(941)	(427)

Cash flows from financing activities
Proceeds received from issuance of long-term debt	18	—
Payments on long-term debt	(7,177)	(6,094)
Preferred stock dividend paid	(106)	—
Redemption of preferred stock	(2,751)	—
Proceeds received from the exercise of stock options	28	—

Net cash used in financing activities	(9,988)	(6,094)

Net decrease in cash and cash equivalents	(7,267)	(7,132)
Cash and cash equivalents
Beginning of period	24,428	29,398

End of period	$17,161	$22,266

SOI HOLDINGS, INC. AND SUBSIDIARIES
Notes to Unaudited Consolidated Financial Statements
Six Months Ended June 30, 2007 and 2006

(in thousands of dollars, except share data)

1.	Basis of Interim Presentation

In the opinion of the management of SOI Holdings, Inc. (the “Company”), the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal recurring adjustments, unless otherwise stated) necessary to state fairly the consolidated financial position, results of operations and cash flows for the interim periods reported herein. Operating results for the six months ended June 30, 2007, are not necessarily indicative of the results that may be expected for the year ending December 31, 2007. These unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto for the year ended December 31, 2006.

Comprehensive Income

Comprehensive income (loss) is equal to net income (loss) for all periods presented.

Revenue Recognition

Revenue is recognized at the time that services are rendered to customers pursuant to the contract terms with the respective customer.

Use of Estimates

The preparation of interim consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from these estimates.

Cash and Cash Equivalents

Cash equivalents consist principally of money market accounts and certificates of deposit which have original maturities of three months or less. Cash and cash equivalents are maintained primarily with high-credit worthy financial institutions.

2.	Intangible and Other Assets

A summary of the changes in intangible and other assets for the quarter ended June 30, 2007 is as follows:

	Debt
	Issuance	Customer	Capitalized
	Costs	Base	Software	Total

Balances, December 31, 2006	$3,295	$10,771	$572	$14,638
Amortization	(362)	(3,401)	(27)	(3,790)

Balances, June 30, 2007	$2,933	$7,370	$545	$10,848

Aggregate amortization expense was $3,790 and $3,943 for the six months ended June 30, 2007 and 2006, respectively. Amortization expense on other intangible assets is expected to approximate $3,429 in the second half of 2007, $4,023 in 2008, $55 in 2009, $55 in 2010 and $54 in 2011.

SOI HOLDINGS, INC. AND SUBSIDIARIES
Notes to Unaudited Consolidated Financial Statements
Six Months Ended June 30, 2007 and 2006

(in thousands of dollars, except share data)

3.	Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Six Months Ended
	June 30,	June 30,
	2007	2006

Numerator
Net loss available to common stockholders	$(1,067)	$(209)

Denominator
Weighted average common shares outstanding	362,542	318,649
Dilutive effect of stock options	—	—

Dilutive shares outstanding	362,542	318,649

Net loss per share available to common stockholders
Basic	$(2.94)	$(0.66)
Diluted	(2.94)	(0.66)

Stock options to purchase approximately 38,570 shares at June 30, 2006 were anti-dilutive and, therefore, are excluded from the computation of diluted income per common share amounts. There were no stock options outstanding at June 30, 2007. No adjustments were made to reported net income in the computations of loss per share.

4.	Income Taxes

The Company and/or its subsidiaries file federal, state and local income tax returns in the United States. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for periods prior to August 4, 2005.

The Company’s estimate for the potential outcome for any uncertain tax issue is highly judgmental and in the opinion of management has adequately provided for any reasonable foreseeable outcome related to these matters. However, the future results may include favorable or unfavorable adjustments to the estimated tax liabilities in the period the assessments are made or resolved or when statutes of limitation on potential assessments expire. Additionally, the jurisdictions in which the earnings or deductions are realized may differ from the current estimates. As a result, the effective tax rate may fluctuate significantly on a quarterly basis.

SOI HOLDINGS, INC. AND SUBSIDIARIES
Notes to Unaudited Consolidated Financial Statements
Six Months Ended June 30, 2007 and 2006

(in thousands of dollars, except share data)

Components of income tax expense (benefit) are as follows:

	Six Months Ended
	June 30,
	2007	2006

Current
Federal tax	$195	$(453)
State tax	24	(29)

	219	(482)

Deferred
Federal tax	256	988
State tax	31	94

	287	1,082

Total provision	$506	$600

A reconciliation of taxes based on the U.S. federal statutory rate of 34% for the year is as follows:

	Six Months Ended
	June 30,
	2007	2006

Income taxes (benefit) at the federal statutory rate	$(155)	$543
State income taxes, net of federal benefit	36	43
Stock options	603	—
Other, net	22	14

	$506	$600

5.	New Accounting Pronouncements

In March 2007, the FASB ratified the consensus reached by the Emerging Issues Task Force (“EITF”) in issue 6-10, Accounting for the Deferred Compensation and Post Retirement Benefit Aspects of Collateral Assignment Split-Dollar Life Insurance Arrangements. Under this consensus, the EITF concluded that an employer should recognize a liability for the postretirement benefit, if any, related to a collateral assignment split-dollar life insurance arrangement and should recognize and measure the asset under a collateral assignment arrangement based on the substance of the arrangement. The consensus is effective for the Company beginning in 2008. The Company is still in the process of evaluating the effects of EITF Issue 6-10, but its application is not expected to have a material impact on the Company’s financial position or results of operations.

The FASB has ratified the consensus reached by the EITF in issue 6-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards. Under this consensus, the EITF concluded a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity classified nonvested equity shares, nonvested equity share units, and outstanding equity share options should be recognized as an increase in additional paid-in capital. The

SOI HOLDINGS, INC. AND SUBSIDIARIES
Notes to Unaudited Consolidated Financial Statements
Six Months Ended June 30, 2007 and 2006

(in thousands of dollars, except share data)

consensus is effective for the Company beginning in 2008. The adoption of EITF 6-11 is not expected to have a material impact on the Company’s financial statements.

No other accounting pronouncement issued or effective during the current year-to-date period has had, or is expected to have, a material impact on the Company’s consolidated financial statements.

6.	Accrued and Other Liabilities

	June 30,	December 31,
	2007	2006

Accrued cost of sales on wages	$3,863	$4,332
Accrued other expense	2,205	2,372
Accrued incentive pay	756	1,834
Accrued workers’ compensation safety incentive	1,084	1,030
Accrued 401(k) match	574	952
Accrued interest expense	462	537

Total accrued and other liabilities	$8,944	$11,057

7.	Financing

Financing obligations at June 30, 2007 are as follows:

Term debt	$65,975
Capital lease obligation	469
Less: Current maturities	(13,993)

Long-term net of current portion debt	$52,451

8.	Stock Options

The Company’s 2005 Stock Option Plan provides for issuance of up to 45,000 shares of common stock and 45,000 shares of Series A preferred stock. Option awards may be granted to non-employee directors on an annual basis and to employees as determined by the Board of Directors. The option term is ten years with vesting periods ratably over three years. Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (“SFAS No. 123(R)”) requires nonpublic companies to value stock option awards using an option pricing financial model. The Company utilizes the Black-Scholes valuation model which relies on certain assumptions to estimate an option’s fair value.

During the quarter and six months ended June 30, 2007, the Company recognized stock-based compensation expense of $3,215 and $3,896, respectively. During the quarter and six months ended June 30, 2006, the Company recognized stock-based compensation expense of $231 and $434, respectively.

On June 27, 2007, the Company modified all 38,570 of its outstanding stock options by accelerating the vesting on all outstanding common share options in exchange for cancelling the preferred options outstanding, which had the effect of reducing the overall combined exercise price to $.74 from $74.07. The Company also added a repurchase feature that serves as a forfeiture provision. The original common share options were scheduled to vest over three year periods. The forfeiture provision effectively continues the vesting on similar terms, despite the nominal acceleration. All management employees agreed to the acceleration of vesting modification of the common options outstanding for cancellation of the preferred

SOI HOLDINGS, INC. AND SUBSIDIARIES
Notes to Unaudited Consolidated Financial Statements
Six Months Ended June 30, 2007 and 2006

(in thousands of dollars, except share data)

share options. As a result of the accelerated vesting provisions, all members of management immediately exercised all outstanding options on June 27, 2007 for an exercise price of $0.74 per share. Pursuant to the provisions of SFAS 123(R), the modification did not result in a noncash compensation charge.

The following table summarizes the transactions under the stock option plans during the first two quarters of fiscal 2007:

Weighted
Average
	Options	Exercise
	Outstanding	Price

Balance at December 31, 2006	38,570	$74.07
Granted	—	—
Exercised	(38,570)	74.07
Cancelled	—	—

Balance at June 30, 2007	—	$—

The total intrinsic value of stock options exercised during the quarter ended June 30, 2007 was $11,700.

9.	Recent Developments

In May 2007, the Company redeemed the preferred shares owned by Regions at a cost of $2,750 ($73.33 per preferred stock share). In connection with the redemption, all accumulated dividends were paid to Regions totaling $106 ($2.84 per preferred stock share), representing a 10% annual rate, compounded quarterly, for the period January 1, 2007 to May 18, 2007.

In June 2007, the Company entered into a Stock Redemption Agreement with Regions whereby in July 2007 it repurchased and retired all shares held by Regions (67,500 shares) for an aggregate purchase price of $10,000. The Stock Redemption Agreement also contains, among other provisions, termination of the Letter of Credit Facility and settlement for $500 of certain workers’ compensation amounts due by the Company pursuant to a Stock Purchase Agreement, both effective as of the redemption in July 2007.

In July 2007, the Company entered into an amendment to its Senior Credit Agreement which provided a new $30,000 synthetic letter of credit facility under which letters of credit may be issued to certain insurance providers to serve as collateral for claims payments processed by those providers. The agreement provides for a commitment fee of 0.75% to 3.00% per annum on the facility depending upon certain key financial ratios.

The agreement provides that in the event that a beneficiary draws upon an outstanding letter of credit the Company shall repay such amount to the letter of credit provider within one business day of notification or, if not, the draw amount will automatically become a term loan with interest at the base rate plus an applicable margin and will be repayable on a pro-rata basis in accordance with other term loans then outstanding under the Senior Credit Agreement.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other expenses of issuance and distribution

The following table sets forth all expenses to be paid by the registrant, other than the underwriting discount, in connection with this offering. All amounts shown are estimates except for the registration fee, the NASD filing fee and the New York Stock Exchange listing fee.

Amount to be
Paid

SEC registration fee	$2,648
NASD filing fee	$9,125
New York Stock Exchange listing fee		*
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment

Item 14.	Indemnification of directors and officers

SOI Holdings, Inc. is a Delaware corporation. Subsection (b)(7) of Section 102 of the Delaware General Corporation Law (the “DGCL”), enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. Article Fifth of our Amended and Restated Certificate of Incorporation has eliminated the personal liability of directors to the fullest extent permitted by Subsection (b)(7) of Section 102 of the DGCL.

Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director or officer acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, provided further that such director or officer had no reasonable cause to believe his conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith; that indemnification and advancement of expenses provided for, by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

Article Sixth of our Amended and Restated Certificate of Incorporation provides that the corporation shall indemnify directors and officers of the corporation to the fullest extent permitted by law. Article VIII of our Amended and Restated By-Laws provides that the corporation shall indemnify directors and officers of the corporation in accordance with the above-described provisions of Delaware law.

These indemnification provisions may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”).

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement is expected to provide for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act or otherwise.

We also maintain director and officer liability insurance in the amount of $10.0 million.

Item 15.	Recent sales of unregistered securities

Within the past three years, the registrant has sold and issued the following unregistered securities:

On July 28, 2005, we issued 300,000 shares of our preferred stock and 300,000 shares of our common stock to Regions Financial Corporation (“Regions”) in exchange for the contribution to us of 100% of the outstanding capital stock of Strategic Outsourcing, Inc. by Regions. On December 31, 2006, we issued 37,500 shares of our preferred stock and 37,500 shares of our common stock to Regions as additional consideration pursuant to a Stock Purchase Agreement dated June 29, 2005 among Regions, Union Planters Bank, National Association and SOI Investors, LLC, pursuant to which SOI Investors, LLC and certain affiliates had purchased from Regions 270,000 shares of our preferred stock and 270,000 shares of our common stock. The issuance of these shares to Regions was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act.

On August 3, 2005, we sold an aggregate of 18,648.65 shares of our preferred stock and 18,648.65 shares of our common stock to 13 members of our management team for a cash purchase price of $73.33 per preferred share and $0.74 per common share. The issuance of these shares was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act.

On June 27-29, 2007, we sold an aggregate of 38,570 shares of our common stock to one of our directors and 16 of our employees upon the exercise of options to purchase such shares issued under our equity incentive plan. The exercise price of $0.74 per share was paid in cash upon exercise. The issuance of these shares was exempt from the registration under the Securities Acts in reliance upon Rule 701 promulgated under the Securities Act.

Item 16.	Exhibits and financial statement schedules

(a)	List of Exhibits

The attached Exhibit Index is incorporated by reference.

(b)	Financial Statement Schedules

All schedules have been omitted because they are either inapplicable or the required information has been given in the consolidated financial statements herein or the notes thereto.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, on October 30, 2007.

SOI HOLDINGS, INC.

By:	/s/ Carl W. Guidice, Jr.
Carl W. Guidice, Jr.
President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Each person whose signature appears below hereby constitutes Carl W. Guidice, Jr. and Michael W. Willson and each of them singly, such person’s true and lawful attorneys, each with full power of substitution to sign for such person and in such person’s name and capacity indicated below, any and all amendments to this Registration Statement, and to file the same with the Securities and Exchange Commission, hereby ratifying and confirming such person’s signature as it may be signed by said attorneys to any and all amendments.

Signature	Title	Date

/s/ Carl W. Guidice, Jr. Carl W. Guidice, Jr.	President, Chief Executive Officer and Director (principal executive officer)	October 30, 2007

/s/ Michael W. Willson Michael W. Willson	Chief Financial Officer, Treasurer and Secretary (principal financial and accounting officer)	October 30, 2007

/s/ Anthony M. Danon Anthony M. Danon	Chief Operating Officer and Director	October 30, 2007

/s/ Alexander E. Fisher Alexander E. Fisher	Director	October 30, 2007

/s/ Jonathan M. Haas Jonathan M. Haas	Director	October 30, 2007

/s/ Eric D. Kogan Eric D. Kogan	Director	October 30, 2007

/s/ Marc A. Utay Marc A. Utay	Director	October 30, 2007

EXHIBIT INDEX

Exhibit No.		Description

†1	.1	Form of Underwriting Agreement.
3.1		Amended and Restated Certificate of Incorporation.
3.2		Amended and Restated Bylaws.
†4	.1	Specimen of common stock certificate.
†5	.1	Opinion of Duane Morris LLP.
10.1		Stockholders Agreement, dated August 3, 2005, by and among SOI Holdings, Inc., SOI Investors LLC, Trumpet Investors L.P., Trumpet SBIC Investors L.P., Regions Bank, and other Stockholders signatory thereto.
+10	.2	SOI Holdings, Inc. Amended and Restated 2005 Omnibus Plan.
+10	.3	Form of SOI Holdings, Inc. 2005 Omnibus Plan Nonqualified Common Stock Option Agreement.
+10	.4	Form of SOI Holdings, Inc. 2005 Omnibus Plan Amended and Restated Nonqualified Common Stock Option Agreement.
10.5		Stock Purchase Agreement, dated June 29, 2005, by and among Regions Financial Corporation, Union Planters Bank, National Association, Strategic Outsourcing, Inc. and SOI Investors LLC.
10.6		Amendment No. 1 to Stock Purchase Agreement, dated August 3, 2005, by and among Regions Financial Corporation, Regions Bank, Strategic Outsourcing, Inc. and SOI Investors LLC.
10.7		Stock Purchase Agreement, dated August 3, 2005, by and between SOI Investors LLC and Carl Guidice.
10.8		Amendment No. 1 to Stock Purchase Agreement, dated August 23, 2007, to Stock Purchase Agreement dated August 3, 2005, by and between SOI Investors LLC and Carl Guidice.
10.9		Management Stock Purchase Agreement, dated August 3, 2005, by and between SOI Holdings, Inc. and Mike Willson.
10.10		Management Stock Purchase Agreement, dated August 3, 2005, by and between SOI Holdings, Inc. and Anthony Danon.
10.11		Management Stock Purchase Agreement, dated August 3, 2005, by and between SOI Holdings, Inc. and Gilbert Aleman.
10.12		Office Lease Agreement, made May 26, 2000, by and between Highwoods Realty Limited Partnership, and Strategic Outsourcing, Inc.
10.13		First Amendment to Lease, entered into on August 5, 2004, by and between Highwoods Realty Limited Partnership, and Strategic Outsourcing, Inc.
10.14		Expansion Space Commencement Agreement, entered into on February 17, 2005, by and between Highwoods Realty Limited Partnership and Strategic Outsourcing, Inc.
+10	.15	Employment Agreement, dated June 29, 2005, by and between Strategic Outsourcing, Inc. and Carl Guidice.
+10	.16	Employment Agreement, dated June 29, 2005, by and between Strategic Outsourcing, Inc. and Gil Aleman.
+10	.17	Employment Agreement, dated June 29, 2005, by and between Strategic Outsourcing, Inc. and Michael Willson.
+10	.18	Employment Agreement, dated August 10, 2005, by and between Strategic Outsourcing, Inc. and Anthony Danon.
10.19		Third Amended and Restated Senior Secured Credit Agreement, dated July 2, 2007, by and among Strategic Outsourcing, Inc., as Borrower, and the other Credit Parties thereto from time to time, as Guarantors, and the Lenders party thereto from time to time, and The Bank of New York, as Issuing Bank, Collateral Agent and Administrative Agent, and BNY Capital Markets, Inc., as Sole Lead Arranger and as Sole Bookrunner, and Suntrust Bank as Syndication Agent, and Wachovia Bank, N.A. as Documentation Agent.

Exhibit No.		Description

10.20		Management Services Agreement, dated July 29, 2005, by and among Clarion Capital Operating, LLC and SOI Holdings, Inc.
†10	.21	Large Risk Alternative Rating and Insurance Program Agreement, effective March 1, 2007, between Strategic Outsourcing, Inc., and Hartford Fire Insurance Company.
†10	.22	Minimum Premium Accounting Agreement, dated March 1, 2005, by and among Blue Cross and Blue Shield of Florida, Inc., Health Options, Inc., and Strategic Outsourcing, Inc.
†10	.23	Health Benefits Agreement, effective March 1, 2004, by and among First Health Life & Health Insurance Company, Union Planters Corporation and Strategic Outsourcing, Inc.
†10	.24	Group Accident and Health Insurance Policy, effective March 1, 2007, by and between Aetna Life Insurance Company and Strategic Outsourcing, Inc.
†10	.25	Lexington Insurance Company Employment Practices Liability Insurance Policy No. 7448348.
†10	.26	Claim Agreement, effective March 1, 2007, between Strategic Outsourcing, Inc., and Specialty Risk Services, LLC, successor to Specialty Risk Services, Inc., on behalf of itself and its affiliate, Hartford Fire Insurance Company.
10.27		Preferred Stock Redemption Agreement, dated May 18, 2007, by and among Regions Bank, Trumpet Investors, L.P., Trumpet SBIC Investors, L.P., and SOI Holdings, Inc.
10.28		Stock Redemption and Waiver Agreement, dated July 2, 2007, by and among Regions Financial Corporation, Regions Bank, Trumpet Investors, L.P., Trumpet SBIC Partners, L.P., Strategic Outsourcing, Inc., and SOI Holdings, Inc.
+10	.29	Strategic Outsourcing, Inc. 2007 Management Bonus Incentive Plan.
+10	.30	Strategic Outsourcing, Inc. 2006 Management Bonus Incentive Plan.
+10	.31	Strategic Outsourcing, Inc., Great Game of Business Plan.
+10	.32	Strategic Outsourcing, Inc. 2002 Management Incentive Plan.
21.1		List of Subsidiaries of the Registrant.
23.1		Consent of PricewaterhouseCoopers LLP.
23.2		Consent of PricewaterhouseCoopers LLP.
23.3		Consent of Ernst & Young LLP.
†23	.4	Consent of Duane Morris LLP (included in Exhibit 5.1).
24		Powers of Attorney (See page II-4 of this registration statement).

+	This exhibit represents a management contract or compensatory plan or arrangement.

†	To be filed by amendment.